Form 20-F
period 2020-12-31
Tufin Software Technologies Ltd.
filed 2021-03-02
CIK 1757399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ____________ to ____________.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, the registrant had outstanding 35,972,470 ordinary shares, par value NIS 0.015 per share.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “ accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

We make forward-looking statements in this annual report that are subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “will,” “likely,” “continue” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature, and the risks and uncertainties they involve include, but are not limited to, the items in the following list, which summarizes some of the principal risks relating to the Company and its business:

•

the impact of the global pandemic caused by the novel coronavirus (“COVID-19”) on the budgets of our customers and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic;

•

political conditions and economic downturns, particularly in areas where we operate;

•

compliance, managerial and regulatory risks associated with international sales and operations;

•

our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spend;

•

our expectations for growth in certain key verticals and geographic regions and our intention to expand international operations;

•

our ability to maintain effective internal controls over financial reporting;

•

our expectations concerning seasonality and the predictability of our sales cycle;

•

our expectation regarding customer relationships developed by our hybrid sales model, including our ability to acquire new customers and maintain a high level of customer retention;

•

our ability to compete and increase positive market awareness of our brand, particularly with respect to markets for security policy management;

•

our ability to align our future and past performance by continuing to generate sufficient revenues;

•

the successful management of our business model, as well as current and future growth, particularly with respect to our plans to transition to a subscription-based product model over time;

•

the compatibility of our product and service offerings with customers’ existing technologies and applications;

•

our plans to deploy additional cloud-based subscription products over time, to enable more customers to consume our products beyond our existing on-premise solutions;

•

our reliance on certain products and customers to generate revenue;

•

our intention to invest further in the Tufin Orchestration Suite to extend its functionality and features;

•

our expectations regarding sales of our new product, SecureCloud;

•

our expectations regarding sales driven by channel partners and our technology alliance partners through joint selling efforts and go-to-market strategies;

•

our dependence on a single third-party manufacturer to fulfill certain software license orders;

•

the effect of cybersecurity threats or attacks on our technologies, products and services;

•

the effect of any real or perceived shortcomings, defects or vulnerabilities in our solutions;

•

compliance laws, regulations and requirements in the jurisdictions where we operate, including with respect to with data protection and privacy and export and import control requirements;

•

our expectations regarding the outcome of certain litigation relating to our initial and secondary public offerings;

•

our ability to adequately protect and defend our intellectual property and other proprietary rights;

•

our ability to effectively manage invest in, grow and retain our sales force, research and development capabilities, marketing team and other key personnel;

•

the volatility of our share price and active trading market for our shares;

•

political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and

•

our expectations regarding our tax classifications.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

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

The selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The below selected consolidated balance sheet data as of December 31, 2017 and 2018, has been derived from our previously reported audited consolidated financial statements, which are not included in this annual report.

	Year ended December 31,
	2017	2018	2019	2020
	(in thousands except share and per share data)
Consolidated Statements of Operations:
Revenues:
Product	$30,855	$42,554	$47,365	$38,690
Maintenance and professional services	33,685	42,427	55,905	62,144
Total revenues	64,540	84,981	103,270	100,834
Cost of revenues:
Product	1,702	2,324	2,716	2,940
Maintenance and professional services	7,778	11,112	17,141	17,307
Total cost of revenues (1)	9,480	13,436	19,857	20,247
Gross profit	55,060	71,545	83,413	80,587
Operating expenses:
Research and development (1)	17,672	21,363	31,571	34,978
Sales and marketing (1)	35,042	46,092	63,981	59,484
General and administrative (1)	4,608	6,022	14,884	20,050
Total operating expenses	57,322	73,477	110,436	114,512
Operating loss	$(2,262)	$(1,932)	$(27,023)	$(33,925)
Financial income (loss), net	267	(1,047)	(85)	114
Loss before taxes on income	$(1,995)	$(2,979)	$(27,108)	$(33,811)
Taxes on income	(797)	(1,283)	(1,011)	(1,595)
Net loss	(2,792)	(4,262)	(28,119)	(35,406)
Basic and diluted net loss per ordinary share (2)	$(0.35)	$(0.53)	$(1.04)	$(0.99)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share (2)	7,872,545	8,045,647	27,088,274	35,674,258

	December 31,
	2017	2018	2019	2020
	(in thousands)
Consolidated Balance Sheet Data (3):
Cash and cash equivalents	$14,700	$15,248	$118,661	$58,449
Working capital, excluding deferred revenue (4)	15,247	17,781	115,963	75,973
Deferred revenue, current and non-current	23,957	31,464	35,563	37,755
Total assets	35,126	47,133	176,732	160,351
Redeemable convertible preferred shares	26,699	26,699	—	—
Total shareholders’ equity (deficit)	(29,028)	(29,946)	94,322	75,179

	December 31,
	2017	2018	2019	2020
	(in thousands)
Supplemental Financial Data:
Non-GAAP gross profit (5)	$55,392	$72,179	$84,927	$82,611
Non-GAAP operating income (loss) (5)	$(152)	$1,249	$(15,234)	$(18,452)
Non-GAAP net loss (5)	$(682)	$(1,081)	$(17,054)	$(20,634)

____________________________

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2017	2018	2019	2020
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$332	$634	$1,514	$2,024
Research and development	660	731	2,370	4,437
Sales and marketing	765	1,458	4,849	4,635
General and administrative	353	358	2,194	3,929
Total share-based compensation expenses	$2,110	$3,181	$10,927	$15,025

(2)

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

(3)

We adopted ASC 842 - “Leases” on January 1, 2019, and recorded right-of-use assets and lease liabilities, which are reflected on our balance sheet as of December 31, 2019 and 2020. As permitted, comparative figures were not adjusted. For additional information, see our consolidated financial statements included elsewhere in this annual report.

(4)	We define working capital as total current assets minus total current liabilities.
(5)

Non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net loss are non-GAAP financial measures. We define non-GAAP gross profit as gross profit excluding share-based compensation expense. We define non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and secondary offering costs. We define non-GAAP net loss as net loss excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries, secondary offering costs and the tax effect of these non-GAAP adjustments. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and secondary offering costs allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

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

The following tables reconcile gross profit, operating loss and net loss, the most directly comparable U.S. GAAP measures, to non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net loss for the periods presented:

	Year ended December 31,
	2017	2018	2019	2020
	(in thousands)
Reconciliation of Gross Profit to Non-GAAP Gross Profit:
Gross profit	$55,060	$71,545	$83,413	$80,587
Add:
Share-based compensation expense	$332	$634	$1,514	$2,024
Non-GAAP gross profit	$55,392	$72,179	$84,927	$82,611

	Year ended December 31,
	2017	2018	2019	2020
	(in thousands)
Reconciliation of Operating Loss to Non-GAAP Operating Loss:
Operating loss	$(2,262)	$(1,932)	$(27,023)	$(33,925)
Add:
Share-based compensation expense	$2,110	$3,181	$10,927	$15,025
Shelf registration costs				126
One-time reorganization charges				322
Secondary offering costs	—	—	862	—
Non-GAAP operating income (loss)	$(152)	$1,249	$(15,234)	$(18,452)

	Year ended December 31,
	2017	2018	2019	2020
	(in thousands)
Reconciliation of Net Loss to Non-GAAP Net Loss:

Net loss	$(2,792)	$(4,262)	$(28,119)	$(35,406)
Add:
Share-based compensation expense	$2,110	$3,181	$10,927	$15,025
Shelf registration costs				126
One-time reorganization charges				322
Secondary offering costs	—	—	862	—
Taxes on income related to non-GAAP adjustments	—	—	(724)	(701)
Non-GAAP net loss	$(682)	$(1,081)	$(17,054)	$(20,634)

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP loss differently or not at all, which reduces their usefulness as a comparative measure. You should consider non-GAAP gross profit, operating income (loss) and non-GAAP net loss along with other financial performance measures and our financial results presented in accordance with U.S. GAAP.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline, and you might lose all or part of your investment. This annual report also contains forward-looking statements, as a result of certain risk factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements” on page 1 of this annual report.

Risks Related to Our Business and Our Industry

Economic and External Risks

COVID-19, including the efforts to mitigate its impact, has had and may continue to have a material adverse effect on our business, liquidity, results of operations, financial condition and price of our securities.

The ongoing pandemic caused by COVID-19 has had a significant impact on global economic activity. Efforts to contain or reduce the spread of COVID-19, such as shutdowns and “shelter-in-place” orders, have been suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure. Such efforts have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets. For example, Israel and federal and state governments in the United States, the locations in which our primary offices are located, have imposed limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have resulted in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces, customers, consumer sentiment and the economies in many of our markets, and as a result, may further adversely affect our operations.

As a result of COVID-19 and its widespread economic effects, we have implemented certain cost-reduction measures, including workforce reduction. Because we cannot predict the trajectory of COVID-19, we may need to implement additional cost-reduction measures in the future.

Operationally, as a result of COVID-19 and related response measures, we have transitioned our employees to remote working arrangements and temporarily closed and/or otherwise implemented hybrid remote-work with limited onsite presence in all of our offices worldwide. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

To date, this shift to remote work has not had a material adverse impact on our ability to continue our operations. Although currently our operations are handled mostly remotely (with some onsite hybrid presence) and run smoothly, the remote work arrangements could, if interrupted, negatively impact the execution of our business plans and operating results. In addition, continuous remote work arrangements could result in increased turnover or make it more difficult to train new employees. Similarly, if a natural disaster, power outage, connectivity issue, or other event were to occur that would inhibit or preclude our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote work also increases our potential exposure to security breaches and fraud attempts.

In the event that COVID-19 continues to persist, it is plausible that the ongoing global economic downturn will continue in parallel, which could adversely affect the demand for our products generally. A continued economic recession could also have a material adverse impact on the stability and financial strength of our business partners. Similarly, the widespread economic impact on certain business segments and verticals, such as travel and hospitality, has led to reductions in IT spending within those industries. In addition, the lack of visibility in the mitigation of the pandemic has led some businesses to prioritize shorter term budget planning and the deferral of strategic, longer-term IT projects. Our customers and partners, as a result, may adopt a similar budgetary approach which, if adopted, would impair our operations and results moving forward. While we have a strong cash position, we cannot guarantee that our financial condition will not be adversely affected in a material manner.

There are additional variables that frustrate our ability to accurately predict the impact that COVID-19 will have on our operations going forward. Despite the recent development and introduction of different vaccines to COVID-19, there is still much uncertainty as to the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall changes in consumer behavior.

To the extent COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein.

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in security policy management, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy, including, for instance, conditions resulting from COVID-19 or financial and credit market fluctuations, could cause a decrease in corporate spending on security software. The Americas accounted for the majority of our revenues in each of the years ended December 31, 2019 and 2020. EMEA also accounted for a significant portion of our revenues in each of the years ended December 31, 2019 and 2020, with revenues generated in Germany representing 30% and 29%, respectively, of EMEA revenues. Economic downturns and geopolitical challenges in the Americas, EMEA or certain other parts of the world may cause our customers in those locations to reevaluate decisions to purchase our solutions or to delay their purchasing decisions, which could adversely impact our results of operations due to the importance that region to us.

In addition, a significant portion of our revenues is generated from customers in the financial services industry, including banking and insurance, and the telecommunications industry. In the years ended December 31, 2019 and 2020, we generated approximately 47% and 48%, respectively, of our revenues from customers in the financial services and telecommunications industries. Negative economic conditions may cause customers in those industries in particular to reduce their IT spending. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our results of operation could be adversely affected.

The security policy management market is rapidly evolving and difficult to predict. If the market does not continue to develop as we anticipate or if our target customers do not adopt our solutions, our revenues may not grow as expected and our share price may decline.

We believe our future success depends in large part on growth in the security policy management market in which we compete. The security policy management market is subject to rapid technological change, evolving industry standards and a shift in the enforcement or scope of regulations to which our customers are subject, as well as changing customer needs, requirements and preferences. As such, it is difficult to predict important market trends, including potential growth. For example, organizations that currently use homegrown tools may believe that they already have sufficient security policy management products. Therefore, such organizations may allocate all or most of their network infrastructure budgets on other products and may not adopt our solutions in addition to or in lieu of other existing solutions. If the security policy management market does not continue to develop in the way we anticipate or if organizations do not recognize the benefits our solutions offer in addition to or in place of other existing solutions, then our revenues may not grow as expected and our share price could decline.

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

Part of our European sales team is currently located in England. In the United Kingdom, following the vote to approve an exit from the European Union, or EU, commonly referred to as “Brexit,” the government officially separated from the EU on January 31, 2020. A transition period ended on December 31, 2020, during which the United Kingdom and the EU negotiated the terms of the United Kingdom’s relationship with the EU going forward. With the implementation of the EU-United Kingdom Trade and Cooperation Agreement beginning on January 1, 2021, it is still unclear how the deal will impact relationships within the United Kingdom and between the United Kingdom and other countries on many aspects of fiscal policy, cross-border trade and international relations. The effects of and the perceptions as to the impact from the withdrawal of the United Kingdom from the European Union has and may continue to adversely affect business activity and economic and market conditions in the United Kingdom, Europe and globally, and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the pound sterling and the euro. In addition, Brexit could lead to additional political, legal and economic instability in the European Union.

It is also unclear what long-term economic, financial, trade and legal implications the withdrawal of the United Kingdom from the EU will have and how such withdrawal will affect our customers and our operations in the United Kingdom. As a result, it is possible that the level of economic activity in this region will be adversely impacted and that there will be increased regulatory and legal complexities. Therefore, it may be time-consuming and expensive for us to alter our internal operations in order to comply with any new regulations. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business in the United Kingdom, as well as our financial condition, results of operations and cash flows.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments for operational and general corporate purposes. Our marketable securities amounted to $42.3 million as of December 31, 2020. Our investments in marketable securities might be negatively affected by liquidity, credit deterioration, financial results and interest rate fluctuations, as well as other factors which may be impacted by market downturns or events that affect global financial markets. We generally buy and hold our marketable securities portfolio with the objective to minimize the potential risk of principal loss. Our investment policy sets limits for minimum credit rating and maximum concentration per issuer, as well as maximum time to maturity. Our investments consist primarily of government and corporate debentures.

Although we believe that we generally adhere to conservative investment guidelines, the continuing uncertainty in the financial markets, including due COVID-19, may result in impairments of the carrying value of our investment assets. Any significant decline in our financial income or the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

Operational Risks

If we are unable to acquire new customers, particularly large organizations, our future revenues and operating results will be harmed.

Our growth strategy is dependent, in part, on our ability to acquire new customers, particularly large organizations, which we define as those comprising the Global 2000. For example, in the year ended December 31, 2020, large organizations accounted for 63% of our revenues, excluding maintenance renewals. The size and number of customers that we add in a given period significantly and directly impact both our short-term and long-term revenues. If we are unable to attract a sufficient number of new large organization customers or if we attract customers that place orders of an insufficient size, we may be unable to generate revenue growth at desired rates. The security policy management market is competitive and we cannot guarantee that we will out-perform our competitors. In addition, in many cases, our primary competition is in-house, manual, spreadsheet driven processes and home-grown approaches to security management. As a result, we may not be able to add new customers at the levels we expect, or may need to spend more than we budgeted on our efforts to do so. Competition in the marketplace may also result in us winning fewer new customers, lowering prices or offering sales incentives to new customers. These factors may have a material negative impact on our future revenues and operating results.

Sales to large organizations involve risks that may not be present (or that are present to a lesser extent) with sales to smaller entities. These risks include:

•

increased purchasing power and leverage held by large organizations in negotiating contractual arrangements with us, including, in certain cases, clauses that provide preferred pricing of configurations with similar specifications;

•

the timing of individual large sales, which in some cases have occurred in a quarter subsequent to those we anticipated, or have not occurred at all;

•

longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that ultimately elects not to purchase our products or purchases fewer products than we anticipated;

•

more stringent or costly requirements imposed upon us in our maintenance and professional services contracts with such customers, including stricter response times and penalties for any failure to meet maintenance and professional services requirements;

•

more complicated and costly implementation processes and network infrastructure; and

•

closer relationships with, and increased dependence upon, large technology companies who may offer competing products and have stronger brand recognition.

If we are unable to increase sales of our solutions and products to large organizations while mitigating the risks associated with serving such customers, our business, results of operations, prospects and financial condition may suffer.

If the transition to a subscription-based business model fails to yield the benefits that we expect, our results of operations could be negatively impacted.

We are in the process of transitioning to a subscription-based business model. It is uncertain whether this transition will prove successful. Market acceptance of our products is dependent on our ability to include functionality and usability that address certain customer requirements. Additionally, we must optimally price our products in light of marketplace conditions, our costs and customer demand. This transition may have negative revenue, earnings and cash flow implications, including on our quarterly results of operations. If we are unable to respond to challenges that may develop in our transition to subscription, our business could be harmed.

This subscription-based business strategy may give rise to a number of risks, including the following:

•

our revenues and cash flows may fluctuate more than anticipated over the short-term;

•

if new or current customers do not desire to consume our offerings under a subscription model, our subscription sales may lag behind our expectations;

•

the shift to a subscription model may raise concerns among new or existing customers, resellers and investors, including concerns with respect to changes to pricing over time and access to our products once a given subscription has expired, which could slow adoption rates;

•

our success in maintaining or implementing our target pricing or new pricing models, product adoption and projected renewal rates, or selection of a target price or new pricing model that is not optimal and could negatively affect our sales or earnings;

•

the shift to subscription may create a subscription pricing disadvantage against our competition and increase our loss rates against competition;

•

if our customers do not renew their subscriptions or do not renew them on a timely basis, our revenues may decline and our business may suffer;

•

we may incur sales compensation costs at a higher than forecasted rate if the pace of our subscription transition is faster than anticipated; and

•

our sales force may have difficulty with the transition which may lead to increased turnover rates and lower headcount.

If we are required to and fail to successfully manage any changes to our business model, including the transition of our products to subscription services, our results of operations could be harmed.

In February 2021, we announced our intention to transition from perpetual licenses to a subscription-based sales model. This adjustment to our business model requires a considerable investment of technical, financial, legal and sales resources. We may assume greater responsibilities for implementation related services during this transition. As a result, we may face risks associated with new and complex implementations, the cost of which may differ from original estimates. As a result of the transition to a subscription-based sales model, we may experience consequences such as monetary credits for current or future service engagements, reduced fees for additional product sales and refusal by our customers to pay contractually-obligated subscription or service fees.

Our failure in transitioning our business model to be primarily subscription may adversely affect valuation methods applied by investors and analysts on our enterprise value.

Enterprise valuation methods, may be applied differently on enterprises that are operating primarily under a subscription based recurring revenue model than an enterprise that is operating primarily under a perpetual license sales model. Investors and/or analysts applying valuation methods to our company under the assumption that we will be successful with transitioning to a primarily subscription based sales model, may have to adversely revise their valuations if we fail to achieve this transition in line with their expectations.

Our business depends substantially on our ability to retain existing customers and expand our offerings to them, and our failure to do so could harm future results of operations.

We generate a significant portion of our revenues from sales to existing customers and our business depends substantially on our ability to retain customers and expand our offerings to them. For example, during the year ended December 31, 2020, we generated approximately 71% of our revenues, excluding maintenance renewals, from sales to existing customers. We offer four products that comprise the Tufin Orchestration Suite: SecureTrack, SecureChange, SecureApp and, as of February 2020, SecureCloud. The majority of our customers initially purchase SecureTrack to monitor part of their networks. Initial product deployments frequently expand across departments, divisions and geographies and result in the purchase of additional products, such as SecureChange and SecureApp. We also expect SecureCloud, which allows for visibility and control of the security posture in cloud-native and hybrid cloud environments, to contribute to our revenues over time. Finally, we introduced the Tufin Marketplace in 2020 as a place where customers can find and deploy applications and extensions that enhance the overall value of their Tufin security policy management implementations. A number of the applications in the Marketplace, including the recently released Vulnerability Mitigation App, require a paid license and are expected to generate revenue in the future.

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

We face competition in the security policy management market in which we operate. In many cases, our primary competition is in-house, manual, spreadsheet driven processes and home-grown approaches to security management, and we and our channel partners may not be successful in educating and familiarizing potential customers with the value associated with our products and services. Our direct competitors include vendors such as AlgoSec, Inc., FireMon, LLC and Skybox Security LLC that offer solutions that compete with all or some of our products or product features. We also indirectly compete with large security companies that offer a broad array of traditional security management solutions, such as Palo Alto Networks, Inc. and Cisco Systems, Inc., for a share of enterprises’ IT security budgets.

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

Organizations that use other products or home-grown tools may believe that these products or tools are sufficient to meet their security policy management needs or that our products only serve the needs of a portion of the enterprise security market. Accordingly, these organizations may continue allocating their IT budgets for other products, and may not adopt our products. Further, many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of networking and security products. As a result, these organizations may prefer to purchase from their existing suppliers rather than add or switch to a new supplier, such as us, regardless of product performance, features, or greater services offerings or may be more willing to incrementally add solutions to their existing security infrastructure from existing suppliers than to replace it wholesale with our solutions.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. For instance, in February of 2020, a direct competitor of ours, AlgoSec, Inc., announced that they have entered into an agreement with Cisco Systems Inc. in which AlgoSec’s products were listed in Cisco’s price list and can be sold by some of Cisco’s sales force, expanding AlgoSec’s potential market reach. Current or potential competitors may be acquired by third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do.

The recent decrease to our revenue may be indicative of our future performance.

For the years ended December 31, 2019 and 2020, our revenues were $103.3 million and $100.8 million, respectively, representing a year-over-year decrease of 2%. While in the year ended December 31, 2019 we reported a revenue growth rate of 22%, our revenue decreased in the year ended December 31, 2020, which may be indicative of our future performance and we may not return to our growth rate trajectory reported in prior fiscal periods. Factors that could impact our ability to return to positive revenue growth include the impact of COVID-19 on customer demand for our products and services, the unsuccessful transition to a subscription-based business model, our ability to increase the size or efficiency of our sales force, which has expanded rapidly in recent years, our ability to achieve repeat purchases by existing customers, our ability to successfully compete with other companies and the extent to which we are successful in securing large-scale deployments, particularly among our large, Global 2000 customers. If we are unable to increase revenues, our share price could experience volatility, and our ability to achieve and maintain profitability could be adversely affected.

Our business and operations have slowed down in relation to recent periods of growth, and if we do not appropriately manage our current business and operations, our results of operations may not return to previous growth rates and outputs.

During previous fiscal periods, we experienced growth that placed significant demands on our management, administrative, operational and financial infrastructure. During the year end December 31, 2020, we were required to adapt to a variety of challenging economic conditions, including COVID-19 which triggered certain cost reduction initiatives, including workforce reduction, as well as increasing recruitment efforts initiated by competitors, threatening both our ability to maintain current talent and hire potential talent. Specifically, as of December 31, 2020, we had 533 employees and contractors compared to 568 as of December 31, 2019. While we expect that the transition to a subscription-based business model will have a positive impact on our business in the long-term, we cannot guarantee that our business and operations will return to the growth rates experienced in previous fiscal periods.

Our success and return to previous growth rates will depend in part upon, among other things, our ability to manage and increase the productivity of our existing employees, particularly our sales force, and hire, train, and manage new employees and expand our network of channel partners. To manage the domestic and international growth of our operations and personnel, we will need maintain or to continue to improve our operational, financial, and management controls, as well as our reporting processes and procedures.

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

We have incurred net losses in each period since our inception, including net losses of $28.1 million and $35.4 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, our accumulated deficit was $103.8 million. We expect our operating expenses to increase significantly as we continue to expand our sales and marketing efforts, in part, by building our sales platforms, continue to devote significant research and development resources to our solutions and continue to expand our operations in existing and new geographies and vertical markets. Given that we reported a year-over-year decrease in revenues for 2020, we may continue to generate losses. In addition, as we transition to a subscription-based business model, our revenues and cash flows may fluctuate more than anticipated over the short-term. We cannot assure investors that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We are subject to a number of risks associated with international sales and operations.

We operate a global business with offices located primarily in Israel and the United States. In the year ended December 31, 2020, we generated 54%, 40% and 6% of our revenues from customers in the Americas, EMEA and APAC, respectively. Business practices in the international markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•

greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•

higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

•

management communication and integration problems resulting from cultural and geographic dispersion;

•

risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platforms that may be required in foreign countries;

•

greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•

compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act, the bribery sections of the Israeli Penal Law, 5737-1977 and the U.K. Bribery Act;

•

heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•

the uncertainty of protection for intellectual property rights in some countries;

•

general political and economic conditions, including due to the impact of COVID-19, in these foreign markets; and

•

double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States, Israel or the other jurisdictions in which we operate.

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

The attractiveness of our platforms depends, in part, on our ability to integrate with third-party applications and network products that our customers use or desire to use. Third-party providers may change the features of their applications and platforms or alter the terms governing use of their applications and platforms in an adverse manner. Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications and systems with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platforms with new third-party applications that our customers desire, or to adapt to the requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers expect, which would negatively impact our ability to retain current customers or obtain new customers. As a result, our offerings and, consequently, our business, could be adversely harmed.

If our products and services do not effectively interoperate with our customers’ existing or future IT infrastructures, deployments and integrations could be delayed or canceled, which would harm our business.

Our products and services must effectively interoperate with our customers’ existing or future IT infrastructure, which often has different specifications, utilizes multiple protocol standards, deploys products from multiple vendors and contains multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. If we find errors in the existing software or defects in the hardware used in our customers’ infrastructure or problematic network configurations or settings, we may have to modify and improve our software so that our products will integrate with our customers’ infrastructure. In such cases, our products may be unable to support some of the configurations or protocols used in our customers’ infrastructure. These issues could cause longer deployment and integration times for our products and could cause order cancelations, either of which would adversely affect our business, results of operations and financial condition. Additionally, any changes in our customers’ IT infrastructure that degrade the functionality of our products or services but which are better supported by competitive software, could adversely affect the adoption and usage of our products.

Because we derive most of our revenues from sales of licenses and maintenance for SecureTrack, SecureChange and SecureApp, which belong to a single platform of products – the Tufin Orchestration Suite – the failure of these products to satisfy customers or to achieve increased market acceptance would adversely affect our business.

In the fiscal year ended December 31, 2020, we generated most of our revenues from sales of licenses and maintenance for SecureTrack, SecureChange and SecureApp. We recently introduced SecureCloud and the Tufin Marketplace apps to the market, and have not yet derived significant revenues from the sales of these products and applications. We expect to continue to derive a majority of our revenues from license and maintenance sales relating to the Tufin Orchestration Suite in the future. As such, market acceptance of this platform of products is critical to our continued success. Demand for licenses for the Tufin Orchestration Suite is affected by a number of factors, some of which are outside of our control, including continued market acceptance of our software by our customers and potential customers, the viability of existing and new use cases, technological change and growth or contraction in our market. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our software, our business, operations, financial results and growth prospects will be materially and adversely affected.

If we are unable to increase market awareness of our company and our solutions, or fail to successfully promote or protect our brand, our competitive market position and revenues may not continue to grow or may decline.

We believe that improved awareness of our brand and the value proposition of our solutions will be essential to our continued growth and our success. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand, including our ability to increase awareness among existing and potential channels partners through various means of marketing and promotional activities. For example, as a result of various restrictions implemented by governments across the globe as a response to COVID-19, we were compelled to adjust the way in which we market and sell our products, either by way of virtual conferences or otherwise. We cannot guarantee that we will be successful in our transition to a more virtually-inclined marketing and sales model, and if unsuccessful our results of operations may be materially and adversely affected. If our marketing efforts are unsuccessful in improving market awareness of our brand and our solutions, then our business, results of operations, prospects, and financial condition will be adversely affected, and we will not be able to achieve sustained growth.

Moreover, due to the intensely competitive nature of our market, we believe that building and maintaining our brand and reputation is critical to our success and that the importance of positive brand recognition will increase as competition in our market may further intensify. While we believe that we are successfully building a well-established brand and have invested and expect to continue to invest substantial resources to promote and maintain our brand, both domestically and internationally, there can be no assurances that our brand development strategies will enhance our reputation or brand recognition or lead to increased revenue.

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

Our products are designed to assist customers in the management of their IT networks, enhance visibility and control across their networks, ensure compliance with security standards and embed security enforcement into their workstreams. However, despite the implementation of security measures, the solutions we sell to customers, including our cloud-based solutions, could contain vulnerabilities that are not capable of being remedied or detected until after their deployment. If we fail to update our products to remedy, detect or prevent such threats, our business and reputation will suffer. Moreover, as our solutions are adopted by an increasing number of enterprises and governmental entities, including the U.S. federal government, cyberattackers may focus on finding ways to defeat our solutions. The data stored in our products’ database is highly sensitive, and includes our customers’ current enterprise-wide network configuration and security policies. If our products’ security configuration is breached, this data could be used by malicious actors, including external hackers and rogue employees within our customers’ organizations, to plan how they could effectively traverse our customers’ networks and gain unauthorized access to critical systems and data. A breach or theft of our customers’ sensitive business data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternatives to our solutions. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Although we seek to limit our financial exposure in such circumstances through caps on our indemnification obligations to customers, customers may litigate the enforceability of such caps and it is possible that such litigation may be successful in certain circumstances. Any such event could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solutions.

If we fail to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solutions will be limited, and our business, financial position and results of operations will be harmed.

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2020. Our channel partners include distributors and resellers, as well as service delivery partners that help customers successfully deploy, configure, customize and maintain our products and services. Our channel partners fulfill orders constituting substantially all of our revenues. Certain of our new customer leads are generated by our channel partners. For the years ended December 31, 2019 and 2020, our two largest channel partners accounted for 15% and 9% of our revenues and 15% and 10% of our revenues, respectively. Our agreements with these channel partners provide that each partner agrees to sell and distribute our products within certain territories for one year. These agreements are nonexclusive and non-transferable, and automatically renew unless terminated by either party after providing prior written notice. As of December 31, 2020, three of our channel partners accounted for 10% or more of our accounts receivable, accounting for an aggregate of 39% of our accounts receivable. Our engagements with these channel partners are generally based on separate contractual relationships with different business units across multiple jurisdictions rather than on a single agreement.

As a result of this concentration, if a channel partner ceases to perform services for us, we may face disruptions in deploying solutions to our customers. Additionally, we are exposed to the credit risk of our channel partners in the event they become insolvent while owing us payment. If our channel partners do not effectively provide support to the satisfaction of our customers, we may be required to provide additional support to such customers, which would require us to invest in additional personnel and may require us to devote significant time and resources and divert attention away from other customers or opportunities. If our channel partners do not effectively market and sell our solutions, or choose to use greater efforts to market and sell the products and services of our competitors, our ability to grow our business may be adversely affected.

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

While many organizations see the cloud as a scalable extension of their existing data center, some are adopting the DevOps approach to cloud application development. Pricing and delivery models are evolving. Different usage models and network security architectures in the cloud influence customers’ choice of cloud-based security products. Our ecosystem must continue to evolve with this changing environment. We plan to devote significant resources to develop and deploy our cloud-based strategies. Unlike traditional enterprise applications, in which every connectivity change is controlled and managed by IT, in cloud-native environments, the developers and DevOps engineers typically have administrative rights over the infrastructure. The connectivity decisions and changes made by developers in cloud-native applications can have an immediate impact on the organization’s security posture, with little or no oversight by the security team. Our success in developing cloud-native solutions is connected with the fragmentation of enterprise networks between on-premise networks and the cloud environment, the growing use of cloud infrastructure and cloud-native development environments and the level of adoption of cloud platforms such as such as Google Cloud, Amazon Web Services, or AWS, Microsoft Azure, Check Point and Palo Alto.

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

Our customers depend in large part on customer support delivered through our channel partners or by us to resolve issues relating to the use of our solutions. Our agreements with customers typically provide certain service level commitments, including with respect to initial response time for support. Our business relies on our customers’ satisfaction with the technical maintenance and support and professional services we provide to support our products. While the majority of our software is sold under perpetual license agreements, all of our maintenance and professional services contracts are sold on a term basis. Our customers typically purchase one or three years of software maintenance in addition to their initial purchase of our products, with an option to renew their maintenance contracts. In order for us to maintain and improve our results of operations, it is important that our existing customers renew their maintenance contracts when the term expires. For example, for each of the years ended December 31, 2019 and 2020, our maintenance renewal rate was over 90%. Maintenance and support revenues have increased as a percentage of our revenues in each of these years.

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

We depend on a single third-party hardware manufacturer for the hardware that we use to fulfill certain orders for our software licenses, and delays or disruptions in fulfilling such orders could materially and adversely impact our operations.

We depend on a single third-party manufacturer to supply the computer hardware on which our licensed software is installed for certain customers. Specifically, when placing an order, a customer may elect to download our software onto its own computer hardware that meets our specifications or purchase computer hardware from us with our software pre-installed. In the years ended December 31, 2019 and 2020, transactions in which customers purchased software pre-installed on computer hardware that we supplied accounted for 28% and 21%, respectively, of our sales. Our computer hardware supplier fulfills our requirements on a purchase order basis and we hold only limited inventory. We do not have a long-term contract with the supplier that guarantees capacity or the continuation of particular pricing terms. There are alternative suppliers for the computer hardware, but that hardware would initially not be optimized for our software. Furthermore, in the event of a disruption in supply, we would need to inform customers with pending orders regarding the change in hardware and offer them the choice of supplying their own hardware or using alternate hardware that we would supply, both of which may cause delays in the timely fulfillment of their orders. This could have a material adverse effect on our business and results of operations.

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

We derive a portion of our revenues from sales of our solutions to federal, state, local and foreign governments, and we believe that the success and growth of our business will continue to depend in part on our successful procurement of government contracts. Factors that could impede our ability to maintain or increase the amount of revenues derived from government contracts include:

•

changes in fiscal or contracting policies;

•

decreases in available government funding;

•

changes in government programs or applicable requirements;

•

the adoption of new laws or regulations or changes to existing laws or regulations; and

•

potential delays or changes in the government appropriations or other funding authorization processes.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions or otherwise have an adverse effect on our business, operating results and financial condition.

Legal, Regulatory and Security Risks

Our business and reputation could be harmed if cybersecurity risks materialize.

Our customers face increasingly sophisticated and targeted cyberthreats, including as a result of the increase in remote working arrangements due to COVID-19. Many of our enterprise customers are experiencing more cyberthreats as enterprise networks are becoming increasingly fragmented with firewalls from different vendors, public and private clouds and microservices in containers.

While our products and services specifically aim to offer solutions to these risks, they may nevertheless contain vulnerabilities to such threats, which are a growing and evolving risk and are often difficult or impossible to detect for long periods of time or to successfully defend against. Successful attacks, whether through external or internal actors, could harm the confidentiality, integrity and availability of personal data and other sensitive information, as well as the integrity and availability of our systems, products and services in a manner that could materially and adversely affect our business. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, such a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer. In addition, if we suffer a highly publicized security breach, even if our platform and solutions perform effectively, such a breach could cause us to suffer reputational harm, lose existing commercial relationships and customers or deter customers from purchasing additional solutions and prevent new customers from purchasing our solutions.

We are subject to data protection and privacy laws, regulations, standards, and contractual obligations, the breach of which could subject us to fines and harm our reputation.

We are subject to an expanding number of domestic, international and contractual legal requirements regarding privacy, personal data rights and data protection ("Applicable Data Obligations"). The Applicable Data Obligations continue to evolve and address a range of issues, including restrictions or technological requirements regarding the collection, use, storage, protection, retention, and transfer of personal data. Violation of the Applicable Data Obligations could result in substantial fines, penalties and related defense costs. For example, the GDPR provides for penalties that could reach the greater of 20 million Euros or 4% of a company’s worldwide annual turnover for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR.

Additionally, we are also subject to the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020 and imposes heightened transparency obligations, adds restrictions on the “sale” of personal information, and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply.

On November 3, 2020, California voters passed the California Privacy Rights Act (“CPRA”) into law, which will take effect in January 2023 and will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. More generally, some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent U.S. federal privacy legislation, which could increase our potential liability and adversely affect our business.

In addition, we are also subject to the Israeli Privacy Protection Law 5741-1981 (the “PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”, and collectively "Israeli Law"), which impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. Failure to comply with the Israeli Law may expose us to administrative fines, civil claims (including class actions), and in certain exceptional and unusual circumstances, criminal liability. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as the Authority has done in the past with respect to dozens of Israeli organizations in various sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business.

These and other legal requirements may be interpreted and enforced in a manner that is inconsistent with our existing practices or the features of our products and services. We may also be subject to claims of liability or responsibility for the actions of third parties with whom we interact or upon whom we rely in relation to various products and services, including our channel partners. In addition to the possibility of our being subject to enforcement actions, fines, lawsuits and other claims with respect to these and other legal requirements, we could be required to fundamentally change our business activities and practices or modify our products and services, which could have an adverse effect on our business. Any inability to adequately address customer privacy and data protection concerns, even if unfounded, or to comply with Applicable Data Obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

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

The results of complex legal proceedings, whether bought by us or by others against us, are difficult to predict. An unfavorable resolution of any lawsuit could adversely affect our business, results of operations, prospects or financial condition. Any insurance coverage that we have may not adequately cover all claims asserted against us, or may cover only a portion of such claims. In addition, even if claims do not result in litigation or ultimately are resolved in our favor, such claims could result in our expenditure of funds in litigation, and divert management’s time and other resources. Litigation in general and securities litigation in particular, can be expensive, lengthy and disruptive to normal business operations. For example, we are subject to putative class action lawsuits in New York state court alleging federal securities law violations in connection with our initial public offering, as well in the Southern District of New alleging federal securities law violations in connection with our initial public offering and secondary public offering. Based on information currently available and the current stage of the litigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to these claims. Our business, results of operations, and financial condition could be materially and adversely affected by such costs and any unfavorable outcomes in current or future litigation.

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

In the first quarter of 2019, we implemented a new ERP system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, operations and other business processes. A failure of this system to perform as we anticipate may result in transaction errors, processing inefficiencies and sales losses, may harm our ability to fulfill our contractual and performance obligations, may harm our ability to accurately forecast sales demand and file reports with the SEC on a timely and accurate basis. In addition, due to the systemic internal control features within ERP systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls. The risks associated with a new ERP system are greater for us as we plan to expand our operations.

In addition, complying with these rules and regulations and the increasingly complex laws pertaining to public companies requires substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could disrupt our operations and materially and adversely affect our business, financial condition and results of operations. We will also need to continue to hire additional personnel to support our financial reporting function, and may face challenges in doing so.

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

Risks Related to Our Intellectual Property and Proprietary Rights

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

In addition, we seek to protect our intellectual property by filing Israeli, U.S. and other foreign patent applications related to our proprietary technology. As of December 31, 2020, we had 14 issued patents in the United States and five issued patents in Israel. We may file additional patent applications in the future. In order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly, time-consuming and uncertain. We may choose not to seek patent protection for certain innovations or in certain jurisdictions. Furthermore, the scope of our issued patents may be insufficient, and they may not provide us with any competitive advantages. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, the issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. As a result, we may not be able to obtain adequate protection or effectively enforce our issued patents or other intellectual property rights.

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

Risks Related to Our Personnel

We have undergone a recent change to our senior management team and if we are unable to integrate new members of our senior management team, or if we lose the services of any of our senior management or other key personnel, our business, operating results, and financial condition could be adversely affected.

In January 2021, Kevin Maloney resigned from his role as Senior Vice President of Global Sales. Raymond Brancato has been appointed as our Chief Revenue Officer, with Mr. Maloney assisting with the transition through the end of February 2021. This or any other significant leadership change or senior management transition involves inherent risk and any failure to ensure a smooth transition could hinder our strategic planning, business execution and future performance. In particular, this or any future leadership transition may result in a loss of personnel with deep institutional or technical knowledge, and has the potential to disrupt our operations and relationships with employees and customers due to added costs, operational inefficiencies, decreased employee morale and productivity and increased turnover. We must successfully integrate our new leadership team member within our organization to achieve our operating objectives.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

Our future success depends, in part, on our ability to expand, train and retain our sales force. Our inability to attract or retain qualified personnel or delays in hiring required sales personnel may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time, subject to certain notice requirements. Our ability to attract and retain highly skilled personnel is critical to our future success. Similarly, recently a growing number of Israeli technology companies went public, or elected to initiate the process of going public, which in turn triggered a significant uptick in recruitment efforts, which threatens our ability to maintain our employees and recruit new talent.

In addition, there is intense competition for individuals with sales training and experience. The training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. However, there is no guarantee that our recent hires and planned new hires will become as productive as we expect or require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets in which we currently operate or where we seek to conduct business. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient research and development personnel, and if we are unable to generate an adequate return on our investment in research and development.

Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient engineers and research and development personnel. Our principal research and development activities are conducted from our headquarters in Israel, and we face significant competition for suitably skilled engineers and research and development personnel in this region, where the availability of such personnel is limited. We also have a number of employees that work as developers in Bucharest, Romania in order to benefit from the significant pool of talent that is more readily available in this market. Larger companies with whom we compete may expend more resources than we do on employee recruitment and may be able to offer more favorable compensation and incentive packages than us. If we cannot attract or retain a sufficient number of skilled research and development employees, our business, prospects and results of operations could be adversely affected.

In order to remain competitive, we expect to continue to dedicate significant financial and other resources to expand upon our research and development teams to assist in developing new solutions, applications and enhancements to our existing products and platforms.

We are dependent on the continued services and performance of our two founders, the loss of either of whom could adversely affect our business.

Our business depends on the continued services and performance of our two founders, Reuven Kitov, our Chief Executive Officer and Chairman of the Board of Directors, and Reuven Harrison, our Chief Technology Officer and a director, due to their relevant experience and skills, to execute on our business plan, and to identify and pursue new opportunities and product innovations. We do not carry key man life insurance on either of Mr. Kitov or Mr. Harrison and, even if we did, such coverage would likely be insufficient to compensate us for the loss of their services due to their industry experience and understanding of our business model. The loss of services of either of Mr. Kitov or Mr. Harrison could significantly delay or prevent the achievement of our development and strategic objectives.

Our corporate culture has contributed to our success, and if we cannot maintain this culture moving forward, including as a result of COVID-19 and related response measures, we could lose the innovation, creativity and teamwork fostered by our culture, which could adversely affect our business.

We believe that our corporate culture has been and will continue to be a key contributor to our future success. As a result of COVID-19 and related response measures, we have transitioned our employees to remote working arrangements and temporarily closed and/or otherwise implemented hybrid remote-work with limited onsite presence in our offices worldwide, which could negatively affect our culture. We continue to plan for the eventual return of employees to our offices, but the working arrangements when we return to the office may differ from the arrangements before COVID-19; we expect that some of our employees may continue to work from home full-time or part-time. The full or partial return to in-office work and the potential transition to permanent remote working arrangements for some employees may result in a deterioration of our corporate culture and other unforeseen challenges. Any failure to preserve our culture could negatively affect our ability to innovate and operate effectively.

In addition, we plan to continue to expand our international operations, which may affect our culture as we seek to find, hire and integrate additional international employees while maintaining our corporate culture. From December 31, 2016 to December 31, 2020, we increased the size of our workforce by 118 employees in Israel and by 157 employees in other countries, representing a 107% increase, and we expect to continue to hire new employees in order to support our growth plans. If we do not continue to maintain our corporate culture as we grow, we may be unable to continue to foster the innovation, integrity and collaboration we believe we need to support our growth. Our anticipated headcount growth, international expansion and our transition from a private company to a public company may result in a change to our corporate culture, which could adversely affect our business.

Risk Related to Our Internal Controls

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to report our financial results accurately or meet our reporting obligations.

We are required to maintain internal control over financial reporting and to report any material weakness in those controls. In connection with the issuance of our consolidated financial statements for each of the years ended December 31, 2017, 2018 and 2019, we identified a material weakness in our internal control over financial reporting that we subsequently remedied. If we identify future material weakness in our internal control over financial reporting or are unable to certify that our internal control over financial reporting is effective pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we could lose investor confidence in the accuracy and completeness of our financial reports, which could harm our business, the price of our ordinary shares and our ability to access the capital markets.

Risks Related to Our Ordinary Shares

Our share price has been and will likely continue to be volatile, and you may lose all or part of your investment.

Since our initial public offering on April 11, 2019, our ordinary shares have traded as high as $31.04 per share and as low as $5.79 per share through December 31, 2020. On February 19, 2021, the last reported sale price of our ordinary shares was $12.09 per share.

In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•

actual or anticipated fluctuations in our results of operations;

•

variance in our financial performance from the expectations of market analysts;

•

announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•

changes in the prices of our products and services;

•

our involvement in litigation;

•

our sale of ordinary shares or other securities in the future;

•

market conditions in our industry;

•

changes in key personnel;

•

the trading volume of our ordinary shares;

•

changes in the estimation of the future size and growth rate of our markets; and

•

general economic and market conditions, including with respect to COVID-19.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. For example, we are subject to class action lawsuits in the Supreme Court of the State of New York and the Southern District of New York, alleging federal securities law violations in connection with our initial public offering and additionally, for the federal court claim, our secondary public offering. Based on information currently available and the current stage of the litigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to these claims. See “Item 8 A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” Low trading volume may also increase the price volatility of our ordinary shares. A thin trading market could cause the price of our ordinary shares to fluctuate significantly more than the stock market as a whole.

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

As of February 19, 2021, the largest beneficial owners of our shares, entities and individuals affiliated with Marker LLC (“Marker”) and Catalyst Private Equity Partners (Israel) II, Limited Partnership (“Catalyst”) owned 12.2% and 8.7% of our ordinary shares, respectively. As a result, these shareholders individually or collectively could exert significant influence over our operations and business strategy and would have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:

•

the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•

approving or rejecting a merger, consolidation or other business combination;

•

raising future capital; and

•

amending our articles of association, which govern the rights attached to our ordinary shares.

For example, on December 14, 2020, each of Marker and Catalyst separately filed a Schedule 13D with the SEC where they indicated that they intend to engage the Company in order to discuss opportunities to maximize shareholder value, including, but not limited to, the potential sale of all or a portion of their respective investments in the Company or strategic transactions involving the Company.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give investors the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price. Further, our amended and restated articles of association contain provisions that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors even if such a transaction would be beneficial to our shareholders. We also have a staggered board of directors that could make it more difficult for shareholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public shareholders to change our management or board of directors.

As a foreign private issuer whose shares are listed on the NYSE, we may follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may, in the future, result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer whose shares are listed on the NYSE, we may follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements for U.S. domestic issuers. For example, foreign private issuers are permitted to follow home country practices with regard to director nomination procedures and the approval of compensation of officers. Additionally, foreign private issuers are not required to maintain a board comprised of a majority of independent directors. Foreign private issuers are also exempt from NYSE rules that require shareholder approval prior to (i) the adoption or amendment of an equity compensation plan or (ii) the issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, in private offerings in excess of 20% of a company’s outstanding ordinary shares or voting power, as well as other private offerings to related parties. However, notwithstanding our ability to follow the corporate governance practices of our home country, Israel, we have elected to comply with NYSE corporate governance requirements that are applicable to U.S. domestic issuers. Nevertheless, we may, in the future, decide to rely on foreign private issuer exemptions and follow Israeli home country governance practices in lieu of complying with some or all NYSE corporate governance requirements, which may provide less protection to our investors than is accorded to investors of domestic issuers. See “Item 6.C. Board Practices—Corporate Governance Practices.”

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

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic filers, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law 5759-1999, or the Companies Law, require us to disclose in the proxy statement for the annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated executive officers on an individual, rather than an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. See “Item 6.B. Compensation—Compensation of Directors and Executive Officers.”

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

We have made offerings of our ordinary shares in the past and may do so again in the future. In addition, if our existing shareholders, particularly our largest shareholders, our directors, their affiliates or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. For instance, if Marker and/or Catalyst determined to sell a portion or all of their holdings in the Company, as disclosed in their respective Schedule 13D filings with the SEC on December 14, 2020, the market price of our ordinary shares could react negatively. The perception in the public market that these shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

As of February 19, 2021, 2,148,289 ordinary shares were reserved for issuance under our equity incentive plans. In addition, our board of directors approved the grant of 1,233,100 RSUs to certain of our employees, which grant became effective on March 1, 2021. Shares issuable under our equity incentive plans have been registered on a Form S-8 registration statement and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

A non-U.S. corporation is considered a CFC if more than 50% of (i) the total combined voting power of all classes of shares of such corporation entitled to vote or (ii) the total value of the shares of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, including certain downward attribution rules, by U.S. shareholders (within the meaning of the Code) on any day during the taxable year of such non-U.S. corporation. Certain U.S. shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income,” a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such U.S. shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. “Global intangible low-taxed income” may include most of the remainder of a CFC’s income over a deemed return on its tangible assets.

As a result of the ownership of our shares, certain voting arrangements with respect to our shares, and certain changes in the U.S. tax law introduced by the TCJA, we and our non-U.S. subsidiaries may be classified as CFCs in the taxable year ended December 31, 2020 as well as in prior taxable years. These determinations cannot be made with certainty. In the event that we or any of our subsidiaries are a CFC, U.S. holders who hold 10% or more of the vote or value of our ordinary shares may realize adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our or our subsidiaries’ accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder and being subject to certain reporting requirements with the IRS. Any such U.S. holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. Investors who are U.S. holders and who hold 10% or more of the vote or value of our ordinary shares should consult their own tax advisors regarding the U.S. tax consequences of acquiring, owning or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or a PFIC, under Section 1297(a) of the Code.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the average quarterly value of our total gross assets (which generally may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce passive income or that are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Additionally, a look-through rule generally applies with respect to 25% or more owned subsidiaries. If we are characterized as a PFIC, U.S. holders of our ordinary shares may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential tax rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders and having interest charges apply to distributions by us and to the proceeds of sales of our ordinary shares. In addition, special information reporting may be required. See “Item 10.E. Certain U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

The determination of whether we are a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. If we are a CFC (determined by disregarding certain downward attribution rules) and not publicly traded for the relevant taxable year, however, the test shall be applied based on the adjusted basis of our assets.

Recently adopted Treasury Regulations, or the New Regulations, modify certain of the rules described above. Such modifications include, for example, permitting asset value to be determined more frequently than on a quarterly basis and treating a non-U.S. corporation as publicly traded for a taxable year if the stock of such corporation is publicly traded, other than in de minimis quantities, for at least twenty trading days during such taxable year.

The New Regulations generally apply to taxable years of shareholders beginning on or after January 14, 2021. A shareholder, however, may choose to apply such rules for any open taxable year beginning before January 14, 2021, provided that, with respect to a non-U.S. corporation being tested for PFIC status, the shareholder consistently applies certain of the provisions of the New Regulations and certain other Treasury Regulations for such year and all subsequent years. Investors who are U.S. holders should consult their own tax advisors regarding the impact and applicability of the New Regulations.

Based on our determination that our shares are properly treated as being publicly traded for the taxable year ended December 31, 2020 and our estimates of the fair market values of our assets, we believe that we should not be classified as a PFIC with respect to the taxable year ended December 31, 2020. However, this determination is subject to uncertainty.

In particular, the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. It is possible that the IRS will disagree with the interpretation on which our belief about our PFIC status is based, and no ruling from the IRS concerning our PFIC status has been obtained or is currently planned to be requested. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any subsequent year until after the close of the relevant year. We can therefore make no assurances regarding our PFIC status for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for the taxable year ended December 31, 2020 or for any other taxable year. We will continue to determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. holders.

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

Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on our shareholders.

Our amended and restated articles of association provide that other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the Federal Forum Provision. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against the Company, its directors and officers.

Risks Related to Our Incorporation and Location in Israel

Our corporate headquarters and principal research and development facilities are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

We are incorporated under Israeli law, and our corporate headquarters and principal research and development facilities are located in Israel. In addition, certain of our directors, executive officers and key employees are residents of Israel. Accordingly, political, economic and military conditions in the Middle East in general, and in Israel in particular, directly affect our business, product development and results of operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our corporate headquarters and principal research and development activities are located in the range of missiles that could be fired from Lebanon, Syria or the Gaza Strip into Israel.

As of December 31, 2020, we had 280 employees based in Israel. In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held in March 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. During December 2020, the government was unable to pass a budget by the applicable deadline, triggering a snap election expected to take place during March 2021, lurching the country back into a protracted political uncertainty. Given the likelihood that the current political stalemate may not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely affected.

Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel, the Euro and other foreign currencies, may negatively affect our future revenues.

We generate substantially all of our revenues in U.S. dollars. The majority of our operating expenses are incurred in foreign currencies, and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes between the U.S. dollar and the New Israeli Shekel, or the NIS, the Euro and, to a lesser extent, the British Pound. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which our products may be sold. For example, during 2020, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2020, the dollar value of our Israeli expenses, mainly personnel and facility-related, will increase. We have entered into forward contracts with major banks to provide partial protection against foreign currency exchange risks resulting from expenses paid in NIS during the year. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance that our limited hedging transactions will provide sufficient protection and that such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore negatively affect the price of our ordinary shares. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of our company.

Our amended and restated articles of association provide that our directors (other than external directors, if applicable) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting.

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

The Israeli government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel may entitle us to certain tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we are profitable. If we do not meet the requirements for maintaining these benefits, they may be reduced or canceled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2020 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Beneficiary Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.

Our investors’ rights and responsibilities as shareholders are, and will continue to be, governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

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

Our amended and restated articles of association provide that unless the Company consents otherwise, the Tel Aviv District Court (Economic Division), Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit its shareholders ability to brings claims and proceedings against, as well as obtain favorable judicial forum for disputes with the Company, its directors, officers and other employees.

The Tel Aviv District Court (Economic Division), Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provisions is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relive the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

General Risk Factors

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our History

The legal name of our company is Tufin Software Technologies Ltd. and we are organized under the laws of the State of Israel. We were founded in 2005 with the goal of introducing a centralized security management layer that analyzes, defines and implements enterprise-specific security policies. In April 2019, we completed an initial public offering on the NYSE. We believe we were the first company to introduce security policy automation solutions with SecureChange and SecureApp, and we believe our position as a market leader reinforces our brand and supports our position as one of the most prominent players in the increasingly important security policy management market. Our Tufin Orchestration Suite, a comprehensive policy management platform, is currently comprised of four products: SecureTrack, SecureChange, SecureApp and, most recently, SecureCloud. Additionally, we provide a set of extensions and applications for the suite through the Tufin Marketplace.

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

B.Business Overview

We are pioneering a policy-centric approach to security and information technology (“IT”) operations. We transform enterprises’ security operations by helping them visualize, define and enforce a unified security policy across complex, heterogeneous IT and cloud environments. Our products govern how individuals, systems and applications are permitted to communicate and provide policy-based security automation, enabling customers to reduce the time to securely implement complex network changes from days to minutes. Our solutions increase business agility, eliminate errors from manual processes and ensure continuous compliance through a single console. Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 16% of the Global 2000.

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

•

Policy-centric approach. We enable enterprises to visualize, define and enforce a unified security policy that acts as the foundation of governance and control, replacing ad-hoc configurations across fragmented networks.

•

Automated network changes. We automate the network change process across complex, heterogeneous environments, increasing business agility, enabling faster application deployment and reducing human error.

•

Data-driven insights. Our approach draws data from across a customer’s IT and cloud environments, providing insights on connectivity and end-to-end visibility across the network.

•

Open and extensible framework. Our open solutions serve as a centralized control layer for our customers’ networks and cloud environments, and can connect to a wide range of third-party technologies through application program interfaces, or APIs.

We offer four products that comprise the Tufin Orchestration Suite: SecureTrack, SecureChange, SecureApp and SecureCloud. We also offer a digital platform of applications and extensions through the Tufin Marketplace. SecureTrack, SecureChange and SecureApp enable enterprises to visualize, define and enforce their security policy across heterogeneous networks, both on premise and in the cloud. SecureTrack serves as the foundation of SecureChange and SecureApp. SecureTrack provides visibility across the network and public cloud, and helps organizations define a unified security policy and maintain compliance. SecureChange provides customers with the ability to automate changes across the network and public cloud while maintaining compliance with policy and security standards. SecureApp provides application connectivity management and streamlines communication between application developers and network engineers. SecureCloud provides cloud security policy management for container, microservices and hybrid cloud environments. The Tufin Marketplace provides apps and extensions from Tufin and our community of cybersecurity partners that maximize return-on-investment by enhancing the overall value of security policy management implementations.

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2020. Our channel partners include distributors and resellers, as well as service delivery partners that help customers successfully deploy, configure, customize and maintain our products and services.

For the years ended December 31, 2019 and 2020, our revenues were $103.3 million and $100.8 million, respectively, representing year-over-year decrease of 2%. For the years ended December 31, 2019 and 2020, our net loss was $28.1 million and $35.4 million, respectively.

Impacts from COVID-19

The global spread of COVID-19 began to accelerate late in March of 2020, and has since continued to spread and adversely affect workforces, economies, and financial markets globally, leading to an economic downturn and continued economic uncertainty. The extensive impact of the pandemic caused by COVID-19 has resulted and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, states, counties and other jurisdictions have imposed various measures, including but not limited to, voluntary and mandatory quarantines, border closures and travel restrictions, stay-at-home orders, limitations on gatherings, reduced operations and non-essential business closures.

As part of our response to COVID-19, we remained focused on supporting our customers and partners. In addition, we transitioned our employees to remote working arrangements and temporarily closed and/or otherwise implemented hybrid remote-work with limited onsite presence in our offices worldwide. In the early stages of COVID-19, we experienced a slow-down in our business in comparison to 2019. Although we experienced signs of recovery during the second half of 2020, our revenues for the year ended December 31, 2020 decreased compared to the year ended December 31, 2019. In order to mitigate the impact of the uncertainties associated with COVID-19, we initiated certain cost reduction measures, including the reduction of our workforce and compensation costs. In addition, we realized savings as a result of travel restrictions and virtual (rather than in-person) events. Despite such costs savings, our operating loss for the year ended December 31, 2020 increased compared to 2019.

We believe that the impact of COVID-19 on the way organizations operate and its long-lasting effects has increased our long-term opportunity to help our customers protect their data and detect threats, as well as achieve regulatory compliance. Companies around the world now have employees working remotely from potentially vulnerable home networks, accessing critical on-premises data stores and infrastructure through VPNs and sharing information on cloud environments. We believe this practice will likely continue for the foreseeable future or until efforts to contain COVID-19 are successful. As these remote working conditions create vulnerable conditions for cyberattacks, we believe that our products and solutions can help protect data and infrastructure against attackers. Further, we believe that enterprises understand that a data-centric approach to security is critical and that these elevated risks are expected to remain in the long-term.

The extent to which COVID-19 impacts our business going forward will depend on numerous evolving factors that we cannot reliably predict, including the duration and scope of the pandemic, efficiency of available vaccines and the availability of such vaccines to the worldwide population; governmental, business, and individuals' actions in response to the pandemic, and the impact on economic activity including the possibility of a recession or financial market instability. The uncertainty surrounding the containment of COVID-19 could affect management’s accounting estimates and assumptions. For a discussion of certain risks associated with COVID-19, please refer to Risk Factors.

Industry Background

Enterprises that lack a comprehensive security policy are facing challenges in balancing the necessary security and risk posture with their business requirements, leaving security, network and compliance professionals overwhelmed. Several industry trends contribute to operational challenges in managing risk, as set forth below:

•

Increasing frequency and sophistication of cyberattacks. Enterprises worldwide are under constant security threat from both external cyberattackers and malicious insiders in search of sensitive information and vital systems. Cyberattackers are increasingly able to breach networks and cloud infrastructures, and locate and steal sensitive enterprise data. As a result, numerous enterprise boards are prioritizing and reshaping their cybersecurity approaches.

•

Growing complexity of software-defined networks. Enterprises have been undergoing a digital transformation. They are rapidly shifting on-premise workloads to cloud environments to meet the changing demands of their markets and customers. To keep pace with this transformation, enterprises design scalable and flexible workloads and connections, which increase network complexity and the velocity of changes. The rise of technologies such as microservices and containers introduces additional complexity. The growing use of these dynamic technologies has raised business expectations on agility and increased the need for a unified security approach across networks, applications and the cloud.

•

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

•

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

•

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

In 2020 we launched the Tufin Marketplace, a digital platform where customers can find and deploy apps and extensions that enhance the overall value of their security policy management implementations. Powered by Tufin and our community of cybersecurity partners, the Marketplace provides apps that maximize return-on-investment by integrating security policy data with other security technologies and practices.

To date, the most popular apps developed by Tufin and offered through the Marketplace are the SecureTrack Reports Pack, SecureChange Reports Pack and the Vulnerability Mitigation App.

Enterprise Applications
IT Operations
DevOps
Tufin Orchestration Suite
Enterprise IT
Cloud Native
Tufin Marketplace
Scripting & Automation
Other 3rd Party Solutions
REST APIs
SecureTrack™
Firewall and Security Policy Management
SecureChange™
Network Security Change Automation
SecureApp™
Application Connectivity Management
SecureCloud™
Hybrid Cloud Security Policy Management
Code Repositories
CI/CD Tools
Security Policy Management
Analysis Engines
Collectors and Provisioning Engines
Firewalls
Networks
Private Cloud
Public Cloud
Containers

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

The majority of our customers initially purchase SecureTrack to monitor a portion of their networks. Initial product deployments frequently expand across networks, departments, divisions and geographies in response to a need for an enterprise-wide approach for security policy management, as well as the need to automate the network change process. Our “land and expand” sales strategy capitalizes on this potential. As we expanded our portfolio of solutions within the Tufin Orchestration Suite, customers have increasingly purchased SecureChange and SecureApp on top of their initial transactions. With the accelerated adoption of cloud infrastructure for application workloads, customers are purchasing SecureCloud to expand their visibility and control through security policy management into cloud-native and hybrid cloud environments.

SecureTrack. Enterprises use SecureTrack to understand their enterprise security infrastructure and manage a wide range of devices from a central console. SecureTrack enables security administrators to define and manage a centralized security policy, minimize the attack surface and ensure continuous compliance across the network. SecureTrack also provides a foundation for our customers to use SecureChange and SecureApp, and delivers the following key benefits:

•

Policy definition. SecureTrack includes our unified security policy, which visualizes, defines and enforces a zone-to-zone segmentation policy that dictates how users, systems and applications can communicate across the entire enterprise. Our unified security policy serves as the security policy framework for the Tufin Orchestration Suite.

•

Security and compliance. SecureTrack provides monitoring, assessment and alerts on security and compliance risk, ensuring real-time accountability, transparency and consistency with the unified security policy. It also generates a variety of configurable audit reports that support regulatory compliance standards.

•

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

•

Business agility. SecureChange increases business agility through security change automation. It automates manual change processes, giving them the ability to implement changes in minutes instead of days.

•

Security and compliance. SecureChange proactively checks every change request for risk and compliance against the unified security policy before and after changes are implemented. It also maintains comprehensive ticket and process documentation, which reduces the need for painstaking information gathering and analysis before internal and external audits.

•

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

•

Visibility and control. SecureApp provides an intuitive interface to define application-critical connectivity needs. It serves as a central repository of application connectivity requirements and indicates current connectivity status.

•

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

•

Security and compliance. SecureApp proactively creates clean, reliable network configurations. It automatically recommends policy rule changes and decommissions unnecessary network access paths that can lead to a security breach.

SecureCloud. SecureCloud is a security policy management service for cloud-native, multi-cloud, and hybrid-cloud applications and workloads. Enterprises use SecureCloud to gain visibility into their cloud security posture, establish security policy guardrails, and ensure compliance with these security policies by integrating with DevOps processes and tools to reduce risk and maintain security without compromising speed and agility. SecureCloud delivers the following key benefits:

•

Visibility. SecureCloud provides visibility into the security of application connectivity in the cloud through the assessment of cloud access controls. SecureCloud displays vulnerabilities and overly permissive access paths. ensuring adherence to industry standards and best practices.

•

Security Guardrails. SecureCloud defines policies to secure application connectivity across multiple cloud and/or Kubernetes platforms. SecureCloud automatically generates the cloud-native control code required to enforce these policies, saving enterprises the cost and overhead of using third-party products that introduce proprietary control points across their cloud environment.

•

Continuous Compliance. SecureCloud integrates directly into cloud-native application development processes and DevOps CI/CD automation pipelines, ensuring continuous compliance checks of enterprise security policy throughout the entire life-cycle of cloud application development and deployment efforts.

•

Enterprise-wide Security Policy Management. With SecureCloud, Tufin Orchestration Suite provides a comprehensive platform that enterprises can use to manage security policies across their entire estate, from on-premise to hybrid cloud environments.

Vulnerability Mitigation App (VMA). The Tufin Vulnerability Mitigation App (VMA), offered as part of the Tufin Marketplace, enables organizations to prioritize remediation and mitigation efforts by enhancing vulnerability scanner output with network insights. By combining vulnerability measures (e.g. CVSS and severity) with insights into how these vulnerabilities may be accessed and exploited via the network, customers have the context to identify and address vulnerabilities that pose the greatest threat to their critical business assets.

•

Out-of-the-Box Integration. VMA provides out-of-the-box integration with the most widely used vulnerability management solutions, including Rapid7 Nexpose, Rapid7 InsightVM, Qualys VMDR, Tenable.io, and Tenable.sc.

•

Risk Mitigation. Tufin VMA automates risk mitigation by implementing network changes that block access to the critical asset until vulnerability remediation efforts can be fully implemented.

•

Comprehensive Dashboard. VMA also includes a comprehensive dashboard, monitors and measures risk exposure over time, and highlights overall vulnerability exposure and the impact of mitigation and remediation efforts networkwide.

Our Technology

Our comprehensive security policy management solutions rely on a set of proprietary technologies that provide a high level of security, scalability and performance. Our core technologies, which serve as the foundation of both our network and cloud-based products, include analysis engines, a provisioning engine, Application Programming Interface (“API”) integrations and infrastructure technology.

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

•

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

•

Network usage analysis engine. Our network usage analysis engine detects unused elements of a security policy by analyzing network flows and traffic hits over a specified time period. Our technology leverages an automated workflow process to decommission unnecessary access and reduce the attack surface.

•

Policy analysis engine. Our policy analysis engine calculates the expected connectivity and access behavior of network devices and cloud platforms. Security administrators can use different parameters and logic to determine in real time if supported network devices and cloud security groups will allow or block specific connections.

•

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

•

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

•

Change provisioning engine. Our technology automatically implements policy changes approved by security administrators. Our automated change provisioning engine supports all major network, security and cloud vendors. In zero-touch automation mode, our technology automatically applies recommended policy changes without the need for human intervention.

API Integrations

•

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

•

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

•

SaaS architecture. SecureCloud, is offered as Software-as-a-Service, and is able to scale up and scale out to meet the demands of various customer deployment scenarios and architectures, with built in multi-tenancy and high availability.

•

Tufin Orchestration Suite Aurora. Aurora is the next generation of the Tufin Orchestration Suite, which runs in microservices on Kubernetes. This architecture will enable us to offer SecureTrack, SecureChange, and SecureApp to our customers as SaaS products in the future. Aurora allows for more agile research and development and gives us the ability to scale out to the largest networks on earth, advancing our leadership in scalability. Also, Aurora provides a refresh and more modern user interface that customers will find easy and intuitive to use.

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

Sales and Marketing

Sales

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2020.

Our highly trained sales force is responsible for overall market development. Our sales force consists of our field sales team, which accounts for most of our sales, and our inside sales team. Our field sales team targets large organizations, which we define as those comprising the Global 2000, while our inside sales team targets mid-market companies that do not belong to the Global 2000. Within our field sales team, our regional field sales representatives develop new business relationships with our key customers, and our channel account managers support and expand existing relationships with our channel partners. Our sales engineers provide technical expertise and support, and architect our solutions to address the business needs of our customers. Our sales cycle usually lasts several months from proof of concept to purchase order, and is often longer for larger transactions. As of December 31, 2020, we had sales personnel in 19 countries. we expect to continue to hire sales personnel in order to support our growth plans.

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

We execute our marketing strategy by leveraging a combination of internal marketing professionals, external marketing partners and a network of platform and technology partners. Our internal marketing enterprise is responsible for branding, digital content generation and targeted advertising through active digital channels. We actively drive thought leadership by providing community education through our online technical webinars in multiple regions. We host and sponsor demand-generation events, including our channel and technical partners’ events and our annual worldwide customer conferences, Tufinnovate, as well as local events for specific customers and prospect accounts in multiple regions. In 2020, we hosted the Tufinnovate conferences virtually, and plan to do the same in 2021. Although some of the face-to-face interaction was not possible in a virtual event, we had double the number of attendees in the virtual Tufinnovate conference, compared to the in person Tufinnovate conferences in 2019. Our conferences and events demonstrate our strong commitment to enabling our partners and customers to succeed, and provide an opportunity to create a pipeline for new sales to prospective customers and additional sales to existing customers.

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

In the years ended December 31, 2019 and 2020, our research and development expenses were $31.6 million and $35.0 million, respectively. We plan to continue investing significantly in research and development initiatives across our global innovation centers in Tel Aviv, Israel, Karmiel, Israel and Bucharest, Romania. By spreading our research and development team across multiple locations, we increase our access to highly skilled engineering talent, which provides us opportunities for evolution and growth.

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

As of December 31, 2020, we had registered three trademarks in the United States, four trademarks in Israel and two trademarks in the European Union, as well as, one published trademark in Israel. As of December 31, 2020, we had 14 issued patents in the United States and five issued patents in Israel.

Competition

The security policy management market in which we operate is relatively new and evolving. We are a leading provider of enterprise security automation and management products. In many cases, our primary competition is in-house, manual, spreadsheet driven processes and home-grown approaches to security management. Our direct competitors include vendors such as AlgoSec, Inc., FireMon, LLC and Skybox Security LLC that offer solutions that compete with all or some of our products or product features. We also indirectly compete with large IT companies that offer a broad array of traditional security management solutions, such as Symantec Corporation and Cisco Systems, Inc., for a share of enterprises’ IT security budgets. In the cloud, direct competition to SecureCloud has not fully emerged, although our traditional competitors have added some capabilities in this area. The cloud security vendor landscape is crowded and many company offerings overlap. In particular, we may compete with tools from firewall vendors that provide visibility into cloud access policies for their proprietary platforms. SecureCloud is differentiated from such tools by enabling enterprise buyers to avoid vendor lock-in associated with proprietary enforcement solutions, ultimately having the ability to optimize how they enforce policy and manage costs using a security policy management system across multi-vendor environments.

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

The principal competitive factors in our market include:

•

security change automation;

•

multi-vendor integration and heterogeneous network topology;

•

application connectivity in modern IT and cloud environments;

•

efficacy in provisioned and cloud-native environments;

•

suitability for DevOps processes and microservice architectures;

•

scalability and overall performance; and

•

strong relationships with existing IT vendors.

Our Customers

Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 16% of the Global 2000. We sell substantially all of our products and services through our global network of channel partners, including distributors and resellers, who then sell to end-user customers. For the years ended December 31, 2019 and 2020, our two largest channel partners accounted for 15% and 9% of our revenues and 15% and 10% of our revenues, respectively. Our agreements with these channel partners provide that each partner agrees to sell and distribute our products within certain territories for one year. These agreements are nonexclusive and non-transferable, and automatically renew unless terminated by either party after providing prior written notice.

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

Our diverse global footprint is evidenced by the fact that, for the year ended December 31, 2020, we generated 54%, 40% and 6% our revenues from customers in the Americas, EMEA and APAC, respectively.

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

C.Organizational Structure

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

D.Property, Plants and Equipment

See “Item 4.B. Business Overview—Properties” for a discussion of property, plants and equipment.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our goal is to provide significant benefits to customers seeking to enforce enterprise-wide security policies and automate network change process, which we believe will enable us to maximize the lifetime value of our customers. We believe our existing customers serve as a strong source of incremental revenues given our multiple product offerings and the growing complexity of IT and cloud environments and networks. Our products provide customers the flexibility to initially deploy one or more of our products in all or parts of their IT and cloud environments, and further expand deployment as they purchase additional products or cover additional parts of their IT and cloud environments. We believe our “land and expand” sales strategy capitalizes on this potential. We make significant investments in acquiring new customers and expect to achieve a favorable return on investments by maintaining a high level of customer retention, which we define as our maintenance renewal rate. We calculate our maintenance renewal rate by taking the total prior period maintenance revenues from customers that have renewed in the trailing 12-month period and dividing that figure by our total prior period maintenance revenues for all customers with contracts that were up for renewal in the trailing 12-month period. For each of the years ended December 31, 2019 and 2020, our maintenance renewal rate was over 90%. Our new business from existing customers, including new licenses for our products and attached maintenance and professional services contracts, constitutes a significant part of our revenues, accounting for 66% and 71%, of our total revenues from new business in the years ended December 31, 2019 and 2020, respectively.

We believe our diverse global footprint provides a significant growth opportunity. We aim to continue to expand our business globally, particularly in the Americas and EMEA. In the year ended December 31, 2020, we generated 54% of our revenues from customers in the Americas and 40% of our revenues from customers in EMEA.

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

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2020. Our highly trained sales force is responsible for overall market development. Our sales force consists of our field sales team, which accounts for most of our sales, and our inside sales team. Our field sales team targets large organizations, which we define as those comprising the Global 2000, while our inside sales team targets mid-market companies that do not belong to the Global 2000. Within our field sales team, our regional field sales representatives develop new business relationships with our key customers, and our channel account managers support and expand existing relationships with our channel partners. Our sales engineers provide technical expertise and support, and architect our solutions to address the business needs of our customers. Our sales cycle usually lasts several months from proof of concept to purchase order, and is often longer for larger transactions. As of December 31, 2020, we had sales personnel in 19 countries.

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

For the years ended December 31, 2019 and 2020, our revenues were $103.3 million and $100.8 million, respectively, representing year-over-year decrease of 2%.

COVID-19 Impacts

The global spread of COVID-19 began to accelerate late in March of 2020, and has since continued to spread and adversely affect workforces, economies, and financial markets globally, leading to an economic downturn and continued economic uncertainty. The extensive impact of the pandemic caused by COVID-19 has resulted and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, states, counties and other jurisdictions have imposed various measures, including but not limited to, voluntary and mandatory quarantines, border closures and travel restrictions, stay-at-home orders, limitations on gatherings, reduced operations and non-essential business closures.

As part of our response to COVID-19, as part of our focus on the on the safety and well-being of our employees, we initiated a global work-from-home policy beginning in March 2020 which includes transitioned our employees to remote working arrangements and temporarily closed and/or otherwise implemented hybrid remote-work with limited onsite presence in our offices worldwide. To date, we have not experienced significant disruptions in our operations resulting from our remote working arrangements.

In addition, we adjusted our operations, including transitioning from in-person marketing events to virtual formats, utilizing a virtual sales strategy and minimizing employee travel.

In the early stages of COVID-19, we experienced a slow-down in our business in comparison to 2019. Although we experienced signs of recovery during the second half of 2020, our revenues for the year ended December 31, 2020 decreased compared to the year ended December 31, 2019. In order to mitigate the impact of the uncertainties associated with COVID-19, we initiated certain cost reduction measures, including the reduction of our workforce and compensation costs. In addition, we realized savings as a result of travel restrictions and virtual (rather than in-person) events. Despite such costs savings, our operating loss for the year ended December 31, 2020 increased compared to 2019.

We continue to monitor, assess and respond to the implications of the COVID-19 pandemic on our operations and our customers, partners and suppliers. In addition, we continue to actively evaluate and respond to new developments relating to the evolving COVID-19 pandemic, which has and is expected to result in continued significant global, social and business disruptions.

The extent to which COVID-19 impacts our business going forward will depend on numerous evolving factors that we cannot reliably predict, including the duration and scope of the pandemic, efficiency of available vaccines and the availability of such vaccines to the worldwide population; governmental, business, and individuals' actions in response to the pandemic, and the impact on economic activity including the possibility of a recession or financial market instability. The uncertainty surrounding the containment of COVID-19 could affect management’s accounting estimates and assumptions. For a discussion of certain risks associated with COVID-19, please refer to Risk Factors.

Key Performance Indicators

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•

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

We define a customer as a distinct entity, division or business unit of a company that has purchased our products or services and is eligible to receive maintenance and support. Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 16% of the Global 2000. As of December 31, 2019 and 2020, we had 1,679 and 1,728 active customers, respectively.

•

Sales to Existing Customers. We believe our existing customers provide a significant source of revenue growth. We derive an increasing portion of our revenues from existing customers. For example, during the years ended December 31, 2019 and 2020, we generated approximately 66% and 71% of our revenues, respectively, excluding maintenance renewals, from sales to existing customers.

•

Maintenance Renewal Rates. We believe our maintenance renewal rates are an important metric to measure our ability to provide significant value to our existing customers. We generate incremental maintenance revenues when our customers renew their maintenance contracts. We measure the maintenance renewal rate of our customers over a trailing 12-month period, based on a dollar renewal rate of contracts expiring during that time period. For each of the years ended December 31, 2019 and 2020, our maintenance renewal rate was over 90%. Our key strategies to maintain our renewal rate include continuing to provide more valuable features and network device coverage in our product updates, focusing on the quality and reliability of our customer service and support and ensuring our customers receive value from our products.

•

Sales to Large Organizations. In the year ended December 31, 2020, large organizations, which we define as those comprising the Global 2000, accounted for 63% of our revenues, compared to 68% of our revenues in the year ended December 31, 2019, in each case excluding maintenance renewals. Sales to large organizations involve a distinct set of opportunities and challenges. Large organizations sales are characterized by longer sales cycles and additional time and resources spent on a potential customer.

For the years ended December 31, 2019 and 2020, the average spend for all customers, excluding maintenance renewals, was $122,000 and $102,000, respectively. During those years, the average spend for Global 2000 customers, excluding maintenance renewals, was $187,000 and $155,000, respectively; and the average spend for non-Global 2000 customers, excluding maintenance renewals, was $70,000 and $67,000, respectively. We define average spend as total sales, excluding maintenance renewals, for the relevant customer group (i.e., all customers, Global 2000 customers or non-Global 2000 customers) divided by the number of customers belonging to such customer group.

•

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

•

Non-GAAP Gross Profit, non-GAAP Operating Income (Loss) and Non-GAAP Net Loss. We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these Non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods.

We define Non-GAAP gross profit, Non-GAAP operating income (loss) and Non-GAAP net loss as follows:

•

Non-GAAP gross profit as gross profit excluding share-based compensation expense.

•

Non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and secondary offering costs.

•

Non-GAAP net loss as net loss excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries, secondary offering costs and the tax effect of these non-GAAP adjustments.

	Year ended December 31,
	2019	2020
	(in thousands)
Gross profit	$83,413	$80,587
Non-GAAP gross profit (1)	84,927	82,611

Operating loss	$(27,023)	$(33,925)
Non-GAAP operating loss (1)	(15,234)	(18,452)

Net loss	$(28,119)	$(35,406)
Non-GAAP net loss (1)	(17,054)	(20,634)

(1)	For a reconciliation of non-GAAP gross profit, non-GAAP operating loss and non-GAAP net loss to their most directly comparable GAAP measures, respectively, see “Item 3.A. Selected Financial Data.”

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and secondary offering costs allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Transition to Subscription-Based Business Model

In February 2021, we announced our transition to a subscription-based business model. We believe that this strategic initiative will have a positive impact on our business in the long-term and will support our future growth plans. The transition to a subscription-based business model is expected to drive an increase in our recurring revenues, but may result in a decrease in our total potential reported revenues, during the transition period, as the average customer spend on a subscription-based software deal is expected to be lower than a perpetual software deal for the same size infrastructure.

Our subscription license renewal rate is an important parameter that will help us to achieve our long-term goals. Our key strategies to ensure high renewals rates, both for subscription licenses and maintenance agreements, include focusing on the quality and reliability of our product and customer service and support, ensuring our customers receive value from our products, as well as providing valuable software upgrades and enhancements when and if they are available.

•

Annualized recurring revenues. We consider annualized recurring revenues (“ARR”) as a performance indicator which is defined as the annualized value of active term-based subscription license contracts, SaaS contracts and maintenance contracts related to perpetual licenses in effect at the end of a period. Such contracts are annualized by dividing the total contract value by the number of months of its term and multiplying by twelve (12). As of December 31, 2019 and 2020, ARR was approximately $53 million and $60 million, respectively. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. ARR is not determined by reference to historical revenues, deferred revenues or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates and does not include revenue associated with the sales of perpetual software licenses, hardware or professional services.

Components of Statements of Operations

Revenues

We derive our revenues from the following:

Product Revenues. We generate product revenues from sales of our software licenses and third-party hardware to new customers and sales of additional licenses and third-party hardware to existing customers. We generate the vast majority of our revenues through sales of software with less than 5% of our revenues generated through sales of third-party hardware. In each of the years ended December 31, 2018, 2019 and 2020, we primarily sold our software through perpetual license agreements and, to a lesser extent, term-based license agreements. As a percentage of total revenues, we expect our product revenues to vary from quarter to quarter based on seasonal and cyclical factors. We are focused on acquiring new customers as well as increasing product revenues from our existing customers.

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

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel, subcontractors and consultants, as well as allocated overhead costs. We expense research and development expenses as incurred. We expect to continue to invest in our research and development and other long-term strategic initiatives, as we plan to further strengthen our technology platform and applications and enhance our current and future product and service offerings.

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

General and Administrative. General and administrative expenses consist primarily of personnel-related costs, including share-based compensation expense, for our executive, finance, IT, human resources, legal and administrative personnel. General and administrative expenses also include external legal, accounting, directors and officer’s insurance expenses, other professional service fees and allocated overhead. We expect that general and administrative expenses will increase in absolute dollars in the near term as we continue to support the company needs and our operations as a public company, including maintaining compliance with the Sarbanes-Oxley Act and related regulations.

Financial Income (Loss), Net

Financial income (loss), net, consists primarily of bank charges, interest earned on our cash, cash equivalents restricted bank deposits and marketable securities, amortization of premium or accretion of discount on our marketable securities and foreign currency exchange fluctuations. Foreign currency exchange fluctuations reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar, particularly the NIS, the Euro and the GBP. As a result of our global presence, we expect to continue to incur expenses in currencies other than the U.S. dollar. As such, we expect our exposure to fluctuations in foreign currencies to continue.

Taxes on Income

The standard corporate tax rate in Israel for 2020 and thereafter was 23%. We have net operating loss carry forwards. As of December 31, 2020, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $76 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. We expect that if or when we become profitable, we will generate the substantial majority of our taxable income in Israel. However, no tax benefit was recorded for the years ended 2018, 2019 and 2020 for the deferred tax assets of the Israeli entity, since we have recorded a full valuation allowance against these deferred tax assets which are less likely than not to be realized.

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

A.Operating Results

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with accounting principles generally accepted in the United States, or GAAP. The below tables provide data for each of the years ended December 31, 2020 and 2019. The following discussion and analysis is based on our consolidated financial statements including the related notes, and should be read in conjunction with them. Our consolidated financial statements are provided in “Item 18 – Financial Statements”.

For discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, refer to Part I, Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on March 18, 2020.

Comparison of Period to Period Results of Operations

Results of Operations

The following tables summarize our results of operations in dollars and as a percentage of our total revenues for the periods indicated. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
	2019		2020
	Amount	%	Amount	%
	(Dollars in thousands)
Revenues:
Product	$47,365	45.9%	$38,690	38.4%
Maintenance and professional services	55,905	54.1	62,144	61.6
Total revenues	103,270	100.0	100,834	100.0
Cost of revenues:
Product	2,716	2.6	2,940	2.9
Maintenance and professional services	17,141	16.6	17,307	17.2
Total cost of revenues(1)	19,857	19.2	20,247	20.1
Gross profit	83,413	80.8	80,587	79.9
Operating expenses:
Research and development(1)	31,571	30.6	34,978	34.7
Sales and marketing(1)	63,981	62.0	59,484	59.0
General and administrative(1)	14,884	14.4	20,050	19.9
Total operating expenses	110,436	106.9	114,512	113.6
Operating loss	$(27,023)	(26.1)	$(33,925)	(33.6)
Financial income (loss), net	(85)	(0.1)	114	0.1
Loss before taxes on income	$(27,108)	(26.2)	$(33,811)	(33.5)
Taxes on income	(1,011)	(1.0)	(1,595)	(1.6)
Net loss	$(28,119)	(27.2)%	$(35,406)	35.1%

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2019	2020
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$1,514	$2,024
Research and development	2,370	4,437
Sales and marketing	4,849	4,635
General and administrative	2,194	3,929
Total share-based compensation expenses	$10,927	$15,025

Comparison of the Years Ended December 31, 2019 and 2020

Revenues

	Year ended December 31,
	2019	2020	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Revenues:
Product	$47,365	$38,690	$(8,675)	(18.3)
Maintenance and support	46,019	50,794	4,755	10.4
Professional services	9,886	11,350	1,464	14.8
Total revenues	$103,270	$100,834	$(2,436)	(2.4)

Revenues decreased by $2.4 million, or 2.4%, from $103.3 million in 2019 to $100.8 million in 2020. The decrease in total revenues was driven by a decrease in product revenues across all regions and was partially offset by increase in maintenance and support revenues. The decrease in total revenues was also reflected by $5.4 million decrease in revenues from new customers, which was partially offset by $3.0 increase in revenues from existing customers.

Product revenues decreased by $8.7 million, or 18.3%, from $47.4 million in 2019 to $38.7 million in 2020. This decrease was driven by decrease sales volumes to new and existing customers, which decreased by $4.6 million and $4.1 million, respectively. The substantial majority of our product revenues was attributable to sales of perpetual licenses.

Maintenance and support revenues grew by $4.8 million, or 10.4%, from $46.0 million in 2019 to $50.8 million in 2020. This increase was driven by revenues from maintenance and support contracts renewals, which accounted for $3.8 million of this increase and from initial maintenance and support contracts which accounted for $1.0 million of this increase.

Professional services revenues increased by $1.5 million, or 14.8%, from $9.9 million in 2019 to $11.4 million in 2020. This increase was attributable to the timing of projects deployment by our professional services teams in order to achieve faster delivery times and improved services to our expanding customer base.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2019		2020
	Amount	%	Amount	%
	(in thousands)
Americas	$56,848	55.1%	$54,645	54.2%
EMEA	40,903	39.6	40,114	39.8
APAC	5,519	5.3	6,075	6.0
Total	$103,270	100.0%	$100,834	100.0%

The Americas accounted for the majority of our revenues in each of the years ended December 31, 2019 and 2020. EMEA also accounted for a significant portion of our revenues in each of the years ended December 31, 2019 and 2020, with revenues generated in Germany representing 30% and 29%, respectively, of EMEA revenues.

Cost of Revenues

	Year ended December 31,
	2019	2020	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenues:
Product	$2,716	2,940	$224	8.2%
Maintenance and professional services	17,141	17,307	166	1.0
Total cost of revenues	$19,857	20,247	$390	2.0%

Cost of revenues increased by $0.4 million, or 2%, from $19.9 million in 2019 to $20.2 million in 2020. This increase was primarily driven by the increase in compensation costs resulted from an increase of the number of employees of our services, support and fulfillment teams on an annual-average basis which includes an increase of $0.5 million in share-based compensation expense, as well as an increase in related overhead costs.

Cost of product revenues increased by $0.2 million, or 8.2%, from $2.7 million in 2019 to $2.9 million in 2020.

Cost of maintenance and professional services revenues increased by $0.2 million, or 1%, from $17.1 million in 2019 to $17.3 million in 2020. The increase in cost of maintenance and professional services revenues was driven primarily by an increase in personnel costs and related overhead expenses as we remain committed to support our increased sales of our services offerings.

Gross Profit

	Year ended December 31,
	2019		2020		Gross Profit Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Amount	%
Gross profit	$83,413	80.8%	$80,587	79.9%	$2,826	(3.4)%

Gross profit decreased by $2.8 million, or 3.4%, from $83.4 million in 2019 to $80.6 million in 2020. Gross margins decreased from 80.8% to 79.9% during the same period. This decrease was driven by lower revenues and revenues mix, as well as higher costs of revenues in 2020 compared to 2019, as discussed above.

Operating Expenses

	Year ended December 31,
	2019	2020	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Operating expenses:
Research and development	$31,571	$34,978	$3,407	10.8%
Sales and marketing	63,981	59,484	(4,497)	(7.0)
General and administrative	14,884	20,050	5,166	34.7
Total operating expenses	$110,436	$114,512	$4,076	3.7%

Total operating expenses increased by $4.1 million, or 3.7%, from $110.4 million in 2019 to $114.5 million in 2020.

Research and Development. Research and development expenses increased by $3.4 million, or 10.8%, from $31.6 million in 2019 to $35.0 million in 2020. This increase was primarily attributable to an increase of $3.6 million in compensation expenses, which includes a $2.1 million increase in share-based compensation expense. The increase in compensation expenses was driven by an increase of our research and development teams on an annual-average basis, as well as unfavorable impact of foreign exchange rate fluctuations (mainly the NIS in relation to the U.S. dollar). The increase in research and development expenses reflects our plans to invest in strategic initiatives that further strengthen our technology platform and enhance our current and future product and service offerings. The increase was partially offset by $0.2 million decrease in travel and allocated overhead costs.

Sales and Marketing. Sales and marketing expenses decreased by $4.5 million, or 7.0%, from $64.0 million in 2019 to $59.5 million in 2020. This decrease was attributable to a $3.5 million decrease in travel expenses due to COVID-19 travel restrictions and additional costs savings associated with marketing-related activities of approximately $2.2 million resulting from fewer in-person events and cancellations or postponements of certain marketing events for future periods due to COVID-19. The decrease in sales and marketing expenses was partially offset by higher compensation costs of $1.6 million. Despite our workforce reduction from 223 as of December 31, 2019 to 194 as of December 31, 2020, our sales and marketing organization grew on an annual-average basis. In addition, we also incurred certain termination costs.

General and Administrative. General and administrative expenses increased by $5.2 million, or 34.7%, from $14.9 million in 2019 to $20.1 million in 2020. This increase was primarily attributable to an increase of $3.0 million in compensation costs, which includes a $1.7 million increase in share-based compensation expense as we grew our general and administrative teams in order to scale and support the business needs as a public company. Our general and administrative headcount has increased from 48 in 2019 to 63 in 2020, on an annual-average basis. The remaining increase in general and administrative expense of $2.2 million was primarily due to increase in corporate insurance, as well as accounting and legal costs.

Financial Income (loss), Net

	Year ended December 31,
	2019	2020	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Financial Income (loss), net	$(85)	$114	$199	234%

Financial income, net increased from financial loss, net of $0.1 million in 2019 to a financial income, net of $0.1 million in 2020. Our financial income, net was impacted by exchange rate fluctuations in the foreign currencies against the U.S. dollar and our derivatives and hedging activities, which was minimal in 2020 compared to $0.8 million unfavorable impact in 2019. The increase of the financial income, net was partially offset by decrease of $0.5 million in our interest income, net in 2020 compared to 2019.

Taxes on Income

	Year ended December 31,
	2019	2020	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Taxes on income	$(1,011)	$(1,595)	$(584)	(58)%

Taxes on income increased from a tax expense of $1.0 million in 2019 to a tax expense of $1.6 million in 2020. Our effective tax rate was primarily impacted by our diverse geographic mix of earnings and losses, as well as our full valuation allowance against potential future benefits for deferred tax assets of our Israeli entity, including loss carryforwards generated in Israel, therefore, the majority of our taxes on income are derived from our operations in the United States. In addition, our effective tax rate is based on recurring factors, including the geographic mix of foreign taxable income and loss, as well as nonrecurring items that may not be predictable. See Note 11 to our consolidated financial statements included elsewhere in this annual report for a full reconciliation of our effective tax rate to the Israeli statutory rate of 23% and for further explanation of our provision for income taxes.

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

Share-Based Compensation

We measure and recognize share-based compensation expense in our consolidated financial statements based on the grant date fair value of the award. We recognize the grant date fair value of the award as an expense based on the graded vesting attribution method over the requisite service period (primarily a four-year period).

We estimated the grant date fair value of share options for the years ended December 31, 2019 and 2020 using the Black-Scholes option-pricing model. Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including estimated fair value of our ordinary share price, expected share price volatility and expected term. The fair value of restricted stock units ("RSU") is based on the closing market value of the underlying shares at the date of grant.

Following our initial public offering on April 11, 2019, our ordinary shares are publicly traded, and therefore we currently base the value of our ordinary shares on their market price.

•

Risk-Free Interest Rate. We base the risk-free interest rate on the implied yield on currently available U.S. treasury zero-coupon securities with a remaining term equal to the expected life of our options.

•

Dividend Yield. We base dividend yield on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

•

Expected Volatility. We base expected share price volatility on the historical volatility of the ordinary shares of comparable companies that are publicly traded, as well as the historical volatility of the Company’s ordinary shares.

•

Expected Term. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected option term is calculated using the simplified method, as we concluded that currently our historical share option exercise experience does not provide an adequate basis to estimate our expected option term.

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

Accounts Receivable

We present accounts receivable in our consolidated balance sheets net of allowance for credit losses for potential uncollectible amounts. We estimate the collectability of accounts receivable balances and adjust the allowance for credit losses based on our assessment of collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. We also consider a number of factors to assess collectability, including the past due status, creditworthiness of the specific customer, payment history and reasonable and supportable forecasts of future economic conditions.

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

B.Liquidity and Capital Resources

As of December 31, 2020, we had $104.0 million of cash and cash equivalents, restricted bank deposits, short-term marketable securities and long-term marketable securities, compared to $121.7 million as of December 31, 2019. The majority of our cash and cash equivalents, restricted bank deposits and marketable securities are held in banks in Israel and the United States. Our marketable securities primarily consist of highly-rated corporate debt securities and U.S. government agency securities. We believe that our existing cash and cash equivalents will be sufficient to fund our operations, as well as our working capital and capital expenditures needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, which may be impacted, among other factors, by our transition to subscription-based business model, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our products and services.

Net Cash Used in Operating Activities

Cash used by operating activities was $17.4 million for the year ended December 31, 2020. This was primarily due to an increased net loss of $35.4 million adjusted by non-cash charges of $15.6 million, primarily relating to share-based compensation of $15.0 million and depreciation expense, as well as a favorable impact of $2.4 million resulting from the net changes in our operating assets and liabilities. Changes in operating assets and liabilities included (i) a $2.2 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support sales and (ii) a $4.3 million increase in employee and payroll accrued expenses and operating lease liabilities, net, partially offset by (a) a $2.6 million increase in prepaid expenses and other current assets, (b) a $0.5 million increase in accounts receivables and (c) a $0.7 million increase in deferred costs.

Cash used by operating activities was $9.6 million for the year ended December 31, 2019. This was primarily due to an increased net loss of $28.1 million adjusted by non-cash charges of $11.5 million, primarily relating to share-based compensation of $10.9 million and depreciation expense, as well as a favorable impact of $7.0 million resulting from the net changes in our operating assets and liabilities. Changes in operating assets and liabilities included (i) a $4.1 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support sales and (ii) a $7.1 million increase in employee and payroll accrued expenses and operating lease liabilities, net, partially offset by (a) a $2.0 million increase in deferred taxes and other non-current assets, (b) a $1.5 million increase in accounts receivables and (c) a $0.9 million decrease in trade payables and other accounts payables.

Net Cash Used in Investing Activities

Investing activities for the year ended December 31, 2020 have consisted primarily of investment in, and proceeds from marketable securities, as well as capital expenditures to purchase property and equipment.

During the year ended December 31, 2020, net cash used in investing activities was $44.4 million was attributable to net purchases of marketable securities of $42.3 million and $2.1 million purchase of capital expenditures to purchase property and equipment for our leased offices.

During the year ended December 31, 2019, net cash used in investing activities was $2.7 million consisting primarily of purchases of property and equipment for our leased offices.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0.7 million in the year ended December 31, 2020, consisting of $1.4 million in proceeds from the exercise of employee share options, partially offset by the changes in its related withholding amounts.

Net cash provided by financing activities was $115.8 million in the year ended December 31, 2019, consisting of $115.3 million in proceeds from our initial public offering, which were partially offset by $2.6 million in offering-related expenses. In addition, cash provided by financing activities consisted of $3.3 million in proceeds from the exercise of employee share options and the related withholding amounts.

C.Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel. As of December 31, 2020 our research and development personnel included 178 employees and contractors.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and development.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.Contractual Obligations

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$30,234	$4,378	$8,521	$7,137	$10,198
Total	$30,234	$4,378	$8,521	$7,137	$10,198

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk is primarily a result of fluctuations in foreign currency exchange rates.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors

Name	Age	Position
Executive Officers
Reuven Kitov	47	Chief Executive Officer, Co-Founder and Chairman of the Board
Reuven Harrison	51	Chief Technology Officer, Co-Founder and Director
Jack Wakileh	49	Chief Financial Officer
Yoram Gronich	52	Vice President of Research & Development
Ofer Or	44	Vice President of Products
Raymond Brancato (1)	56	Chief Revenue Officer
Kevin Maloney (2)	66	Senior Vice President of Global Sales
Directors
Tom Schodorf (3)(6)	62	Lead Independent Director
Ohad Finkelstein (6)	60	Director
Yuval Shachar (5)(6)	58	Director
Yair Shamir (5)(6)	75	Director
Edouard Cukierman (5)(6)	56	Director
Peter Campbell (3)(4)(6)	56	Director
Dafna Gruber (3)(4)(5)(6)	56	Director
Brian Gumbel (3)(5)	45	Director
(1)	Serves as our Chief Revenue Officer since January 2021.
(2)	Left Tufin in February 2021.
(3)	Member of our audit committee.
(4)	Member of our compensation committee.
(5)	Member of our nominating and corporate governance committee.
(6)	Independent director under NYSE rules.

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

Kevin Maloney served as our Senior Vice President of Global Sales from July 2015 until he resigned in February 2021. Prior to joining Tufin, Mr. Maloney held senior management positions at Easylink Services International Corporation from December 2007 to July 2012, Network General Corporation from June 2006 to November 2007 and Check Point Software Technologies, Inc. from June 2005 to June 2006. Mr. Maloney holds a Master of Business Administration degree from the Stetson School of Business and Economics at Mercer University in Macon, Georgia and a degree from Wheeling Jesuit University in Wheeling, West Virginia.

Raymond Brancato joined Tufin in January 2021 as our Chief Revenue Officer. He joined Tufin from AnyVision, an artificial intelligence company, where he was Chief Revenue Officer from March 2019 to January 2021. Prior to AnyVision, he held senior sales leadership positions over the course of 10 years with CA Technologies, including Vice President, Senior Vice President and General Manager of Business Unit Sales. Prior to that, he was Vice President of Sales, Americas at Kabira Technologies from April 2007 to March 2009, Director of Sales at BMC Software from November 2002 to April 2007, and Vice President of Sales at Remedy from December 2000 to November 2002. He holds a Bachelor of Science degree in Finance and Management Science from the University of South Carolina.

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

Yair Shamir has served as a director from 2007 to 2013 and again from October 2018 to present. Mr. Shamir has been a Founding and Managing Partner of Catalyst Investments since its establishment from 1999 to 2013 and again from 2015 to present. Mr. Shamir was elected as a member of the Israeli Parliament (Knesset) and served as Minister of Agriculture of the State of Israel from 2013 to 2015. Mr. Shamir served as the Chairman of the Israeli Road Safety Authorities from September 2018 until November 2020. Prior to that, he served as the Chairman of Board of N.T.A. – Metropolitan Mass Transit System until August 2018. Mr. Shamir served as the Chairman of Israel’s National Roads Company from 2011 to 2012. Mr. Shamir served as the Chairman of Israel Aerospace Industries Ltd. from 2005 until 2011. From 2004 to 2007, Mr. Shamir was the Chairman of Shamir Optical Industry Ltd. From 2004 to 2005, Mr. Shamir served as the Chairman of EL AL. From 1997 to 2004, Mr. Shamir served as the Chief Executive Officer and Chairman of VCON Telecommunications Ltd. Mr. Shamir was a board member of DSP Group Corporation from 2005 to 2013. Mr. Shamir holds a Bachelor of Science degree in Electronics Engineering from the Technion, Israel Institute of Technology in Haifa, Israel.

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

Peter Campbell has served as a director since 2019 and served as an external director under the Israeli Companies Law between July 2019 and May 2020. Mr. Campbell served as Chief Financial Officer of Mimecast Ltd. (traded on Nasdaq) from 2006 to 2019, where he also served as a director from 2007 to 2015. He previously served as Chief Financial Officer of SR Telecom Inc., where he was employed from 2002 to 2006. Prior to that, Mr. Campbell was an auditor at Ernst & Young LLP in Canada. Mr. Campbell holds a Bachelor of Commerce degree and a Graduate Diploma in accounting from the John Molson School of Business at Concordia University in Canada, where he also served as a lecturer.

Dafna Gruber has served as a member of our board of directors since 2019 and served as an external director under the Israeli Companies Law between July 2019 and May 2020. Ms. Gruber served as Chief Financial Officer of Aqua Security Ltd. from 2019 to 2021. She previously served as Chief Financial Officer of each of Landa Corporation from 2017 to 2018, Clal Industries Ltd. from 2015 to 2017, NICE Ltd. (traded on Nasdaq and the Tel Aviv Stock Exchange, or TASE) from 2007 to 2015 and Alvarion Ltd. (traded on Nasdaq and TASE) from 1995 to 2007. Ms. Gruber has also been a director, chairman of the audit committee and member of the compensation committee of TAT Technologies Ltd. (traded on Nasdaq and TASE) since 2013 and of Nova Measuring Instruments Ltd. (traded on Nasdaq and TASE) since 2015, and a director, audit and governance Committees member of Cognyte Ltd (traded on Nasdaq) since 2021 Ms. Gruber holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University in Israel and is a Certified Public Accountant.

Tom Schodorf has served as a director since 2019 and as lead independent director since May 2020. Mr. Schodorf founded View Consulting LLC, specializing in advisory services for the technology industry, in 2014. He previously served as Senior Vice President of Sales and Field Operations of Splunk Inc. (traded on Nasdaq) from October 2009 to March 2014, and prior to that, he held various sales and executive management positions at BMC Software and IBM. Mr. Schodorf has also been a director of Egnyte since 2018, of OutSystems since 2017, of Rapid7 since 2016 and of Kaseya since 2014. Mr. Schodorf holds a Masters of Business Administration degree from the University of Dayton in Dayton, Ohio and a Bachelor of Science in Business Administration from the Ohio State University in Columbus, Ohio.

Brian Gumbel has served as a director since 2019. Mr. Gumbel currently serves as the Chief Revenue Officer of Armis Inc. Prior to joining Armis, he served as the Chief Revenue Officer for Sisense from October 2019 to April 2020. He previously served as the Senior Vice President of Worldwide Sales at Forescout Technologies Inc., where he held senior management positions from October 2015 to October 2019. Previously, he led sales and operations at Tanium as the Vice President for Americas East and Canada from February 2014 to October 2015. Prior to that, he worked at McAfee from 2007 to 2014 ultimately serving as the Vice President for Americas East and Canada, and at Cisco from 2000 to 2007 in various sales and leadership positions. Mr. Gumbel holds a Bachelor of Science degree in Biology from Marist College in Poughkeepsie, New York.

B.Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, to our directors and executive officers with respect to the year ended December 31, 2020 was $7.9 million. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation paid to our five most highly compensated office holders (as defined in the Companies Law and described under “Board Practices—Disclosure of Compensation of Executive Officers” below) during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total

Kevin Maloney, Former Senior Vice President of Global Sales	342,500	68,468	240,000	17,052	668,020
Jack Wakileh, Chief Financial Officer	255,495	86,315	33,689	240,960	616,459
Reuven Kitov, Chief Executive Officer	281,557	53,538	55,008	192,726	582,829
Larry Alston, General Manager of Cloud	245,651	34,227	70,750	228,471	579,099
Raj Motwane, Vice President, Global Services & Support	260,692	54,762	58,965	173,331	547,750

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

(2)

All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2020.

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

(4)	Amounts reported in this column refer to Variable Compensation such as earned commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2020.

(5)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements, which are included in this annual report.

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

Equity Incentive Plans

2007 Israeli Share Option Plan

Effective Date and Shares Reserved.

On October 21, 2007, our board of directors adopted the 2007 Israeli Share Option Plan, or the 2007 Plan. The 2007 Plan generally allowed us to grant options to our employees, directors, officers, consultants, advisors and any other person providing services to us or any of our affiliates. In May 2017, we extended the terms of options held by certain holders under the 2007 Plan by an additional 10 years. Unless earlier terminated pursuant to the original terms of the 2007 Plan, all granted but unexercised options will expire and cease to be exercisable at 5:00 p.m. Israel time on the 10th anniversary of the vesting commencement date of such options. We no longer make awards under the 2007 Plan. As of February 19, 2021, options to purchase a total of 2,495,639 shares were outstanding under the 2007 Plan.

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

2008 U.S. Stock Plan

Effective Date and Shares Reserved. On May 25, 2008, our board of directors adopted the 2008 U.S. Stock Plan, or the 2008 Plan. The 2008 Plan generally allowed us to grant nonstatutory share options, incentive share options that satisfied the requirements of Section 422 of the Code, and the sale or award of shares to our employees, outside directors and consultants and those of Tufin Software North America, Inc., as well as any of our other subsidiaries. We no longer make awards under the 2008 Plan. As of February 19, 2021, options to purchase a total of 993,396 shares were outstanding under the 2008 Plan.

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

2018 U.S. Equity-Based Incentive Plan

Effective Date and Shares Reserved. On April 9, 2018, our board of directors adopted the 2018 U.S. Equity-Based Incentive Plan, or the 2018 Plan. The 2018 Plan generally allowed us to grant options to our employees, directors, executive officers, consultants, advisors and any other person providing services to us or any of our affiliates who are U.S. citizens or who are resident aliens of the United States for U.S. federal income tax purposes. We no longer make awards under the 2018 Plan. As of February 19, 2021 options to purchase a total of 112,279 shares were outstanding under the 2018 Plan.

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

Additionally, any share (i) underlying an award under the 2019 Plan or the Prior Plans (in an amount not to exceed 813,515 shares under the Prior Plans) that has expired, or was canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, (ii) tendered to pay the exercise price of an award (or the exercise price or other purchase price of any option or other award under the Prior Plans), or withholding tax obligations with respect to an award (or any awards under the Prior Plans), or (iii) subject to an award (or any award under the Prior Plans) that is not delivered to a grantee because such shares are withheld to pay the exercise price (or of any award under the Prior Plans), or withholding tax obligations with respect to such award (or such other award) will automatically be available for grant under the 2019 Plan. As of February 19, 2021, options to purchase a total of 2,765,867 shares and 1,286,578 unvested RSUs were outstanding under the 2019 Plan. In addition, our board of directors approved the grant of 1,233,100 RSUs to certain of our employees, which grant became effective on March 1, 2021.

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

C.Board Practices

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

Board Composition and Election

Under our amended and restated articles of association, the number of directors on our board of directors must be no less than six and no more than 10, including any director appointed by one or both of our founders, or a founder director, pursuant to the appointment rights described under “—Appointment Rights.” The minimum and maximum number of directors may be changed, at any time and from time to time, by a special vote of the holders of at least 66 2/3% of our outstanding shares.

Other than any founder director, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of 1/3 of the total number of directors constituting the entire board of directors (other than any founder director). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting the term of office of only one class of directors will expire. Each director, aside from any founder director, holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 66 2/3% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated articles of association.

Our directors who are not founder directors are divided among the three classes as follows:

•

the Class I directors consists of Edouard Cukierman, Reuven Harrison and Yuval Shachar, and their terms will expire at our annual general meeting of shareholders to be held in 2023;

•

the Class II directors, consists of Ohad Finkelstein, Reuven Kitov and Brian Gumbel and their terms will expire at our annual general meeting of shareholders to be held in 2021; and

•

the Class III directors consists of Yair Shamir and Tom Schodorf and their terms will expire at our annual general meeting of shareholders to be held in 2022.

Peter Campbell and Dafna Gruber previously served as our external directors until May 2020 upon our board of directors’ election to opt-out of the external director requirements under the Companies Law (described below in “External Directors”). Pursuant to the transition rules provided under the Companies Law, each of Peter Campbell and Dafna Gruber shall have the right to remain in office, at their option, after the exemption is adopted, until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders following the adoption of the exemption, which shall be at our annual general meeting of shareholders to be held in 2021.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on the New York Stock Exchange, are required to appoint at least two external directors.

Pursuant to regulations enacted under the Companies Law, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including the New York Stock Exchange, that do not have a controlling shareholder (as such term is defined in the Companies Law), may, subject to certain conditions, elect to “opt-out” of the requirements of the Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In May 2020, our board of directors elected to opt-out of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee.

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the New York Stock Exchange, and (iii) we comply with the New York Stock Exchange listing rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

Lead Independent Director

As approved by our board of directors, for so long as the same person serves both as our Chief Executive Officer and Chairman of the Board, the non-executive board members will select a Lead Independent Director from among the independent directors of the Board. If at any meeting of the Board the Lead Independent Director is not present, a majority of the independent members of the Board present will select an independent member of the Board to act as Lead Independent Director for the purpose and duration of such meeting. The authorities and responsibilities of the Lead Independent Director include, but are not limited to, the following:

•

Presiding at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of the independent directors;

•

Serving as a liaison between the Chairman and the independent directors;

•

Having the authority to recommend that the Board of Directors retain consultants or advisers that report directly to the Board of Directors;

•

Approving information sent to the Board of Directors;

•

Approving meeting agendas for the Board of Directors;

•

Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•

Having the authority to call meetings of the independent directors; and

•

If requested by major shareholders, ensuring that he is available for consultation and direct communication.

As Mr. Reuven Kitov is currently the Company’s Co-Founder, Chairman of the Board of Directors and Chief Executive Officer, the non-executive board members elected Tom Schodorf to be the Lead Independent Director.

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

Under our amended and restated articles of association, our board of directors may appoint new directors to fill vacancies (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum required in our amended and restated articles of association). Our amended and restated articles of association provide that the term of a director appointed by our board of directors to fill any vacancy will be for the remaining term of office of the director(s) whose office(s) have been vacated. See “Item 6.C. Board Practices—External Directors” for a description of the exemption from the requirements under the Companies Law to appoint external directors.

Other Considerations

Under the Israeli Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of directors of that company unless approved by a special majority of shareholders. However, if the roles of chief executive officer and chairman of the board of directors are held by the same person and this arrangement was approved by the company’s shareholders prior to its initial public offering and is described in the company’s initial public offering prospectus, shareholder approval is only required upon the lapse of the fifth anniversary of the initial public offering. Reuven Kitov, our Chief Executive Officer, also serves as our Chairman of the board of directors, as was approved by our shareholders in 2019 prior to our initial public offering. We may, at the conclusion of the five-year period, and again thereafter, seek further shareholder approval for the renewal of such dual role for up to an additional three years at a time.

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

Audit Committee

Israeli Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee comprised of at least three directors. Our audit committee consists of three independent directors, Tom Schodorf (Lead Independent Director), Peter Campbell and Dafna Gruber.

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

•

retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

•

overseeing the independence, compensation and performance of the company’s independent auditors;

•

the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•

pre-approval of audit and non-audit services to be provided by the independent auditors;

•

reviewing with management and our independent directors our financial statements prior to their submission to the SEC; and

•

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must appoint a compensation committee. Our compensation committee consists of three independent directors, Peter Campbell, Dafna Gruber and Brian Gumbel. Peter Campbell serves as the chairman of our compensation committee.

Listing Requirements

Under SEC and NYSE rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard or the requirements general for a compensation committee, our board of directors has determined that all of our compensation committee members meet this heightened standard and other independence requirements. Each of Peter Campbell, Dafna Gruber and Yair Shamir is “independent” and a “non-employee director” as such terms are defined in Rule 10A-3(b)(1) under the Exchange Act.

Compensation Committee Role

Our board of directors has adopted a compensation committee charter that sets forth the responsibilities of the compensation committee consistent with the Israeli Companies Law, SEC rules and NYSE corporate governance requirements, which include, among other responsibilities:

•

recommending to the board of directors the compensation policy for directors and executive officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

•

recommending to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

•

deciding whether to approve the terms of office and employment of directors and executive officers that require approval of the compensation committee;

•

deciding whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer; and

•

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•

the education, skills, experience, expertise and accomplishments of the relevant office holder;

•

the office holder’s position, responsibilities and prior compensation agreements with that office holder;

•

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

•

if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•

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

•

with regard to variable components:

•

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

•

the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their grant;

•

a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•

the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•

a limit to retirement grants.

Our compensation policy, which was adopted and approved on March 21, 2019 and amended on July 29, 2020, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dafna Gruber, Yuval Shachar and Yair Shamir. Yuval Shachar serves as the chairperson of our nominating and corporate governance committee.

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

•

supporting and advising our board of directors in selecting director nominees, consistent with the criteria approved by our board of directors, who are best able to fulfill the responsibilities of a director;

•

overseeing the evaluation of our board of directors and our management; and

•

otherwise taking a leadership role in shaping our corporate governance establishing and maintaining effective corporate governance policies and practices, including developing and recommending to our board of directors a set of corporate governance guidelines applicable to our company.

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

•

information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•

all other important information pertaining to such action.

The duty of loyalty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•

refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•

refrain from any activity that is competitive with the business of the company;

•

refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•

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

•

the office holder’s relatives (spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people); or

•

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

An “extraordinary transaction” is defined under the Israeli Companies Law as any of the following:

•

a transaction other than in the ordinary course of business;

•

a transaction that is not on market terms; or

•

a transaction that may have a material impact on the company’s profitability, assets or liabilities.

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

•

a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•

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

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•

an amendment to the articles of association;

•

an increase in the company’s authorized share capital;

•

a merger; and

•

the approval of related party transactions and acts of office holders that require shareholder approval.

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

•

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

•

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

•

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

•

expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•

any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the company.

As permitted under the Israeli Companies Law, our amended and restated articles of association provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder:

•

a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•

a breach of duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

•

a monetary liability imposed on the office holder in favor of a third party;

•

expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under the Israeli securities laws if applicable, and payments made to injured persons under specific circumstances thereunder; and

•

any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the company.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•

a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•

a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•

an act or omission committed with intent to derive illegal personal benefit; or

•

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

D.Employees

Employees

As of December 31, 2020, we had 533 employees, independent consultants and independent contractors, of which 280 were in located in Israel, 156 were located in the United States, 30 were located in the United Kingdom and approximately 67 were located across 17 other countries. Set forth below is a breakdown of our global workforce of employees, independent consultants and independent contractors by category of activity as of the dates indicated:

	As of December 31,
	2018	2019	2020
Services, support and fulfillment	74	98	97
Research and development	152	187	177
Sales and marketing	167	223	194
General and administrative	31	60	65
Total	424	568	533

E.Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as February 19, 2021 by:

•

each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•

the selling shareholders;

•

each of our directors and executive officers individually; and

•

all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 19, 2021 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 36,448,642 ordinary shares outstanding as of February 19, 2021.

As of February 19, 2021, we had 5 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held an aggregate of 25,643,566, or 70.4%, of our ordinary shares outstanding as of February 19, 2021. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Item 10.B. Memorandum and Articles of Association—Voting Rights and Conversion.” Unless otherwise noted below, each shareholder’s address is Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates since January 1, 2018 is included under “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Directors and Executive Officers
Reuven Kitov (1)	1,956,002	5.4%
Reuven Harrison	1,837,002	5.0%
Jack Wakileh	*	*
Kevin Maloney	*	*
Yoram Gronich	*	*
Ofer Or	*	*
Ohad Finkelstein (2)	4,463,048	12.2%
Yuval Shachar (3)	4,512,770	12.4%
Yair Shamir (4)	3,178,595	8.7%
Edouard Cukierman (4)	3,178,595	8.7%
Peter Campbell	*	*
Dafna Gruber	*	*
Tom Schodorf	*	*
Brian Gumbel	*	*
All directors and executive officers as a group (14 persons) (6)	11,874,322	32.6%
Principal Shareholders
Entities affiliated with Marker LLC (7)	4,512,770	12.4%
Catalyst Private Equity Partners (Israel) II, Limited Partnership (8)	3,178,595	8.7%
Entities affiliated with Vintage Investment Partners (9)	2,462,138	6.8%
ETF Managers Group LLC (10)	2,229,828	6.1%
Harel Insurance Investments & Financial Services Ltd. (11)	1,893,250	5.2%
Ibex Israel Fund LLLP (12)	1,850,000	5.1%

_______________________
*	Less than 1%.
(1)	Includes 639,350 shares held in trust for family members over which Reuven Kitov is the beneficial owner.
(2)

Consists of 4,452,410 shares Ohad Finkelstein may be deemed to beneficially own through entities affiliated with Marker LLC and 10,638 shares issuable upon the exercise of options exercisable within 60 days of February 19, 2021. See Note 7 below.

(3)

Consists of 4,452,410 shares Yuval Shachar may be deemed to beneficially own through entities affiliated with Marker LLC and 60,360 shares issuable upon the exercise of options exercisable within 60 days of February 19, 2021. See Note 7 below.

(4)

Consists of 3,167,957 shares Yair Shamir may be deemed to beneficially own through Catalyst Private Equity Partners (Israel) II, Limited Partnership, or Catalyst Israel and 10,638 shares issuable upon the exercise of options exercisable within 60 days of February 19, 2021. See Note 8 below.

(5)

Consists of 3,167,957 shares Edouard Cukierman may be deemed to beneficially own through Catalyst Private Equity Partners (Israel) II, Limited Partnership, or Catalyst Israel and 10,638 shares issuable upon the exercise of options exercisable within 60 days of February 19, 2021. See Note 8 below.

(6)	See Notes 1 through 5 above. Includes 11,413,371 ordinary shares and 460,951 shares issuable upon the exercise of options exercisable within 60 days of February 19, 2021.
(7)

Consists of 473,968 shares held by Marker II LP, 1,184,919 shares held by Marker Lantern II Ltd. and 2,793,523 shares held by Marker TF Investments Ltd. Richard Scanlon is the sole director of the managers and the general partner, as the case may be, of each of the foregoing entities (collectively, the “Marker Group”). Ohad Finkelstein and Yuval Shachar are independent members of the investment committee of each of the foregoing entities. Voting and investment power over the shares held by such entities resides with the general partner and the members of any such investment committee. The address of the foregoing entities and individuals is c/o Marker LLC, 10 East 53rd Street, New York, New York 10022. The foregoing information was obtained from a Schedule 13D filed with the SEC by the Marker Group on December 14, 2020.

(8)

Consists of 3,3167,957 shares held by Catalyst Israel. Catalyst Israel holds 633,986 shares in trust for Catalyst Private Equity Partners (Israel B) II L.P., or Catalyst Israel B, and 257,953 shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P., or Catalyst Israel C. The general partner of Catalyst Israel, Catalyst Israel B and Catalyst Israel C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd. The Catalyst Equity (2006) Ltd. board of directors is comprised of Edouard Cukierman, Yair Shamir, Roger Cukierman and Luc Muller (collectively, the “Catalyst Group”). Voting and investment power over the shares resides with the board of directors of Catalyst Equity (2006) Ltd. The address of the foregoing entities and individuals is c/o Catalyst Private Equity, 28 Haarbaa Street, Tel Aviv 6473925, Israel. The foregoing information concerning the number of shares beneficially owned by the foregoing entities was obtained only from a Schedule 13D/A filed with the SEC by the Catalyst Group on February 18, 2021 and was not corroborated by information otherwise known to the Company.

(9)

Consists of 793,184 shares held by Vintage Co-Investment Fund I (Cayman), LP, 835,398 shares held by Vintage Secondary Fund III (Cayman), L.P., 268,313 shares held by Vintage Secondary Fund III (Israel), L.P. and 565,243 shares held by Vintage Co-Investment Fund I (Israel), L.P. The general partner of Vintage Co-Investment Fund I (Cayman), LP and Vintage Co-Investment Fund I (Israel), L.P. is Vintage Investments 5 LP. The general partner of Vintage Investments 5 LP is Vintage Fund 5 Ltd. The general partner of Vintage Secondary Fund III (Cayman), L.P. and Vintage Secondary Fund III (Israel), L.P. is Vintage Investments VI, LP. The general partner of Vintage Investments VI, LP is Vintage Fund 6 Ltd.Voting and investment power over the shares resides with the applicable general partner. Voting and investment power over the shares resides with the applicable general partner. The address of the foregoing entities and individuals is c/o Vintage Investment Partners, 12 Abba Eban Avenue, Ackerstein Towers Building D, 10th Floor, Herzliyah Pituach 46120, Israel. The foregoing information was obtained from the entities affiliate with Vintage Investment Partners in February 2021.

(10)

The information in the table above concerning the number of shares beneficially owned by ETF Managers Group LLC, was obtained from a Schedule 13G/A filed with the SEC by ETF Managers Group LLC on June 24, 2020 reporting beneficial ownership at June 24, 2020. The address of the foregoing entity is ETF Managers Group LLC, 30 Maple Street, Suite 2, Summit, NJ 07091.

(11)

The information in the table above concerning the number of shares beneficially owned by Harel Insurance Investments & Financial Services Ltd. was obtained from a Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 28, 2020 reporting beneficial ownership at January 22, 2020. The address of the foregoing entity is c/o Harel House, 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(12)

The information in the table above concerning the number of shares beneficially owned by Ibex Israel Fund LLP, a Delaware limited liability limited partnership (the “Ibex Fund”) was obtained from a Schedule 13G filed with the SEC on November 16, 2020 reporting beneficial ownership at November 10, 2020 by by (i) Justin B. Borus, (ii) Ibex Investors LLC, a Colorado limited liability company (the “Ibex Investment Manager”), (iii) the Ibex Fund, (4) Ibex GP LLC, a Colorado limited liability company (the “Inbex GP”), (5) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”) and (6) Ibex Investment Holdings II LLC, a Delaware limited liability company (“Ibex GP Holdings”) (collectively, the “Inbex Group”). The Ibex Investment Manager is the investment manager of the Ibex Fund. IM Holdings is the sole member of the Ibex Investment Manager. The Ibex GP is the general partner of the Ibex Fund. Ibex GP Holdings is the sole member of the Ibex GP. Justin B. Borus is the manager of the Ibex Investment Manager, IM Holdings, the Ibex GP and Ibex GP Holdings. The address of the foregoing entities and individuals is c/o Ibex Investors LLC, 260 N. Josephine Street, Suite 300, Denver, CO 80206.

B.Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2018, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Equity Awards. Since October 2007, we have granted options to purchase our ordinary shares and Restricted Stock Units (“RSUs”) to our officers and to our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Equity Incentive Plans” in this annual report. If our relationship with an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for 90 days after such termination (180 days in case of death, retirement or disability) or until expiration of the term of the option award, whichever is earlier.

The following table provides information regarding the options and RSUs to purchase our ordinary shares granted to our directors and executive officers that, in each case, beneficially own 1% or more of our ordinary shares:

Name/Title	Number of Shares Underlying RSUs	Exercise Price	Expiration Date
Reuven Kitov, Chief Executive Officer, Chairman of the Board of Directors and Co-Founder	90,000	$-	July 29th, 2030
Reuven Harrison, Chief Technology Officer and Co-Founder	60,000	$-	July 29th, 2030

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended as part of this annual report our consolidated financial statements starting at page F-1.

Legal Proceedings

We, along with our directors and officers (the “Individual Defendants”) at the time of our initial public offering (“IPO”) were named as defendants in four putative shareholder class action lawsuits filed in the Supreme Court of the State of New York on (1) February 26, 2020, captioned Matt Primozich v. Tufin Software Technologies Ltd., et al., Index No. 651287/2020 (Sup. Ct. N.Y. Cnty.) (“Primozich Action”), (2) May 28, 2020, captioned Allen v. Tufin Software Technologies Ltd., et al., Index No. 652118/2020 (Sup. Ct. N.Y. Cnty.) (“Allen Action”), (3)June 15, 2020, captioned Avi Shmuely v. Tufin Software Technologies Ltd., et al., Index No. 652475/2020 (Sup. Ct. N.Y. Cnty.) (“Shmuely Action”), and (4) July 1, 2020 captioned Michael Roche v.Tufin Software Technologies Ltd., et al., Index No. 652833/2020 (Sup. Ct. N.Y. Cnty.) (“Roche Action”, and with the Primozich Action, Allen Action, and Shmuely Action, the “Tufin State Actions”). In addition to naming us and the Individual Defendants as defendants, the Roche Action names the underwriters in the IPO as defendants (“IPO Underwriter Defendants”). On November 17, 2020 plaintiffs in the Primozich Action and Allen Action filed amended complaints.

In the Tufin State Actions, the plaintiffs, seeking to represent a class of all purchasers and acquirers of our ordinary shares issued in connection with our April IPO, allege that the (1) the defendants made material misstatements or failed to disclose material information in the IPO Offering Documents, thereby allegedly violating Section 11 of the Securities Act and (2) the Individual Defendants were “control persons” of the Company by virtue of their positions, and thereby are allegedly liable under Section 15 of the Securities Act. The Roche Action also asserts a claim under Section 12(a)(2) of the Securities Act alleging that defendants issued, caused to be issued, and/or signed the IPO Offering Documents in connection with issuance of stock to shareholders in the IPO. The plaintiffs have filed various motions to consolidate and appoint a lead plaintiff and lead counsel in the Tufin State Actions, and such motions have been fully briefed since August 4, 2020; however, as of February 6, 2021, an order on the motions had not yet been entered.

Two federal class actions were also filed in the Southern District of New York: (1) the matter captioned Matthew Ellison v. Tufin Software Technologies Ltd. et al., Case No. 1:20-cv-05646 (S.D.N.Y.) was filed on July 21, 2020 and names us, the Individual Defendants, the IPO Underwriter Defendants, and certain underwriters in the secondary public offering (“SPO Underwriter Defendants”) as defendants (“Ellison Action”) and (2) the matter captioned Michaelson v. Tufin Software Technologies Ltd. et al., Case No. 1: 20-cv-06290 (S.D.N.Y.) was filed on August 10, 2020 and names us and the Individual Defendants as defendants (“Michaelson Action” and with the Ellison Action, the “Tufin Federal Actions”). The Tufin Federal Actions were brought on behalf of all persons or entities, who purchased stock in our April 2019 IPO and/or December 2019 secondary public offering (“SPO”), pursuant to and/or traceable to the alleged misleading IPO Offering Documents or SPO Offering Documents, and assert violations of Sections 11 and 12(a)(2) (against all defendants) and Section 15 (against Individual Defendants) of the Securities Act. On October 19, 2020, the New York federal court entered an order consolidating the Tufin Federal Actions under Master File No. 1:20-cv-05646, appointing Mark Henry as lead plaintiff, and approving Henry’s selection of lead counsel. On February 4, 2021, lead plaintiff filed a Consolidated Amended Complaint, which asserts claims for violations of Sections 11 and 15 of the Securities Act of 1933, based on alleged false or misleading statements or omissions in the Registration Statement issued in connection with our April IPO. The Consolidated Amended Complaint names us and the Individual Defendants as Defendants. Defendants have 60 days from the filing of the Consolidated Amended Complaint to answer or otherwise respond to the Consolidated Amended Complaint.

We are also subject to certain indemnification obligations with respect to the Individual Defendants, IPO Underwriter Defendants, and the SPO Underwriter Defendants, in connection with the Tufin State Actions and Tufin Federal Actions.

Based on information currently available and the current stage of the litigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to the Tufin State Actions and Tufin Federal Actions; therefore, no estimated liability has been recorded in our consolidated balance sheets as of December 31, 2020. We will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.

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

B.Significant Changes

No significant changes have occurred since December 31, 2020, except as otherwise disclosed in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ordinary shares commenced trading on the NYSE on April 11, 2019. Prior to that date, no public market existed for our ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares are listed and traded on the NYSE under the symbol “TUFN”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference into this Annual Report.

C.Material Contracts

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

D.Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

E.Taxation

The following is a brief summary of material Israeli income tax laws and government programs applicable to us. Some parts of this discussion are based on new Israeli tax legislation, which has not been subject to judicial or administrative interpretation. The discussion is general in nature, should not be construed as comprehensive legal or professional tax advice and does not cover all possible tax considerations in general and especially tax considerations that may be relevant to a particular investor in light of his, her or its personal investment circumstances or to some types of investors which are subject to special treatment under Israeli tax law. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Israeli Tax Consequences

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the year ended December 31, 2020 (in 2018 and 2019 the corporate tax rate was also 23%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as defined below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the corporate tax rate of 23%, as mentioned above. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if (i) it was incorporated in Israel or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company, resident in Israel, that was incorporated in Israel, which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and that is located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•

amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing on the year in which such rights were first utilized;

•

under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•

expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

Although as of the date of this annual report, we do not have industrial production activities, we may qualify as an Industrial Company in the future and may be eligible for the benefits described above.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, in the year in which they are incurred, if:

•

the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•

the research and development must be for the promotion or development of the company; and

•

the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Tax Ordinance. Expenditures related to research for the promotion or development of the company not so approved, are deductible in equal amounts over three years.

From time to time, we may apply to the Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for enterprises including in the cases of capital investments in production facilities (or other eligible assets). Generally, an enterprises that may be either an “Approved Enterprise”, a “Beneficiary Enterprise”, a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise”, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location within Israel of the facility in which the investment and manufacture activity are made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise, is required to comply with the requirements of the Investment Law.

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

In general, an Approved Enterprise was entitled to receive a grant from the Israeli government under the “Grant Track” or an alternative package of tax benefits, known as the “Alternative Track”. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise does not qualify for the tax benefits.

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

An enterprise that qualifies under these provisions is referred to as a “Beneficiary Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that the Investment Center’s approval is required only for Approved Enterprise that receive cash grants. As a result, it was no longer required to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years ending in the year in which the company chose to have the tax benefits apply to its Beneficiary Enterprise (the “Year of Election”).

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

The benefits period is subject to a limitation of 7 to 10 years from the Commencement Year (the Commencement Year being defined as the later of: (i) the first tax year in which the company derives income for tax purposes from the Beneficiary Enterprise or (ii) the Year of Election) provided that 12 years have not elapsed from the first day of the Year of Election.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period, will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the otherwise applicable corporate tax rate (while taking into account the entitlement for reduced rates under the Investment Law . Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and which are actually paid at any time up to 12 years thereafter (except with respect to an FIC, in which case the 12-year limit does not apply).

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We applied for tax benefits as a Beneficiary Enterprise with 2009 and 2011 as the Years of Election. We may be entitled to tax benefits under this regime in respect of the 2011 Year of Election once we are profitable for tax purposes and subject to the fulfillment of all the relevant conditions. If we do not meet these conditions, the tax benefits may not be applicable which would result in adverse tax consequences to us. Alternatively, and subject to the fulfillment of all the relevant conditions, we may elect in the future to irrevocably waive the tax benefits available for Beneficiary Enterprise and claim the tax benefits available to Preferred Enterprise under the 2011 Amendment (as defined below).

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

Since 2017 and thereafter, the corporate tax rate for Preferred Enterprise, which is located in development zone A, was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise”, as such term is defined in the Investment Law, would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in development zone A. Our operations are currently not located in development zone A.

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

We are currently not entitled to tax benefits for a Preferred Enterprise or Special Preferred Enterprise.

New Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and was effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law (according to certain formula). The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets”, as defined in the Investment Law, to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), referred to as the IIA.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4%.

We are currently not qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.

Certain Israeli and United States Federal Income Tax Consequences

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

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are, inter alia, (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.”

Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus generated starting from December 31, 1993, is not subject to tax in Israel.

Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a Significant Shareholder at the time of the sale or at any time during the preceding 12-month period, such gain will be taxed at a rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differences on securities, the capital gain on the sale of the securities will be liable to a rate of 30%.

Real Capital Gain derived by corporations will be generally subject to the regular corporate tax rate (23% since 2018 and thereafter).

Individual shareholders whose income from the sale of securities is considered as business income are taxed at the marginal tax rates applicable to business income (up to 47% in 2020, not including the Excess Tax).

Either the purchaser, the Israeli stockbrokers or the Israeli financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23% since 2018 and thereafter) or 25% in case the seller is an individual. The shareholder may provide an approval from the Israel Tax Authority for a reduced tax withholding rate.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israeli Tax Ordinance from Israeli capital gain tax provided, among other things, that (1) The shareholders do not have a permanent establishment in Israel; (2) At the time of the sale, the shares are not listed on the Israeli stock exchange; (3) The shares were not acquired from a relative or as a part of an exempt reorganization; (4) The main value of the disposed company’s assets does not consist of rights in real estate or real estate association. Also, the value is not originated from the exploitation of natural resources in Israel (detailed rules apply). However, non-Israeli corporations will not be entitled to the foregoing exemption if more than 25% of its means of control are held, directly and indirectly, by Israeli residents, or Israeli residents are entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual, and at the corporate tax rate (23% since 2018 and thereafter) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at the time of sale.

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

A distribution of dividends from income, which is not attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise to an Israeli resident individual, will generally be subject to tax at a rate of 25%, or 30% if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will not be subject to Israeli tax provided the income from which such dividend is distributed was derived or accrued within Israel.

The Israeli Tax Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to Israeli withholding tax on the receipt of dividends at the rate of 25% (or 30% if the dividends recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period, unless the shares are held through a registration company in which case the withholding rate is 25%); such rates may be reduced under the provisions of an applicable double tax treaty. Under the U.S.-Israel Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends, the rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or Beneficiary Enterprise, the rate is 15% and (iii) in all other cases, the rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which the full tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares listed on a stock exchange and are held with a nominee company (whether or not the recipient is a Significant Shareholder), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 (for 2020), linked to the annual change in the Israeli consumer price index, including, but not limited to, income derived from dividends, interest and capital gains.

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

Certain U.S. Federal Income Tax Consequences

The following is a description of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders of our ordinary shares that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•

banks, financial institutions or insurance companies;

•

real estate investment trusts, regulated investment companies or grantor trusts;

•

brokers, dealers or traders in securities, commodities or currencies;

•

tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•

certain former citizens or long-term residents of the United States;

•

persons that receive our shares as compensation for the performance of services;

•

persons that hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•

partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or indirect holders that hold our shares through such an entity;

•

S corporations;

•

holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•

holders whose “functional currency” is not the U.S. dollar; or

•

holders that own directly, indirectly or constructively 10% or more of the voting power or value of our shares.

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

•

a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•

an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. However, because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect that the entire amount of any distribution generally will be reportable as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including the absence of certain risk reduction transactions. In addition, some corporate U.S. Holders may be entitled to a dividend received deduction. However, such preferential rate of taxation shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or if we were a PFIC for the preceding taxable year. Likewise, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

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

•

such gain is effectively connected with your conduct of a trade or business in the United States;

•

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will generally be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•

at least 75% of its gross income is “passive income”; or

•

at least 50% of the average quarterly value of its total gross assets (which generally may be measured in part by the market value of its ordinary shares, which is subject to change) is attributable to assets that produce passive income or are held for the production of passive income.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. If we are a CFC and not publicly traded for the relevant taxable year, however, the test shall be applied based on the adjusted tax bases of our assets.

The New Regulations modify certain of the rules described above. Such modifications include, for example, permitting asset value to be determined more frequently than on a quarterly basis and treating a non-U.S. corporation as publicly traded for a taxable year if the stock of such corporation is publicly traded, other than in de minimis quantities, for at least twenty trading days during such taxable year.

The New Regulations generally apply to taxable years of shareholders beginning on or after January 14, 2021. A shareholder, however, may choose to apply such rules for any open taxable year beginning before January 14, 2021, provided that, with respect to a non-U.S. corporation being tested for PFIC status, the shareholder consistently applies certain of the provisions of the New Regulations and certain other Treasury Regulations for such year and all subsequent years. U.S. Holders should consult their own tax advisors regarding the impact and applicability of the New Regulations.

Based on our determination that our shares are properly treated as being publicly traded for the taxable year ended December 31, 2020 and our estimates of the fair market values of our assets, we believe that we should not be classified as a PFIC in the taxable year ended December 31, 2020. This determination is, however, subject to uncertainty. In particular, the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. It is possible that the IRS will disagree with the interpretation on which our belief about our PFIC status is based, and no ruling from the IRS concerning our PFIC status has been obtained or is currently planned to be requested. Moreover, because PFIC status is based on our income, assets, and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any subsequent year until after the close of the relevant year. Accordingly, no assurances can be made regarding our PFIC status in one or more subsequent years. Our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year ended December 31, 2020 or for any other taxable year, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future. We will continue to determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. Holders.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our consolidated balance sheets, statements of operations or cash flows due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange and interest rates, which are discussed in detail below.

Foreign Currency Exchange Risk

We generate substantially all of our revenues in U.S. dollars. The majority of our operating expenses is incurred in foreign currencies, and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS, the Euro and, to a lesser extent, the British Pound.

Our statements of operations and cash flows could be adversely affected in the future due to changes in foreign exchange rates. For example, in the year ended December 31, 2020, a 10% decrease or increase in the relative value of the NIS against the U.S. dollar would have result in a $3.9 million loss or gain, respectively, on our consolidated statements of operations. In addition, in the year ended December 31, 2020, a 10% decrease or increase in the relative value of the Euro against the U.S. dollar would have result in a $1.0 million loss or gain, respectively, on our consolidated statements of operations.

In order to limit the foreign currency exchange risk, we have entered into forward contracts with major banks to protect against foreign currency exchange risks resulting from expenses paid in NIS and Euro during the year. See Note 9 to our consolidated financial statements under “Hedging Activities” for more information.

Interest Rate Sensitivity

We are exposed to market risks resulting from changes in interest rates relating primarily to our cash, cash equivalents, bank deposits and marketable securities.

The primary objective of our investment policy is to preserve principal and maintain adequate liquidity while maximizing the interest income we receive from our investments, without significantly increasing the risk of loss. Our investment policy sets limits for minimum credit rating and maximum concentration per issuer, as well as maximum time to maturity. Our investments consist primarily of government and corporate debentures. We do not use derivative financial instruments to limit exposure to interest rate risk. Currently, we do not have any outstanding borrowings.

As of December 31, 2020, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income might not meet our expectations due to changes in market interest rates.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warranties and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

From the effective date of the registration statement and until December 31, 2020, we had used approximately $8 million of the net proceeds of the IPO for working capital and general corporate purposes, including sales and marketing expenditures aimed at growing our business and research and development expenditures focused on product development. We may also use a portion of the net proceeds to hire additional personnel for our sales and marketing and research and development teams. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

None of the net proceeds of the IPO was paid directly or indirectly to any director or officer of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

C.Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to the Company’s status as an emerging growth company, as defined in Rule 12b-2 of the Exchange Act.

D.Changes in Internal Control over Financial Reporting

Except for the remediation of the previously identified material weakness discussed below, there were no other changes in internal control over financial reporting during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Remediation Efforts of Previously Disclosed Material Weaknesses

As discussed in our 2019 Annual Report on Form 20-F, in connection with the audit of our financial statements for the year ended December 31, 2019, management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting.

In response to that material weakness, we implemented a remediation plan for the identified material weakness. As part of our remediation plan, during 2019 we recruited additional personnel with a requisite level of qualification and experience, including accounting and finance employees with the specific technical accounting and financial reporting experience necessary for a public company, including a VP of Finance, a Corporate Controller, a Senior Manager of Sarbanes-Oxley Compliance, a Manager for the payroll compensation and treasury departments, a Controller of Revenue Recognition, a senior bookkeeping team manager and additional bookkeepers and finance employees. We have recruited these personnel after considering the appropriateness of each individual’s experience and believe that these personnel are qualified to serve in their current respective roles.

In addition, we reviewed our existing processes and controls in order to identify additional control deficiencies and designed new controls or adjusted the design of existing controls in order to improve our processes and controls. The new controls and the revised existing controls included controls to address the complex accounting issues, period-end financial reporting and segregation of duties. Moreover, we performed a review of conflicting user access rights and privileges within its IT systems for all sensitive transactions, particularly within our ERP system and updated user access rights and privileges where conflicts with appropriate segregation of duties were identified.

Based on the above, and the results of testing conducted during the year ended December 31, 2020, we concluded that the identified material weakness was remediated as of December 31, 2020.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dafna Gruber and Peter Campbell are audit committee financial experts as defined by the SEC rules, have the requisite financial experience as defined by NYSE corporate governance rules and are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.CODE OF ETHICS

We have adopted a code of conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Tufin Software Technologies Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.tufin.com or by contacting our investor relations department. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2020.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, for the years ended December 31, 2019 and 2020:

	2019	2020
	(in thousands)
Audit Fees	$670	$288
Tax Fees	79	107

Total	$749	$395

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

See pages F-2 through F-31 of this annual report.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page
Report of Independent Registered Public Accounting Firm	F - 2
Consolidated Balance Sheets as of December 31, 2019 and 2020	F - 3
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2019 and 2020	F - 5
Consolidated Statements of Redeemable Convertible Preferred Shares and Changes in Shareholders’ Equity (Deficit) as of December 31, 2018, 2019 and 2020	F - 6
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020	F - 7
Notes to Consolidated Financial Statements	F - 8

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Tufin Software Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tufin Software Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of redeemable convertible preferred shares and changes in shareholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel March 2, 2021	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PricewaterhouseCoopers International Limited
We have served as the Company’s auditor since 2007.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	$118,661	$58,449
Restricted bank deposits	224	-
Marketable Securities - short term	-	19,586
Accounts receivable (net of allowance for credit losses of $77 and $85 at December 31, 2019 and December 31, 2020, respectively)	16,222	16,674
Prepaid expenses and other current assets	4,773	7,159
Total current assets	139,880	101,868
NON CURRENT ASSETS:
Long-term restricted bank deposits	2,844	3,268
Marketable Securities - long term	-	22,705
Property and equipment, net	4,177	4,502
Operating lease assets	20,958	18,802
Deferred costs	5,640	6,348
Deferred tax assets	1,659	1,346
Other non-current assets	1,574	1,512
Total non-current assets	36,852	58,483
Total assets	$176,732	$160,351

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Trade payables	$4,394	$4,147
Employee and payroll accrued expenses	15,422	17,985
Other accounts payables	1,568	578
Operating lease liabilities – current	2,533	3,185
Deferred revenues	22,725	24,940
Total current liabilities	46,642	50,835
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,838	12,815
Non-Current operating lease liabilities	22,000	20,240
Other non-current liabilities	930	1,282
Total non-current liabilities	35,768	34,337
Total liabilities	$82,410	$85,172
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:

Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2019 and December 31, 2020; 35,230,253 and 35,972,470 shares issued and outstanding at December 31, 2019 and December 31, 2020, respectively	145	148
Additional paid-in capital	162,609	178,864
Accumulated other comprehensive income	-	5
Accumulated deficit	(68,432)	(103,838)

TOTAL SHAREHOLDERS’ EQUITY	94,322	75,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$176,732	$160,351

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year Ended December 31,
	2018	2019	2020
Revenues:
Product	$42,554	$47,365	$38,690
Maintenance and professional services	42,427	55,905	62,144
Total revenues	84,981	103,270	100,834
Cost of revenues:
Product	2,324	2,716	2,940
Maintenance and professional services	11,112	17,141	17,307
Total cost of revenues	13,436	19,857	20,247
Gross profit	71,545	83,413	80,587
Operating expenses:
Research and development	21,363	31,571	34,978
Sales and marketing	46,092	63,981	59,484
General and administrative	6,022	14,884	20,050
Total operating expenses	73,477	110,436	114,512
Operating loss	$(1,932)	$(27,023)	$(33,925)
Financial income (loss), net	(1,047)	(85)	114
Loss before taxes on income	$(2,979)	$(27,108)	$(33,811)
Taxes on income	(1,283)	(1,011)	(1,595)
Net loss	$(4,262)	$(28,119)	$(35,406)

Basic and diluted net loss per ordinary share	$(0.53)	$(1.04)	$(0.99)
Weighted average number of shares used in computing net loss per share - basic and diluted (in thousands)	8,046	27,088	35,674

Comprehensive Loss

Net loss	$(4,262)	$(28,119)	$(35,406)
Other comprehensive income:
Unrealized gain from available-for-sale securities	-	-	5

Total comprehensive loss	$(4,262)	$(28,119)	$(35,401)

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Redeemable Convertible Preferred Share		Ordinary Shares
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated other comprehensive income	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
Balance as of January 1, 2018	16,416,749	$26,699	7,966,612	29	6,994		(36,051)	(29,028)
Issuance of ordinary shares upon exercise of options			299,376	1	162			163
Share-based compensation					3,181			3,181
Net loss							(4,262)	(4,262)
Balance as of December 31, 2018	16,416,749	26,699	8,265,988	30	10,337		(40,313)	(29,946)
Issuance of ordinary shares upon exercise of options			1,674,044	7	2,289			2,296
Share-based compensation					10,927			10,927
Conversion of redeemable convertible preferred shares	(16,416,749)	(26,699)	16,416,749	70	26,629			26,699
Issuance of ordinary shares upon initial public offering, net			8,873,472	38	112,427			112,465
Net loss							(28,119)	(28,119)
Balance as of December 31, 2019	-	$-	$35,230,253	$145	$162,609		$(68,432)	$94,322
Issuance of ordinary shares upon exercise of options			742,217	3	1,230			1,233
Share-based compensation					15,025			15,025
Other comprehensive income						5		5
Net loss							(35,406)	(35,406)
Balance as of December 31, 2020	-	-	35,972,470	$148	$178,864	$5	$(103,838)	$75,179

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(4,262)	$(28,119)	$(35,406)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	956	1,205	1,523
Share-based compensation	3,181	10,927	15,025
Amortization of premium on marketable securities	-	-	95
Exchange rate differences on cash, cash equivalents and restricted cash	380	(712)	(1,146)
Other	(67)	28	-
Change in operating assets and liability items:
Accounts receivable, net	(3,224)	(1,506)	(452)
Prepaid expenses and other current assets	(3,895)	928	(2,640)
Deferred costs	(1,352)	(648)	(665)
Deferred taxes and other non-current assets	(149)	(1,994)	375
Trade payables	2,456	1,027	(247)
Employee and payroll accrued expenses	729	4,191	3,275
Other accounts payable and non-current liabilities	2,367	(1,923)	(416)
Net change in operating lease accounts	-	2,876	1,048
Deferred revenues	7,507	4,099	2,192

Net cash provided by (used in) operating activities	4,627	(9,621)	(17,439)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,690)	(2,548)	(2,070)
Investment in marketable securities	-	-	(44,381)
Proceeds from maturities of marketable securities	-	-	2,069
Other investing activities	55	(173)	-

Net cash used in investing activities	(1,635)	(2,721)	(44,382)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriting discounts	-	115,292	-
Payments of offering costs related to initial public offering	(130)	(2,645)	-
Proceeds from exercise of stock options	163	2,081	1,376
Changes in withholding tax related to employee stock plans	-	1,255	(713)
Payment of long-term loan	(667)	(222)	-

Net cash provided by (used in) financing activities	(634)	115,761	663

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(380)	712	1,146

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,978	104,131	(60,012)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	15,620	17,598	121,729

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$17,598	$121,729	$61,717

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes	$1,027	$1,578	$2,419
Cash paid for interest	95	4	-
Property and equipment purchased but not yet paid	315	271	49
Unpaid offering costs	600	52	-
Operating lease liabilities arising from obtaining operating right of use assets	-	10,063	-
Conversion of redeemable convertible preferred shares	-	26,699	-
Exercise of share options	$-	$228	$85

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:GENERAL

Business Description

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

The Company was incorporated as an Israeli company on January 2, 2005 and commenced operations on that date. The Company has incorporated wholly owned subsidiaries in the United States, the United Kingdom, Germany, France, Australia and Romania.

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

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.Use of Estimates

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

COVID-19 has rapidly changed market and economic conditions globally and may continue to create significant uncertainty in the macroeconomic environment. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers and its sales cycles, as well as the impact on its employees.

Since the spread of the outbreak began to accelerate late in March of 2020, the Company has been monitoring the developments relating to COVID-19, and has been acting to mitigate adverse implications as needed. As part of its actions, the Company has made adjustments to its operations and executed certain cost reduction initiatives, including workforce reduction.

The Company considered the impact of COVID-19 on its estimates and assumptions. As of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities.

As COVID-19 may continue to evolve and additional information is obtained, the Company may be required to update its estimates and assumptions. Actual results could differ from those estimates and any such differences may be material to the Company’s financial statements. The Company will continue to monitor the evolving situation and will assess the relevant implications on its consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.Principles of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

c.Functional Currency and Foreign Currency Transactions

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

Accordingly, monetary balances denominated in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statement of comprehensive loss as financial income or expenses, as appropriate.

d.Cash and Cash Equivalents

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.Restricted Bank Deposits

As of December 31, 2019 and 2020, the Company’s bank deposits were denominated in U.S. dollars and NIS and bore yearly interest at weighted average deposits rates of 1.44% and 1.39%, respectively. These deposits are primarily used for collateralizing the Company’s lease contracts, credit cards and for the Company’s hedging activities.

Restricted bank deposits are classified under current assets and non-current assets based on the expected expiration date of the respective restriction. Bank deposits are presented at their cost, including accrued interest.

The Company includes its restricted bank deposits in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows (see also Note 4 to the consolidated financial statements).

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f.Marketable Securities

The Company accounts for its investments in marketable securities in accordance with ASC No. 320, “Investments—Debt and Equity Securities”. The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and re-evaluates the appropriate classifications at each balance sheet date. As of December 31, 2020, all of the Company’s investments in marketable debt securities are classified as available-for-sale. The Company’s available-for-sale marketable debt securities primarily consist of U.S. government, U.S. government agencies and corporate debt. Accordingly, the Company’s marketable debt securities are recorded at fair value on the balance sheet. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recorded in other comprehensive income (loss). Realized gains and losses on sale of marketable debt securities are included in financial income (expense), net in the consolidated statement of comprehensive loss. The cost of marketable securities sold is determined using the specific identification method. The amortized cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in the Company’s financial income (expenses), net in the consolidated statement of comprehensive loss. The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date.

When the estimated fair value of a debt security is below its amortized cost, the debt security is assessed using the Current Expected Credit Losses model (in accordance with ASU 2016-13) in order to determine what portion of that difference, if any, is caused by expected credit losses. The amortized cost of the debt security will be reduced to its fair value if it is more likely than not that the Company is required to sell the impaired security before recovery of its amortized cost basis, or it has the intention to sell the security. If neither of these conditions are met, the Company determines whether the impairment is due to credit losses by comparing the present value of the expected cash flows of the security with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recognized in financial income (expenses), net on the consolidated statements of comprehensive loss.

During 2020, the Company did not recognize an allowance for credit losses on its available-for-sale marketable debt securities.

g.Accounts Receivable

Accounts receivable are recorded based on the invoiced amount and presented in the Company’s consolidated balance sheet net of allowance for credit losses for potential uncollectible amounts. The allowance for credit losses is based on the Company’s assessment of collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. In addition, the Company considers a number of factors to assess collectability, including the past due status, creditworthiness of the specific customer, payment history and reasonable and supportable forecasts of future economic conditions, as well as other applicable forward-looking information in order to calculate its estimated credit losses. Changes in the allowance for expected credit losses are recorded under general and administrative expenses in the consolidated statements of comprehensive loss.

The Company’s allowance for credit losses for its accounts receivable consists of the following activity:

	December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Beginning balance	$63	$97	$77
Charged to general and administrative	34	31	85
Accounts receivable write-off	-	(51)	(77)
Ending Balance	$97	$77	$85

When revenue recognition criteria are not met for a sale transaction that has been billed, the Company does not recognize deferred revenues on the balance sheet or the related account receivable. Accordingly, as of December 31, 2019 and 2020, $22,032 thousand and $22,936 thousand, respectively, were offset from accounts receivable and corresponding amounts were offset from deferred revenues (see Note 8).

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h.Leases

ASC No. 842 “Leases” (“ASC No. 842”) became effective for the Company on January 1, 2019. The Company adopted ASC No. 842 on January 1, 2019, using a modified retrospective transition approach. The Company has also elected to utilize the available package of practical expedients permitted under the transition guidance within ASC No. 842 which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. Consequently, financial information was not adjusted, and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019.

The Company determines if an arrangement is a lease at inception. If an arrangement is a lease, the Company determines whether it is an operating lease or a finance lease at the lease commencement date. As of December 31, 2019 and 2020, the Company did not have any finance leases. Operating leases are included in operating lease assets, operating lease liabilities – current, and non-current operating lease liabilities in the Company’s consolidated balance sheets.

Operating lease assets represent the Company’s right to control the use of an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The incremental borrowing rate was estimated based on factors such as the lease term, credit standing and the economic environment of the location of the lease.

Variable lease payments, including payments based on an index or a rate, are expensed as incurred and are not included within the operating lease asset and operating lease liabilities. The Company does not separate non-lease components from lease components for its leases of real estate.

The Company’s lease terms are the noncancelable periods, including any rent-free periods provided by the lessor, and include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. At lease inception, and in subsequent periods as necessary, the Company estimates the lease term based on its assessment of extension and termination options that are reasonably certain to be exercised. Lease costs are recognized on a straight-line basis over the lease term. The Company does not recognize operating lease asset and operating lease liabilities for leases with terms shorter than 12 months. Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

i.Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the residual value of the related assets at the following annual rates:

%
Furniture and fixtures	10
Computers and software	33
Leasehold improvements	10-33
Electronic equipment	15-33

Leasehold improvements are depreciated by the straight-line method over the shorter of the term of the lease (including reasonably assured option periods, if applicable), or the estimated useful life of the improvements.

j.Long-Lived Assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2018, 2019 and 2020, no impairment triggering events were identified.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k.Severance Pay

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

Expenses incurred under the Company’s severance and pension plans in connection with its Israeli employees, which represent the majority of the Company’s severance expense, for the years ended December 31, 2018, 2019 and 2020, were $2,330 thousand, $3,091 thousand and $3,659 thousand, respectively.

In addition, the Company’s employees in other jurisdictions are entitled to certain pension plans and related severance payments in accordance with local laws and practices. These plans are accounted as contribution plans.

l.Revenue Recognition

The Company follows the five-step model to recognize revenue under ASC 606: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies its performance obligations.

For each arrangement the Company assesses whether it is acting as the principal that has promised to provide goods or services to its customers or an agent which arranges for goods or services to be provided by the principal to an end customer. The Company’s revenue is reported net of discounts, sales tax, value added tax and related surcharges.

The Company generates revenues from selling (i) software license (perpetual and term-based), (ii) maintenance, (iii) hardware (iv) professional services and (v) software as a service (“SaaS”). The Company sells its products and services primarily through distributors and resellers and also through its direct sales force.

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

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s contracts with customers for on-premise software licenses include maintenance services and may also include additional professional services, such as training, consulting and implementation. Maintenance services agreements consist of fees for providing software updates on an if and when available basis and for providing technical support for software products for a specified term. Both software updates and technical support have the same pattern of transfer to the customer. Revenues related to maintenance services are recognized ratably over the term of the related maintenance agreement. Revenues related to SaaS are also recognized ratably over the term of the related agreement. Revenues related to professional services are recognized as the services are performed or upon the fulfillment of the performance obligation of the related professional services. Payments received in advance of services performed are deferred and recognized when the related services are performed.

In contracts with multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price out of total consideration of the contract. For maintenance and support, the Company determines the standalone selling price based on the price at which the Company separately sells a renewal contract. The Company determines the standalone selling price for sales of licenses using the residual approach as the Company’s licenses are not sold on a standalone basis and due to the high variability of the licenses’ sales prices. For professional services and SaaS, the Company determines the standalone selling prices based on the price at which the Company separately sells those services.

m.Deferred Contract Costs

The Company accounts for deferred contract costs in accordance with ASC No. 340-40, “Other Assets and Deferred Costs” (“ASC 340-40”). Under ASC 340-40, incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided the Company expects to recover the costs, are deferred.

The Company defer contract costs that are recoverable and incremental to obtaining customer sales contracts. These costs include sales commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are deferred and amortized over an expected period of benefit. Based on its technology, customer contracts and other factors, the Company has determined the expected period of benefit to be approximately four years. Sales commissions for renewal contracts are deferred and then amortized on a straight-line basis over the related contractual period. Amortization expenses related to these costs are primarily included in sales and marketing expenses in the consolidated statements of comprehensive loss. The Company presents deferred contract costs from contracts which are less than 12 months under prepaid expenses and other current assets and deferred contract costs related to contracts that are greater than 12 months under deferred costs (see also Note 8 to the consolidated financial statements).

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

n.Cost of Revenues

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

o.Accounting for Share-Based Compensation

The Company accounts for share-based compensation, including stock options and restricted stock units (“RSUs”) in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model (“OPM”).

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock options awards. The Company’s option pricing model requires the input of highly subjective assumptions, including the expected share price volatility and expected term. Any changes in these highly subjective assumptions would significantly impact the share-based compensation expense.

The fair value of stock options granted to employees is estimated at the date of grant using the following assumptions:

The risk-free interest rate assumption is based on the implied yield curve, at the time of grant, on U.S. treasury zero-coupon issues with a remaining term equal to the expected term of the Company’s stock options. The dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts and may be subject to substantial changes in the future. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The expected share price volatility is based on the historical volatility of the ordinary shares of comparable companies that are publicly traded, as well as the historical volatility of the Company’s ordinary shares. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected option term is calculated using the simplified method, as the Company concludes that currently its historical share option exercise experience does not provide an adequate basis to estimate its expected option term. The fair value of the Company’s ordinary shares underlying the share-based awards as of December 31, 2018 and for the period from January 1, 2019 to April 11, 2019, were estimated using the hybrid method which takes into consideration a probability-weighted of a non-IPO scenario (which is based on the income approach) and an IPO scenario. Commencing April 11, 2019, the Company’s ordinary shares are publicly traded and are measured based on the Company’s share price on the date of grant.

The fair value of the Company’s RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.

The Company recognizes compensation expenses for its stock-based option awards and RSUs on the graded vesting attribution method over the requisite service period (primarily a four-year period).

Each of the above factors requires the Company to use judgment and make estimates in determining the inputs used for the calculation of the fair value of its stock-based option awards. If the Company were to use different inputs, the fair value of its stock-based option awards could be materially different.

p.Research and Development Costs

ASC 985 requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of comprehensive loss as incurred.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

q.Marketing Expense

Marketing expenses consist primarily of marketing campaigns and tradeshows. Marketing expenses are charged to the statement of comprehensive loss, as incurred. Marketing expenses for the years ended December 31, 2018, 2019 and 2020, amounted to $8,093, $10,790 and $7,158 thousand, respectively.

r.Income Taxes

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

Deferred taxes have not been provided for the following items:

1)Taxes that would apply in the event of disposal of investments in first-tier foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

2)Dividends distributable from the income of foreign subsidiaries as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

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

s.Basic and Diluted Net Loss Per Share:

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

The calculation of diluted net loss per share excludes potential share issuances of ordinary shares upon the exercise of share options, unvested RSUs, warrants to purchase ordinary shares and redeemable preferred shares as their effect is anti-dilutive.

The total number of shares related to outstanding stock options, warrants to purchase ordinary shares and redeemable preferred shares that have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2018 was 6,750,259, 26,667 and 16,416,749 (out of which 27,778 shares represent receipt on account of preferred A shares), respectively. The total number of shares related to outstanding stock options, warrants to purchase ordinary shares and redeemable preferred shares that have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2019 was 7,507,811, 26,667 and 16,416,749 (out of which 27,778 shares represent receipt on account of preferred A shares), respectively. The total number of shares related to outstanding stock options and unvested RSUs that have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2020 was 6,930,143 and 1,311,702, respectively.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

t.Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, restricted bank deposits, trade receivables and derivative instruments.

The Company’s cash and cash equivalents and restricted bank deposits are invested with major banks in Europe, Israel and the United States. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

The Company's marketable debt securities consist of investments, which are highly rated by credit agencies, in government, corporate and government sponsored enterprises debentures. The Company's investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, in order to reduce credit risk concentrations.

The trade receivables of the Company are mainly derived from sales to a diverse set of customers located primarily in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures.

As of December 31, 2019 and 2020, each of the following distributors comprised more than 10% of the Company’s accounts receivable:

	December 31,
	2019	2020
Customer A	14%	16%
Customer B	15%	12%
Customer C	12%	11%

For purposes of this calculation, the Company assessed distributors by aggregating distributors within the same holding group.

u.Derivative Instruments and Hedging Activities

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

All derivative contracts entered into by the Company are classified as non-hedging instruments and accordingly the Company records the changes in fair value of derivative instruments in financial income (expense), net in the consolidated statement of comprehensive loss.

v.Fair Value of Financial Instruments

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC 820”), with respect to fair value measurements of all financial assets and liabilities. The Company’s financial assets and liabilities that are measured at are measured at fair value on a recurring basis include marketable securities and derivative contracts.

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

In accordance with ASC 820, the Company’s foreign currency derivative instruments and marketable securities are classified within the Level 2 value hierarchy (see Note 3).

w.Legal Contingencies

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

x.Reverse Share Split

On March 21, 2019, the shareholder general meeting of the Company approved a 1.5:1 reverse share split, which was effected on the date thereof.

References made to outstanding shares or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect this one for one and half (1:1.5) reverse stock split.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

y.Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-15 “Intangibles—Goodwill and other—Internal-use software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” ASU 2018-15 clarifies the accounting for costs incurred to implement a cloud computing hosting arrangement that is a service contract by establishing a model for capitalizing or expensing such costs, depending on their nature and the stage of the implementation project during which they are incurred and aligns the requirements for capitalization of such implementation costs with the existing guidance for internal-use software. Any capitalized costs are to be amortized over the reasonably certain term of the hosting arrangement and presented in the same line within the statement of operations as the related service arrangement’s fees. ASU 2018-15 also requires enhanced qualitative and quantitative disclosures surrounding hosting arrangements that are service contracts. The Company adopted ASU 2018-15 on a prospective basis, effective January 1, 2020, with no material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 that supersedes the existing impairment model for most financial assets to a model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. ASU 2016-13 also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The Company adopted ASU 2016-13 on a modified retrospective basis, effective January 1, 2020, with no material impact on its consolidated financial statements.

z.Recently Issued Accounting Standards Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes” (the “update”). The amendments in this update simplify the accounting for income taxes by removing the following exceptions in ASC 740: (1) exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; (2) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year.

In addition, the update also simplifies the accounting for income taxes in certain topics as follows: (1) requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; (2) requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction; (3) specifying that an entity can elect (rather than be required to) allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements; and (4) requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:FAIR VALUE MEASUREMENT

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, on the consolidated balance sheet:

	December 31,
	2019	2020
	(U.S. $ in thousands)
	Level 2	Level 2
Assets:
Marketable securities	$-	$42,291
Foreign currency exchange derivative instruments	81	295
Liabilities:
Foreign currency exchange derivative instruments	7	8
	$74	$42,578

The Company’s marketable securities are classified as Level 2 as these assets are valued using observable data, either directly or indirectly, that may include quoted market prices for similar instruments, broker-dealer quotes, market spreads, nonbinding market prices that are corroborated by observable market data and other observable market information.

The Company’s foreign currency exchange derivative financial instruments are classified as Level 2, as they as they represent foreign currency forward and option contracts that are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward rates and spot prices for currencies (Level 2 inputs). The fair value of foreign currency exchange derivative instruments was estimated by obtaining current quotes from banks and third-party valuations.

Other financial instruments consist mainly of cash and cash equivalents, restricted bank deposits, accounts receivable, accounts payable and other accounts payables. The fair value of these financial instruments approximates their carrying values.

NOTE 4:CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted bank deposits reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,
	2019	2020
	(U.S. $ in thousands)
Cash and cash equivalents	$118,661	$58,449
Restricted bank deposits	224	-
Long-term restricted bank deposits	2,844	3,268
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$121,729	$61,717

Amounts included in restricted bank deposits represent those required to be set aside by a contractual agreement with lease, hedging and credit card transactions.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2020:

	December 31, 2020
	(U.S. dollars in thousands)
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

U.S. government and agency debentures	$32,578	$(5)	$1	$32,574
Corporate debentures	9,708	(1)	10	9,717
Total	$42,286	$(6)	$11	$42,291

	December 31, 2020
	(U.S. dollars in thousands)

	Amortized cost	Fair value

Due within one year	$19,585	$19,586
Due between one and two years	22,701	22,705
Total	$42,286	$42,291

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2020
	(U.S. $ in thousands)
Property and equipment, net:
Cost:
Furniture and fixtures	$1,640	$1,883
Computers and software	4,328	4,731
Leasehold improvements	668	907
Electronic equipment	2,129	2,374
	8,765	9,895
Less - Accumulated depreciation	4,588	5,393
	$4,177	$4,502

Depreciation expenses were $956 thousand, $ 1,205 thousand and $ 1,523 thousand in the years ended December 31, 2018, 2019 and 2020, respectively.

NOTE 7:LEASES

The Company entered into office lease arrangements where its administrative, research and development, support services and sales and marketing activities are located. Those lease arrangements have remaining terms of up to 9 years. As of December 31, 2020, the Company had operating lease right-of-use (“ROU”) assets of $18.8 million, of which $15.9 were located in Israel, and the remaining ROU assets were located in the United States.

The components of lease expense during the period presented were as follows:

	Year Ended
	December 31, 2019	December 31, 2020
	(U.S. $ in thousands)
Operating lease expense	$3,110	$3,791
Short-term lease expense	786	545
Total lease expense	$3,896	$4,336

Rent expense for the years ended December 31, 2018 was approximately $2,396 thousand.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information related to operating leases during the period presented was as follows:

	Year Ended
	December 31, 2019	December 31, 2020
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,602	$4,169
ROU assets obtained in exchange for lease liabilities:
Operating leases	$10,063	$-

Lease term and discount rate related to operating leases as of the period presented were as follows:

	Year Ended December 31,
	2019	2020
Weighted-average remaining lease term (in years)	8.4	7.6
Weighted-average discount rate	7.5%	7.6%

The maturities of lease liabilities under operating leases as of December 31, 2020 are as follows:

(U.S. $ in thousands)
2021	4,378
2022	4,393
2023	4,128
2024	3,830
2025	3,307
Thereafter	10,198
Total undiscounted lease payments	$30,234
Less: Imputed interest	(6,809)
Total lease liabilities	$23,425

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:DEFERRED REVENUES AND DEFERRED COSTS

	December 31,
	2019	2020
	(U.S. $ in thousands)
Deferred revenues:
Deferred product revenues	$695	$1,515
Deferred maintenance and professional services revenues	56,900	59,176
	57,595	60,691
Less - amounts offset from accounts receivable	(22,032)	(22,936)
Deferred revenues	35,563	37,755
The change in deferred revenues:
Balance at beginning of year	56,629	57,595
Deferred revenue relating to new sales	40,225	44,105
Revenue recognized during the year	(39,259)	(41,009)
Balance at end of year	57,595	60,691
Less - amounts offset from accounts receivable	(22,032)	(22,936)
Deferred revenues	$35,563	$37,755

As of December 31, 2020, the total remaining performance obligations amounted to $65,517 thousand. The Company expects that it will satisfy its remaining performance obligations over a period of three years during which, on December 31, 2020, $39,313 thousand will be recognized in the next twelve months, which constitutes 60% of total remaining performance obligations.

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

	December 31,
	2019	2020
	(U.S. $ in thousands)
Balance at beginning of year	$5,313	$5,962
Additional costs deferred	3,436	3,398
Amortization of deferred costs	(2,787)	(2,733)
Balance at end of year	$5,962	$6,627

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:HEDGING ACTIVITIES

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

As of December 31, 2019 and 2020, the notional amounts of the Company’s outstanding foreign currency exchange derivative financial instruments, not designated as accounting hedging instruments, were $22.4 million and $17.6 million, respectively, and were used to reduce foreign currency exposures of the NIS, Euro and GBP. With respect to such derivatives, losses of $337 thousands and gains of $366 thousand and $86 thousand were recognized under financial income (expense), net for the years ended December 31, 2018, 2019 and 2020, respectively. Such gains and losses partially offset the revaluation impact of the balance sheet items, which are also recognized under financial income (expense), net.

	Balance sheet location	Notional Amount	Fair Value
		December 31, 2020	December 31, 2020
		(U.S. $ in thousands)
Assets derivatives - Foreign currency exchange contracts	Other current assets	$8,796	$295
Liability derivatives - Foreign currency exchange contracts	Other accounts payables	$8,796	$8

	Balance sheet location	Notional Amount	Fair Value
		December 31, 2019	December 31, 2019
		(U.S. $ in thousands)
Assets derivatives - Foreign currency exchange contracts	Other current assets	$11,185	$81
Liability derivatives - Foreign currency exchange contracts	Other accounts payables	$11,185	$7

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:SHAREHOLDERS’ EQUITY

a)Share capital

Each ordinary share confers upon its holder the right to one vote and to receive dividends as declared by the Board of Directors, which prior to the IPO was subject to the priority rights of holders of preferred shares.

In April 2019, the Company completed its IPO in which it sold 8,855,000 ordinary shares to the public, including 1,155,000 ordinary shares pursuant to an option granted to the underwriters. Upon the execution of the IPO, the Company's outstanding redeemable convertible preferred shares were converted into 16,416,749 ordinary shares. The remaining increase in the issued and outstanding ordinary shares during 2019 was attributable to exercises of stock options. Upon the closing of the Company's IPO in April 2019, warrants to purchase 26,667 ordinary shares were exercised on a cashless basis resulting an issuance of 18,472 ordinary shares.

The Company’s ordinary shares are traded on the New York Stock Exchange under the ticker symbol “TUFN”.

b)Stock-based compensation plans

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

Under the 2019 Plan, options and RSUs generally have a contractual term of ten years from the grant date. Options and RSUs granted become exercisable over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. As of December 31, 2020, 246,133 shares were available for future equity awards under the 2019 Plan. On January 1, 2021, the reserve pool under the 2019 Plan was increased by 1,798,624 shares.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

A summary of the stock option activity for the year ended December 31, 2020 is as follows:

	Number of Options	Weighted average exercise price	Aggregate intrinsic value
			(U.S. $ in thousands)
Balance as of January 1, 2020	7,507,811	$8.17
Granted	936,500	$10.72
Exercised	(742,217)	$1.66
Forfeited	(771,951)	$14.51
Balance as of December 31, 2020	6,930,143	$8.51	$43,041
Exercisable as of December 31, 2020	3,947,211	$5.01	$34,711

The following table summarizes the Company’s outstanding and exercisable options granted as of December 31, 2020:

	Options Outstanding		Options Exercisable
Exercise Price	Options outstanding as of December 31, 2020	Weighted average remaining contractual term	Options exercisable as of December 31, 2020	Weighted average remaining contractual term
		(years)		(years)
$ 0.004 - $ 1.76	3,551,405	8.9	3,029,037	9.3
$ 7.55 - $ 11.70	1,335,866	8.7	285,874	8.1
$ 16.68 - $ 19.21	1,153,275	8.6	321,309	8.6
$ 22.70 - $ 29.74	889,597	8.3	310,991	8.3
	6,930,143	8.7	3,947,211	9.0

The total intrinsic value of options exercised for the years ended December 31, 2019 and 2020 was approximately $28,950 thousands and $7,705 thousands, respectively.

The fair value of stock options granted was estimated using the Black-Scholes option-pricing model. The assumptions used to value options granted during the year ended December 31, 2019 and 2020 were as follows:

	Year ended December 31,
	2019	2020
Expected volatility	50.4%-65.9%	51.7%-56.2%
Expected dividends yields	0%	0%
Expected term (in years)	5.5-7.0	5.5-7.0
Risk free rate	1.53%- 2.63%	0.31%-1.03%
Weighted average grant date fair value	9.63	5.36

As of December 31, 2020, the Company had 2,982,932 unvested options. As of December 31, 2020, the total unrecognized compensation cost related to all unvested stock options of approximately $8,849 thousands is expected to be recognized as an expense over a weighted-average recognition period of approximately 1.0 year.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Units

A summary of the Company’s RSUs activity for the year ended December 31, 2020 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value

Balance as of January 1, 2020	-	$-
Granted	1,346,522	$9.23
Vested	-	$-
Forfeited	(34,820)	$9.98
Unvested RSUs as of December 31, 2020	1,311,702	$9.21

As of December 31, 2020, the unrecognized compensation cost related to all unvested RSUs of approximately $7.5 million is expected to be recognized as an expense over a weighted-average recognition period of approximately 0.9 year.

In the first quarter of 2021, the Company granted certain of its employees 1,233,100 restricted stock units with a vesting period of four years.

Stock-based compensation expense for stock options and RSUs included in the Company’s Statements of Comprehensive Loss were allocated as follows:

	December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Cost of revenues	$634	$1,514	$2,024
Research and development	731	2,370	4,437
Sales and marketing	1,458	4,849	4,635
General and administrative	358	2,194	3,929
Total share-based compensation expense	$3,181	$10,927	$15,025

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:INCOME TAXES

a.Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	(U.S. $ in thousands)
Deferred tax assets:
Tax loss carryforwards	$9,409	$17,543
Research and development	6,141	7,132
Deferred revenue	2,238	1,480
Employee and payroll accrued expenses	891	1,335
Share-based compensation	-	389
Operating lease liability	1,013	4,947
Issuance expense	-	982
Other	72	89
Total deferred tax assets	19,764	33,897
Deferred tax liabilities:
Property and equipment, net	(250)	(289)
Deferred costs	(1,481)	(1,629)
Operating lease right-of-use asset	(984)	(4,212)
Total deferred tax liabilities	(2,715)	(6,130)

Total deferred tax assets, net	$17,049	$27,767

Less valuation allowance for deferred tax assets	(15,390)	(26,421)

Deferred tax assets	$1,659	$1,346

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

As of December 31, 2019 and 2020, the Company had recorded a full valuation allowance of $15,390 thousand and $26,421 thousand, respectively, with regard to its deferred taxes, consisting primarily of tax loss carryforwards generated in Israel.

A summary of the Company’s valuation allowance activity on deferred tax assets was as follows:

	December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Beginning balance	$9,511	$8,762	$15,390
Additions charged to income tax expense	-	6,628	11,031
Reductions credited to income tax expense	(749)	-	-
Ending balance	$8,762	$15,390	$26,421

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company believes that all future profits of its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries.

b.Provision for Income Taxes

Loss (Income) before taxes on income for the years ended December 31, 2018, 2019 and 2020 were as follows:

	December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Israeli	4,879	$29,560	$36,347
Non-Israeli	(1,900)	(2,452)	(2,536)
	2,979	$27,108	$33,811

The components of taxes on income for the years ended December 31, 2018, 2019 and 2020 were as follows:

	December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Current
Israeli	105	$164	$336
Non-Israeli	1,328	1,817	946
	1,433	1,981	1,282
Deferred
Israeli	(1)	-	-
Non-Israeli	(149)	(970)	313
	(150)	(970)	313
Total taxes on income	1,283	$1,011	$1,595

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the theoretical tax benefit and actual taxes on income for the years ended December 31, 2018, 2019 and 2020 is set forth below:

	December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Loss before taxes on income	2,979	$27,108	$33,811
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	685	6,235	7,777
Increase in income tax expense resulting from:
Effect of different tax rates applicable in foreign jurisdictions	(399)	(157)	(128)
Operating losses and other temporary differences for which valuation allowance was provided	(708)	(4,972)	(5,784)
Permanent differences	(756)	(2,162)	(3,017)
Uncertain tax position	(91)	(158)	(336)
Other	(14)	203	(107)
Actual taxes on income	(1,283)	$(1,011)	$(1,595)

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

	Year ended December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Balance at beginning of year	421	$512	$670
Additions for tax positions related to the current year	91	158	336
Balance at end of year	512	$670	$1,006

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

c.Basis of taxation

Company incorporated in the U.S. — tax rate of 21%.

Company incorporated in Germany — tax rate of 33%.

Company incorporated in UK — tax rate of 19%.

Company incorporated in France — tax rate of 33%.

Tax rates in Israel

Company incorporated in Israel — tax rate of 23%.

Tax benefits in Israel

Under Israel law, including Amendment No. 60 to the Israel law, the Company may be entitled to various tax benefits such as “approved enterprise” or “benefited enterprise” status, subject to meeting certain conditions, including generating taxable income. As of December 31, 2020, the Company does not anticipate taxable income in the foreseeable future.

The main potential tax benefits available are the following:

1)In respect of income derived from the benefited enterprises, the Company is entitled to tax exempt during a period of two years from the year in which the Company first earns taxable income (limited to twelve years from the commencement date).

2)In the event of distribution of a cash dividend from income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

3)Entitlement to the above benefits is conditioned upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises or benefited enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled, and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

Israel tax loss carryforwards

Accumulated losses for tax purposes as of December 31, 2020 amounted to approximately $76.3 million and were generated in Israel. These losses may be carried forward and offset against taxable income in the future for an indefinite period. A full valuation allowance was created against the Company’s deferred tax assets generated in Israel, consisting mostly of net operating loss carryovers. Management currently believes that it is more likely than not that the deferred taxes generated in Israel will not be realized in the foreseeable future.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:FINANCIAL INCOME (LOSS), NET

	Year ended December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Hedging instrument gain (loss), net	$(337)	$366	$86
Bank charges	(89)	(153)	(175)
Exchange rate loss, net	(418)	(1,175)	(49)
Interest income (expense), net	(218)	878	347
Amortization of premium on marketable securities	-	-	(95)
Other, net	15	(1)	-
Total financial income (expenses), net	$(1,047)	$(85)	$114

NOTE 13:ENTITY WIDE DISCLOSURES

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. The Company manages its business based on one operating segment and derives revenues from licensing of software, sales of hardware, providing maintenance and technical support and sales of professional services.

The following is a summary of revenues within geographic areas:

	Year ended December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Geography:
Americas:
United States	47,860	$55,991	$53,334
Other	407	857	1,311
	48,267	56,848	54,645
Israel	1,161	1,654	1,493
EMEA (excluding Germany and Israel)	23,181	27,102	27,073
Germany	8,253	12,147	11,548
APAC	4,119	5,519	6,075
Total	84,981	$103,270	$100,834

Net sales are attributed to geographic areas based on the location of customer.

As of December 31, 2018, 2019 and 2020, each of the following distributors comprised more than 10% of the Company’s revenue:

	December 31,
	2018	2019	2020
Customer A	13%	15%	15%
Customer B	6%	9%	10%
Customer C	10%	8%	8%

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

	Year ended December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Revenues:
Software products	$39,300	$44,618	$35,898
Hardware products	3,254	2,747	2,792
Support and maintenance	37,155	46,019	50,794
Professional services	5,272	9,886	11,350
Total revenues	$84,981	$103,270	$100,834

Property and equipment, net by geographical area were as follows as of December 31, 2018, 2019 and 2020:

	December 31,
	2018	2019	2020
	(U.S. $ in thousands)
Americas (primarily the United States)	496	$959	$1,125
EMEA	81	123	108
Israel	1,986	3,095	3,269
	2,563	$4,177	$4,502

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:COMMITMENTS AND CONTINGENT LIABILITIES

Legal Proceedings

The Company and certain of its directors and officers (the “Individual Defendants”) at the time of its initial public offering (“IPO”) were named as defendants in four putative shareholder class action lawsuits filed in the Supreme Court of the State of New York on (1) February 26, 2020, captioned Matt Primozich v. Tufin Software Technologies Ltd., et al., Index No. 651287/2020 (Sup. Ct. N.Y. Cnty.) (“Primozich Action”), (2) May 28, 2020, captioned Allen v. Tufin Software Technologies Ltd., et al., Index No. 652118/2020 (Sup. Ct. N.Y. Cnty.) (“Allen Action”), (3) June 15, 2020, captioned Avi Shmuely v. Tufin Software Technologies Ltd., et al., Index No. 652475/2020 (Sup. Ct. N.Y. Cnty.) (“Shmuely Action”), and (4) July 1, 2020 captioned Michael Roche v. Tufin Software Technologies Ltd., et al., Index No. 652833/2020 (Sup. Ct. N.Y. Cnty.) (“Roche Action”, and with the Primozich Action, Allen Action, and Shmuely Action, the “Tufin State Actions”). In addition to naming the Company and Individual Defendants as defendants, the Roche Action names the underwriters in the IPO as defendants (“IPO Underwriter Defendants”). On November 17, 2020 plaintiffs in the Primozich Action and Allen Action filed amended complaints.

In the Tufin State Actions, the plaintiffs, seeking to represent a class of all purchasers and acquirers of the Company’s ordinary shares issued in connection with the Company’s April IPO, allege that the (1) the defendants made material misstatements or failed to disclose material information in the IPO Offering Documents, thereby allegedly violating Section 11 of the Securities Act and (2) the Individual Defendants were “control persons” of the Company by virtue of their positions, and thereby are allegedly liable under Section 15 of the Securities Act. The Roche Action also asserts a claim under Section 12(a)(2) of the Securities Act alleging that defendants issued, caused to be issued, and/or signed the IPO Offering Documents in connection with issuance of stock to shareholders in the IPO. The plaintiffs have filed various motions to consolidate and appoint a lead plaintiff and lead counsel in the Tufin State Actions, and such motions have been fully briefed since August 4, 2020; however, as of February 6, 2021, an order on the motions had not yet been entered.

Two federal class actions were also filed in the Southern District of New York: (1) the matter captioned Matthew Ellison v. Tufin Software Technologies Ltd. et al., Case No. 1:20-cv-05646 (S.D.N.Y.) was filed on July 21, 2020 and names the Company, the Individual Defendants, the IPO Underwriter Defendants, and certain underwriters in the secondary public offering (“SPO Underwriter Defendants”) as defendants (“Ellison Action”) and (2) the matter captioned Michaelson v. Tufin Software Technologies Ltd. et al., Case No. 1: 20-cv-06290 (S.D.N.Y.) was filed on August 10, 2020 and names Tufin and the Individual Defendants as defendants (“Michaelson Action” and with the Ellison Action, the “Tufin Federal Actions”). The Tufin Federal Actions were brought on behalf of all persons or entities, who purchased stock in the Company’s April 2019 IPO and/or December 2019 secondary public offering (“SPO”), pursuant to and/or traceable to the alleged misleading IPO Offering Documents or SPO Offering Documents, and assert violations of Sections 11 and 12(a)(2) (against all defendants) and Section 15 (against Individual Defendants) of the Securities Act. On October 19, 2020, the New York federal court entered an order consolidating the Tufin Federal Actions under Master File No. 1:20-cv-05646, appointing Mark Henry as lead plaintiff, and approving Henry’s selection of lead counsel. On February 4, 2021, lead plaintiff filed a Consolidated Amended Complaint, which asserts claims for violations of Sections 11 and 15 of the Securities Act of 1933, based on alleged false or misleading statements or omissions in the Registration Statement issued in connection with Tufin’s April IPO. The Consolidated Amended Complaint names Tufin and the Individual Defendants as Defendants. Defendants have 60 days from the filing of the Consolidated Amended Complaint to answer or otherwise respond to the Consolidated Amended Complaint.

The Company is also subject to certain indemnification obligations with respect to the Individual Defendants, IPO Underwriter Defendants, and the SPO Underwriter Defendants, in connection with the Tufin State Actions and Tufin Federal Actions.

Based on information currently available and the current stage of the litigation, the Company is unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to the Tufin State Actions and Tufin Federal Actions; therefore, no estimated liability has been recorded in the Company’s consolidated balance sheets as of December 31, 2020. The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.

ITEM 19.EXHIBITS

The following documents are filed as part of this annual report:

1.1*	Amended Articles of Association of the Registrant

2.5*	Description of Securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934

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

	8.1*	List of subsidiaries of the Registrant

	10.1*	Compensation Policy (as amended)

	12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

	12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

	13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

	13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

	15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited

	101.INS*	Inline XBRL Instance Document

	101.SCH*	Inline XBRL Taxonomy Extension Schema Document

	101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

	101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

	101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

	101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

	104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

∞	English summary of original Hebrew document.

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
Date: March 2, 2021