Form 20-F/A
period 2020-12-31
Tufin Software Technologies Ltd.
filed 2021-03-08
CIK 1757399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐    Emerging growth company ⌧

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

Yes ☐    No ☒

EXPLANATORY NOTE

On March 2, 2021, Tufin Software Technologies Ltd. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to correct typographical errors in the consent of our independent accounting firm, Kesselman & Kesselman, a member of PricwaterhouseCoopers International Limited. The auditor consent included in the Original Form 20-F inadvertently omitted a reference to the incorporation by reference into the Company’s recently filed Registration Statement on Form F-3 (No. 333-239715). Additionally, such auditor consent incorrectly indicated that the auditor consent related to a schedule of valuation and qualifying accounts and reserves. A new auditor consent with the relevant corrections is filed hereto.

This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

ITEM 19.          EXHIBITS

The following documents are filed as part of this annual report:

1.1***	Amended Articles of Association of the Registrant

2.5***	Description of Securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934

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

8.1***	List of subsidiaries of the Registrant

10.1***	Compensation Policy (as amended)

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited

101.INS***	Inline XBRL Instance Document

101.SCH***	Inline XBRL Taxonomy Extension Schema Document

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104***	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Filed herewith.

**        Furnished herewith.

***      Previously filed.

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
Date: March 8, 2021