Form 20-F
period 2021-12-31
Tufin Software Technologies Ltd.
filed 2022-03-07
CIK 1757399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Jack Wakileh

Telephone: +972 (3) 612-8118

Tufin Software Technologies Ltd.

5 HaShalom Road, ToHa Tower

Tel Aviv6789205, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the registrant had outstanding 37,851,120 ordinary shares, par value NIS 0.015 per share.

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

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Tufin” design logo is the property of Tufin Software Technologies Ltd. Tufin® is our registered trademark in several countries, including the United States. We have several other trademarks, service marks and pending applications relating to our products. In particular, although we have omitted the “®” and “™” trademark designations in this annual report from each reference to Unified Security Policy, Tufin Orchestration Suite, SecureChange, SecureTrack, SecureApp and Tufin SecureCloud, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

References in this annual report to “Global 2000” for either (i) the fiscal years ended on December 31, 2019 and 2020 or (ii) the fiscal year ended on December 31, 2021, are to the world’s 2,000 largest public companies as published by Forbes Media LLC according to its Forbes Global 2000: The World's Largest Public Companies, June 2018 and June 2021, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

We make forward-looking statements in this annual report that are subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “will,” “likely,” “continue” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon such current expectations and projections about future events. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors include the principal risks relating to the Company and its business described in “Part I, Item 3. Key Information—D. Risk Factors,” which are also summarized below:

•
the successful management of our business model, as well as current and future growth, particularly with respect to the ongoing implementation of our plans to transition to a term-based subscription license business model over time;

•	our intention to invest further in the Tufin Orchestration Suite to extend its functionality and features;

•	our expectations regarding sales of our cloud products;

•	competition we face in the security policy management market, and our potential lack of sufficient financial or other resources in order to maintain or improve our competitive position;

•	our expectations regarding growth in the market for enterprise security and network management products;

•	our ability to compete and increase positive market awareness of our brand, particularly with respect to markets for security policy management;

•	our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spend;

•	our expectations for growth in certain key verticals and geographic regions and our intention to expand international operations;

•	our expectations regarding sales driven by our relationships channel partners and our technology alliance partners through joint selling efforts and go-to-market strategies;

•	customer relationships developed by our hybrid sales model, including our ability to acquire new customers and retain existing customers;

•	our dependence on a single third-party manufacturer to fulfill certain software license orders;

•	our expectations concerning seasonality and the predictability of our sales cycle;

•	our ability to align our future and past performance by continuing to generate sufficient revenues;

•	the compatibility and integration of our product and service offerings with customers’ existing technology infrastructures and applications;

•	our plans to deploy additional cloud-based subscription products and promote our brand over time, to enable more customers to consume our products beyond our existing on-premise solutions;

•	our reliance on certain products and customers to generate revenue;

•	compliance, managerial and regulatory risks associated with international sales and operations;

•	the effect of any real or perceived shortcomings, defects or vulnerabilities in our solutions;

•	political conditions and economic downturns, particularly in areas where we operate;

•	the impact of COVID-19 on the budgets of our customers and on economic conditions generally;

•	the effect of cybersecurity threats or attacks on our technologies, products and services;

•	our compliance with laws, regulations and requirements in the jurisdictions where we operate, including with respect to with data protection and privacy and export and import control requirements;

•	the outcome of certain litigation relating to our initial public offering;

•	our ability to adequately protect and defend our intellectual property and other proprietary rights;

•	our ability to effectively manage, invest in, train, grow and retain our sales force, research and development capabilities, marketing team and other key personnel;

•	our ability to maintain effective internal controls over financial reporting;

•	the volatility of our share price and active trading market for our shares;

•	political, economic, governmental and tax consequences associated with our incorporation and location in Israel;

•	our expectations regarding our tax classifications.

Some of these factors are discussed in more detail in this annual report, including under “Part I, Item 3. Key Information—D. Risk Factors,” “Part I, Item 4. Information on the Company” and “Part I, Item 5. Operating and Financial Review and Prospects.”

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All forward-looking statements in this annual report speak as of the date of those statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, (the” SEC”), including the following risk factors which we face and which are faced by our industry. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline, and you might lose all or part of your investment. This annual report also contains forward-looking statements, as a result of certain risk factors including the risks described below and elsewhere in this report and our other SEC filings. See also “Special Note Regarding Forward-Looking Statements and Risk Factors Summary” on page 1 of this annual report.

Risks Related to our Business Strategy Transition

The ongoing transition in our business to a term-based subscription license model could materially and adversely affect our financial condition, operating results and liquidity, if we fail to successfully manage this new model, including if we are unable to secure new customer subscriptions or subscription renewals from existing customers.

In 2021, we announced our process of transitioning from a perpetual license business model to an on premises, term-based subscription license business model (a “term-based subscription license business model”). We believe that a term-based subscription license model will benefit our financial results by increasing the portion of our revenue that comes from recurring revenue over the long term, and charging higher prices for term-based licenses than we charge for the maintenance renewal of perpetual licenses today, thereby increasing the average lifetime value we derive from our customers. We believe that such model reflects the trend of a growing number of enterprises preferring to purchase software through subscription arrangements instead of perpetual license arrangements. While as of the date of this annual report the initial phases of the transition have proven successful, it is uncertain whether the transition will continue to be successful and meet the forecasts of our management and expectations of our investors.

Market acceptance of our products, the sustainability and the success of our term-based subscription license model is dependent on our ability to enhance functionality and usability of our products to meet certain customer requirements while optimally pricing such products taking into consideration the competitive landscape and customer demand.

This term-based subscription license business strategy may give rise to a number of risks, including the following:

•	our revenues and cash flows may fluctuate more than anticipated over the short and mid-term;

•	if new or current customers do not desire to consume our offerings under a subscription model, our subscription sales may lag behind our expectations;

•
the shift to a term-based subscription license model may raise concerns among new or existing customers, resellers and investors, including concerns with respect to changes to pricing over time and access to our products once a given subscription has expired, which could slow adoption rates;

•
our success in maintaining or implementing our target pricing or new pricing models, product adoption and projected renewal rates, or selection of a target price or new pricing model that is not optimal and could negatively affect our sales or earnings;

•	the shift to term-based subscription license may create a subscription pricing disadvantage against our competition and increase our loss rates against competition;

•	our failure in implementing or maintaining adequate subscription-based pricing models could negatively affect adoption, renewal rates and our business results.

•	if our customers do not renew their subscriptions or do not renew them on a timely basis, our revenues may decline and our business may suffer;

•	we may incur sales compensation costs at a higher than forecasted rate if the pace of our subscription transition is faster than anticipated;

•
we may see increased discounting behavior from our sales force and, if we are unable to monitor, prevent and manage such discounting behavior successfully and in a timely manner, our business and financial results will be negatively affected;

•	our sales force may not be successful in selling under a term-based subscription license model, which may lead to increased sales headcount turnover rates; and

•
investors, industry and financial analysts may have difficulties understanding the shift in our business model or interpret the transition to the term-based subscription license model as having a negative impact on the Company’s value, resulting in changes in analysts’ financial analysis and impairment of the Company’s valuation

After we will complete our transition from a perpetual license model to term-based subscription license model, the vast majority of our revenue will be recurring in its nature and largely dependent on our customers renewing their subscription contracts. Our ability to grow our business is dependent, in part, on our current customers renewing their existing subscriptions and our current and prospective customers purchasing additional solutions or services after the initial term of their agreements. Though we maintain and analyze historical data with respect to rates of customer renewals and expansions, those rates may not accurately predict future trends in renewal of certain products and services offered by us. If our customers cancel or amend their agreements with us during their term, do not renew their agreements, renew on less favorable terms or do not purchase additional products or solutions during the relevant renewal periods, our revenue may grow more slowly than expected or decline and our profitability may be harmed.

Additionally, we may experience some level of attrition with existing customers, which could lead to a fluctuation in subscription rates. Moreover, we could fail to accurately predict our customer renewal rates. Following our transition to a term-based subscription  license model, renewal rates may decline or fluctuate as a result of a number of factors, including the level of their satisfaction with our products and services, customer merger or acquisition activity, customer budgets, the pricing of our products compared with those offered by our competitors, technology trends, the prevailing regulatory regime and general economic and market conditions (including as a result of the COVID-19 pandemic). If we are unable to obtain new subscriptions or our customers’ subscription renewals (either in quantity or products) decline from their current levels, our revenue or revenue growth may decline, and our business may suffer.

We recognize revenue from a certain portion of our term-based subscription license sales over the terms of our customers’ agreements, which may be one year or more. As a result, a portion of the revenue we report in each quarter is deferred revenue from customer agreements entered into during previous quarters. Consequently, a decline in new or renewed client agreements in any one quarter will not be fully reflected in our revenue or our results of operations until future periods. Accordingly, this revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new clients must be recognized over the applicable subscription term.

If we are required to and fail to successfully manage any changes to our business model, including the transition of our sales to a term-based subscription license sales model and associated services, our results of operations could be harmed.

In 2021, we announced our transition from a perpetual licenses business model to a term-based subscription license business model. This adjustment in our business model to a term-based subscription license model required and continues to require a considerable investment of technical, financial, legal and sales resources. As a result, we continue to face risks associated with new and complex implementations, some of which remain uncertain to us at this stage of the implementation process, the cost of which may differ from our expectations. We have no assurance that our investments and changes to our operations will result in the desired growth in our subscription revenue.

Our failure in transitioning our business model to be primarily term-based subscription may adversely affect valuation methods applied by investors and analysts on our enterprise value.

Enterprise valuation methods may be applied differently to companies that are operating primarily under a subscription based recurring revenue model than companies that are operating primarily under a perpetual license model. Investors and/or analysts applying valuation methods to our company under the assumption that we will be successful with transitioning to a primarily term-based subscription license business model, may have to adversely revise their valuations if we fail to achieve this transition in line with their expectations.

If our maintenance or professional services are not satisfactory to our customers, they may not renew their term-based subscription license or maintenance or contracts, which could adversely affect our revenues and future results of operations, particularly with our transition to a term-based subscription license business model, in which we will become significantly more dependent on renewals to meet our total revenue and profitability targets.

Our customers depend in a large part on customer support delivered through our channel partners or by us to resolve issues relating to the use of our solutions. Our agreements with customers typically provide certain service level commitments, including with respect to initial response time for support. Our business relies on our customers’ satisfaction with the technical maintenance and support and professional services we provide to support our products. Our term-based subscription licenses (including the related maintenance and support) and our perpetual license related maintenance contracts are sold on a term basis, with terms spanning one to three years. In order for us to maintain and improve our results of operations, it is important that our existing customers renew their maintenance and their term-based subscription license contracts at equal or higher contract value when such terms expire. For example, our renewal rate for maintenance contracts associated with perpetual license sales in each of the years ending December 31, 2020 and 2021 was approximately 90%. If we fail to maintain customer renewal rates for term-based subscription licenses and perpetual license related maintenance and support contracts, our revenues and results of operations could be adversely affected.

Our failure to effectively assist customers in deploying and integrating our solutions, may result in the dissatisfaction by our customers in using our products effectively which may lead them to choose not to renew their term-based subscription license contracts or their maintenance and support contracts or to choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory professional services or sufficient software upgrades could lead our customers not to renew their agreements with us or renew on terms less favorable to us resulting in a material and adverse effect on our business and results of operations.

Operational Risks

Because we derive most of our revenues from sales of licenses and maintenance for SecureTrack, SecureChange, SecureApp and SecureCloud, which are all part of the Tufin Orchestration Suite – the failure of these products to satisfy customers or to achieve increased market acceptance would adversely affect our business.

In the fiscal year ended December 31, 2021, we generated most of our revenues from sales of licenses and maintenance for SecureTrack, SecureChange, SecureApp and SecureCloud and the Tufin Marketplace apps. We expect to continue to derive a majority of our revenues from license and maintenance sales relating to the Tufin Orchestration Suite in the future. As such, market acceptance of this suite of products is critical to our continued success. Demand for licenses for the Tufin Orchestration Suite is affected by a number of factors, some of which are outside of our control, including continued market acceptance of our software by our customers and potential customers, the viability of existing and new use cases, technological change and growth or contraction in our market. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our software, our business, operations, financial results and growth prospects will be materially and adversely affected.

If we are unable to attract new customers, particularly large organizations, our future revenues and operating results will be harmed.

Our growth strategy is dependent, in part, on our ability to attract new customers, particularly large organizations, which we define as those comprising the Global 2000. For example, in the fiscal year ended December 31, 2021, large organizations accounted for 64% of our revenues, excluding maintenance renewals. The size and number of customers that we add in a given period significantly and directly impact both our short-term and long-term revenues. If we are unable to attract a sufficient number of new large organization customers or if we attract customers that place orders of an insufficient size, we may be unable to generate revenue growth at desired rates. The security policy management market is competitive and we cannot guarantee that we will out-perform our competitors. In addition, in many cases, our primary competitors are in-house, manual, spreadsheet-driven processes and home-grown approaches to security management. If potential customers perceive these competitors as having products or services that are equivalent to, or have advantages over, our products and services, we may not be able to add new customers at the levels we expect, or may need to spend more on research and development and sales and marketing efforts than we initially budgeted for such efforts, or we may need to lower our prices or offer sales incentives to prospective customers. These competitive factors may have a material negative impact on our future revenues and operating results.

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

Our future growth also depends in part upon increasing our customer base, particularly those customers with potentially high customer lifetime values. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts, both in the Americas and EMEA, and our ability to attract new customers. If we fail to attract new customers and maintain and expand those customer relationships, our revenues may be adversely affected, and our business will be harmed.

Our business depends substantially on our ability to retain existing customers and expand our offerings to them, and our failure to do so could harm future results of operations.

We generate a significant portion of our revenues from sales to existing customers and our business depends substantially on our ability to retain customers and expand our offerings to them. For example, during the fiscal year ended December 31, 2021, we generated approximately 73.1% of our revenues, excluding maintenance renewals, from sales to existing customers. We currently offer four products that comprise the Tufin Orchestration Suite: SecureTrack, SecureChange, SecureApp and SecureCloud. The majority of our customers initially purchase SecureTrack to monitor part of their networks. Initial product deployments frequently expand across departments, divisions and geographies and result in the purchase of additional products, such as SecureChange and SecureApp. We also expect SecureCloud, which allows for visibility and control of the security posture in cloud-native and hybrid cloud environments, to contribute to our revenues over time. During 2020, we introduced the Tufin Marketplace, where customers can find and deploy applications and extensions that enhance the overall value of their Tufin security policy management implementations. A number of the applications in the Marketplace, including the Vulnerability Mitigation App, released in July of 2020, require a paid license and are expected to generate revenue in the future.

The rate at which our existing customers purchase additional products and services depends on a number of factors, including the perceived need for additional IT security, our customers’ IT budgets, the efficacy of our solutions, general economic conditions, (including with respect to the COVID-19 pandemic) our customers’ overall satisfaction with our products and services (including their willingness to participate in our term-based subscription  license model), and the continued growth and economic health of our customer base. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

Additionally, we devote significant efforts to developing and marketing product updates to existing customers and rely on these efforts for a portion of our revenues. This requires a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to launch product updates and new products. Our future success depends, in part, on our ability to continue to expand sales of our current product offerings to existing customers, sell additional licenses for our current products to our existing customers and develop and sell new products to existing customers and receive subscription and maintenance renewals.

We face competition in the security policy management market in which we operate, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

We face competition in the security policy management market in which we operate. In many cases, our primary competition is in-house, manual, spreadsheet driven processes and home-grown approaches to security management, and we and our channel partners may not be successful in educating and familiarizing potential customers with the value associated with our products and services. Our direct competitors include vendors such as AlgoSec, Inc., FireMon, LLC and Skybox Security LLC, which offer solutions comparable to all or some of our products or product features. We also indirectly compete with large security companies that offer a broad array of traditional security management solutions, such as Palo Alto Networks, Inc. and Cisco Systems, Inc., for a share of enterprises’ IT security budgets.

Some of our competitors are large companies that have the technical and financial resources and broad customer bases and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and professional services fees. As the security policy management market grows, we expect competition to increase in the future from both existing competitors and new companies that may enter our markets. Some of our competitors may develop different products that compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements, including in cloud-native environments.

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

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2021. Our channel partners include distributors and resellers, as well as service delivery partners that help customers successfully deploy, configure, customize and maintain our products and services. Our channel partners fulfill orders constituting substantially all of our revenues. Certain of our new customer leads are generated by our channel partners. For the years ended December 31, 2020 and 2021, our two largest channel partners accounted for 15% and 15% of our revenues and 9% and 12% of our revenues, respectively. Our agreements with these channel partners provide that each partner agrees to sell and distribute our products within certain territories for one year. These agreements are nonexclusive and non-transferable, and automatically renew unless terminated by either party after providing prior written notice. As of December 31, 2021, three of our channel partners accounted for 10% or more of our accounts receivable, accounting for an aggregate of 39% of our accounts receivable. Our engagements with these channel partners are generally based on separate contractual relationships with different business units across multiple jurisdictions rather than on a single agreement.

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

We depend on a single third-party manufacturer to supply the computer hardware on which our licensed software is installed for certain customers. Specifically, when placing an order, a customer may elect to download our software onto its own computer hardware that meets our specifications or to purchase computer hardware from us with our software pre-installed. In the years ended December 31, 2020 and 2021, transactions in which customers purchased software pre-installed on computer hardware that we supplied accounted for 21% and 22%, respectively, of our sales. Our computer hardware supplier fulfills our requirements on a purchase order basis and we hold only limited inventory. We do not have a long-term contract with the supplier that guarantees capacity or the continuation of particular pricing terms. There are alternative suppliers for the computer hardware, but that hardware would initially not be optimized for our software.

 In addition, continuation or exacerbation of the global supply chain challenges, whether resulting from the COVID-19 pandemic or for reasons otherwise unrelated, may impact our ability to forecast and control hardware costs. For instance, given our dependency on a single third-party manufacturer, our operations may be adversely affected by disruptions or delays to the supply chain resulting from temporary closures of our manufacturer’s facilities, spikes in demand for our manufacturer’s services from other customers, interruptions in product supply or insufficient supply of relevant component parts, restrictions on export or shipment or disruptions in product fulfillment due to closure or delays of our manufacturer’s delivery process.  Furthermore, in the event of a disruption in supply, we would need to inform customers with pending orders regarding the change in hardware and offer them the choice of supplying their own hardware or using alternate hardware that we would supply, both of which may cause delays in the timely fulfillment of their orders. This could have a material adverse effect on our business and results of operations.

Our sales cycle is long and unpredictable, which may cause significant fluctuations in our quarterly results of operations.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our products and services. We and our channel partners often spend significant time and resources to better educate and familiarize potential customers with the value proposition of our products and solutions. Our sales cycle usually lasts several months from proof of concept to purchase order from our customers, and it is often even longer, less predictable and more resource-intensive for larger transactions. Customers may also require additional internal approvals or seek to test our products for a longer trial period before deciding to purchase our solutions. Furthermore, even if we close a large transaction during a given quarter, we may be unable to recognize the revenues derived from such a transaction due to our revenue recognition policy. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Application of Critical Accounting Policies and Estimates—Revenue Recognition.”

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

The recent increase to our revenue may not be indicative of our future performance.

For the years ended December 31, 2020 and 2021, our revenues were $100.8 million and $110.9 million, respectively, representing a year-over-year increase of 10%. Our revenue growth may not be indicative of our future performance and we may not return to our growth rate trajectory reported prior to the fiscal year ended December 31, 2019. Factors that could impact our ability to return to significant revenue growth include the impact of COVID-19 on customer demand for our products and services, the unsuccessful transition to a term-based subscription  license business model, our ability to increase the size or efficiency of our sales force, our ability to achieve repeat purchases by existing customers, our ability to successfully compete with other companies and the extent to which we are successful in securing large-scale deployments, particularly among our large, Global 2000 customers. If we are unable to increase revenues, our share price could experience volatility, and our ability to achieve and maintain profitability could be adversely affected.

Our business and operations have slowed down in relation to recent periods of growth, and if we do not appropriately manage our current business and operations, our results of operations may not return to previous growth rates and outputs.

During previous fiscal periods, we experienced growth that placed significant demands on our management, administrative, operational and financial infrastructure. During the year end December 31, 2021, we were required to adapt to a variety of challenging economic conditions, including COVID-19, as well as increasing recruitment efforts initiated by competitors, threatening both our ability to maintain current talent and hire potential talent. Specifically, as of December 31, 2021, we had 542 employees and contractors compared to 533 as of December 31, 2020. While we expect that the completion of our transition to a term-based subscription license business model will have a positive impact on our business in the long term, we cannot guarantee that our business and operations will return to the growth rates experienced in previous fiscal periods.

Our success will depend in part upon, among other things, our ability to manage and increase the productivity of our existing employees, particularly our sales force, and hire, train, and manage new employees and expand our network of channel partners. To manage the domestic and international growth of our operations and personnel, we will need maintain or to continue to improve our operational, financial, and management controls, as well as our reporting processes and procedures.

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

We have incurred net losses in each period since our inception, including net losses of $35.4 million and $36.9 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, our accumulated deficit was $140.8 million. We expect our operating expenses to increase significantly as we continue to expand our sales and marketing efforts, in part, by building our sales force, continuing to devote significant research and development resources to develop our solutions and continuing to expand our operations in existing and new geographies and vertical markets. In addition, as we transition to a term-based subscription license business model, our revenues and cash flows may fluctuate more than anticipated over the short-term. We cannot assure investors that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

If third-party applications and network products change such that we do not or cannot maintain the compatibility of our products and solutions with these third-party applications and products, or if we fail to provide integrations that our customers desire, demand for our solutions and products could decline.

The attractiveness of our products depends, in part, on our ability to integrate with third-party applications and network products that our customers use or desire to use. Third-party providers may change the features of their applications and platforms or alter the terms governing use of their applications and platforms in an adverse manner. Further, third-party application providers may refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications and systems with our products, which could negatively impact our offerings and harm our business. If we fail to integrate our products with new third-party applications that our customers desire, or to adapt to the requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers expect, which would negatively impact our ability to retain current customers or obtain new customers. As a result, our offerings and, consequently, our business, could be adversely harmed.

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

Our products are designed to assist customers in the management of their IT networks, enhance visibility and control across their networks, ensure compliance with security standards and embed security enforcement into their workstreams. However, despite the implementation of security measures, the solutions we sell to customers, including our cloud-based solutions, could contain vulnerabilities that are not capable of being remedied or detected until after their deployment. If we fail to update our products to remedy, detect or prevent such threats, our business and reputation will suffer. Moreover, as our solutions are adopted by an increasing number of enterprises and governmental entities, including the U.S. federal government, cyberattacks may focus on finding ways to defeat our solutions. The data stored in our products’ database is highly sensitive, and includes our customers’ current enterprise-wide network configuration and security policies. If our products’ security configuration is breached, this data could be used by malicious actors, including external hackers and rogue employees within our customers’ organizations, to plan how they could effectively traverse our customers’ networks and gain unauthorized access to critical systems and data. A breach or theft of our customers’ sensitive business data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternatives to our solutions. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Although we seek to limit our financial exposure in such circumstances through caps on our indemnification obligations to customers, customers may litigate the enforceability of such caps and it is possible that such litigation may be successful in certain circumstances. Any such event could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solutions.

Our increasing focus on expanding security policy management to cloud-native environments presents execution and competitive risks.

While many organizations see the cloud as a scalable extension of their existing data center, some are adopting the DevOps approach to cloud application development. Pricing and delivery models in the cloud are evolving. Different usage models and network security architectures in the cloud influence customers’ choice of cloud-based security products. Our ecosystem must continue to evolve with this changing environment. We plan to devote significant resources to develop and deploy our cloud-based capabilities. Unlike traditional enterprise applications, in which every connectivity change is controlled and managed by IT, in cloud-native environments, the developers and DevOps engineers have administrative rights over some of the infrastructure. The connectivity decisions and changes made by developers in cloud-native applications can have an immediate impact on the organization’s security posture, with little or no oversight by the security team. Our success in developing cloud-native solutions is connected with the fragmentation of enterprise networks between on-premise networks and the cloud environment, the growing use of cloud infrastructure and cloud-native development environments and the level of adoption of cloud platforms such as such as Google Cloud, Amazon Web Services, or AWS and Microsoft Azure.

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

We operate a global business with offices located primarily in Israel and the United States. In the year ended December 31, 2021, we generated 51.3%, 42.3% and 6.4% of our revenues from customers in the Americas, EMEA and APAC, respectively. Business practices in the international markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

•	higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our products that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

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

•	the uncertainty of protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates;

•	general political and economic conditions, including due to the impact of COVID-19, in these foreign markets; and

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States, Israel or the other jurisdictions in which we operate.

These and other factors could harm our ability to generate future international revenues and, consequently, materially impact our business, results of operations and financial condition.

Economic and External Risks

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

COVID-19, including the efforts to mitigate its impact, have, and may continue to have, an impact on our business, liquidity, results of operations, financial condition and price of our securities.

The ongoing COVID-19 pandemic, as well as the measures designed to contain and mitigate its effects, have had and will likely continue to have an impact on our business and operations, as well as the operations of our customers. Current efforts to contain or mitigate the spread of COVID-19 and its variants include governmental mandates or voluntary elections taken by companies as preventative measures (e.g. travel restrictions, work from home and quarantine requirements). In the event future variants emerge and trigger additional restrictions and other preventative measures, such efforts may contribute to an economic downturn, which could decrease consumer spending on our products and services, as well as impact our ability to expand our customer base or provide additional services to our current customers.

In response to the foregoing COVID-19 restrictions and as part of our ongoing effort to remain operational, we previously implemented, and continue to implement, a hybrid remote work arrangement where we maintain a limited onsite presence in our offices worldwide. To date, we believe such remote work has not had a material adverse impact on our productivity, business and operations. However, due to the uncertainty surrounding the COVID-19 pandemic, prolonging remote work arrangements could cause interruptions to our business continuity and the timing and execution of our business plans as well as our ability to provide our customers effectively and timely with our services, particularly if such arrangements become ineffective or if there is a natural disaster, power outage, connectivity issue, technology failure or other event that would inhibit the ability of our employees to work remotely. Furthermore, the increase in remote work arrangements has heightened the risk of cybersecurity incidents, data breaches or cyber-attacks in the jurisdictions where we operate. Any such incident, breach or attack that occurs with respect to, or is directed at us could have a materially adverse effect due to, among other things, the loss of proprietary data, interruptions or delays in our operations, damage to our reputation and any government-imposed penalties. In addition, continuous remote work arrangements could result in increased turnover or make it more difficult to train new employees. For more information, see “Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient research and development personnel and other highly-skilled engineers, and if we are unable to generate an adequate return on our investment in research and development.”

The full impact of COVID-19 on our business and future performance is uncertain due to, among other factors, the emergence and spread of COVID-19 variants, vaccine administration rates and the efficacy of government policies. While our revenues increased in the year ended December 31, 2021 compared to the year ended December 31, 2020, the occurrence of any of these factors could produce future adverse effects by making it more difficult for us to attract new customers and expand within our existing customer base. A prolonged pandemic could also result in extended customer sales cycles; reduced demand for our products and services; lower renewal rates; delayed spending on, or reduced payment frequencies with respect to, our solutions; lower revenue from new customers; or impairment of our ability to collect accounts receivable. We will continue to evaluate our financial position and take the appropriate measures, as necessary, in light of future developments relating to COVID-19.

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

We maintain substantial balances of liquid investments for operational and general corporate purposes. Our marketable securities amounted to $41.7 million as of December 31, 2021, of total $89.4 million of cash and cash equivalents, restricted bank deposits, short-term marketable securities and long-term marketable securities. Our investments in marketable securities might be negatively affected by liquidity, credit deterioration, financial results and interest rate fluctuations, as well as other factors which may be impacted by market downturns or events that affect global financial markets. We generally buy and hold our marketable securities portfolio with the objective to minimize the potential risk of principal loss. Our investment policy sets limits for minimum credit rating and maximum concentration per issuer, as well as maximum time to maturity. Our investments consist primarily of government and corporate debentures.

Although we believe that we generally adhere to conservative investment guidelines, the continuing uncertainty in the financial markets, including due to COVID-19 and its impacts on global economic conditions, may result in impairments of the carrying value of our investment assets. Any significant decline in our financial income or the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

Prolonged economic uncertainties or downturns could negatively impact our customers’ businesses and cause them to reduce their spending on security policy management, which could impact our ability to sell our products and services, reduce our revenues and materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in security policy management, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy, particularly in the United States and the EMEA, could cause a decrease in business investments, including corporate spending on security software and adversely impact the security policy management market and, therefore, our ability to grow our business. These conditions include, for instance, those resulting from COVID-19, changes in gross domestic product growth, potential future government shutdowns or restrictions, financial and credit market fluctuations or the unavailability of credit. The Americas accounted for the majority of our revenues in each of the fiscal years ended December 31, 2019, 2020 and 2021. EMEA also accounted for a significant portion of our revenues in each of the fiscal years ended December 31, 2020 and 2021, with revenues generated in Germany 29% and 30%, respectively, of EMEA revenues. Economic downturns and geopolitical challenges in the Americas, EMEA or certain other parts of the world critical to our operations may cause our customers in those locations to reevaluate decisions to purchase our solutions or to delay or reduce their technology purchasing decisions, which could adversely impact our results of operations. For instance, rising tensions between Russia and Ukraine, recently resulting in Russia’s invasion of Ukraine, and the possibility of retaliatory measures taken by the U.S. and NATO have created global security concerns that could have a lasting adverse impact on regional and global economies, and in turn, on our customers’ decision to purchase our products.

In addition, a significant portion of our revenues is generated from customers in the financial services industry, including banking and insurance, as well as the telecommunications industry. In the fiscal years ended December 31, 2020 and 2021, we generated approximately 48% and 45%, respectively, of our revenues from customers in the financial services and telecommunications industries. Negative economic conditions may cause customers in those industries to reduce or delay their IT spending. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. To the extent our current and potential customers consider purchases of licenses for our software to be discretionary and choose to delay or reduce their IT spending, our revenues could be disproportionately affected.

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

Security risks include, but are not limited to, unauthorized use or disclosure of customer data, theft of proprietary information, theft of intellectual property, theft of Personal Identifiable Information (PII), theft of financial data and financial reports, loss or corruption of customer data and computer hacking attacks or other cyberattacks. While our products and services specifically aim to offer solutions to these risks, they may nevertheless contain vulnerabilities to such threats, which are a growing and evolving risk and are often difficult or impossible to detect for long periods of time or to successfully defend against.

Successful attacks, whether through external or internal actors, could harm the confidentiality, integrity and availability of personal data and other sensitive information, as well as the integrity and availability of our systems, products and services in a manner that could materially and adversely affect our business. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Efforts to implement preventative measures could require us to expend significant capital and other resources to alleviate the problem and to improve technologies, impair our ability to provide services to our customers and protect the privacy of their data, result in product development delays, compromise confidential or technical business information, harm our competitive position, result in theft or misuse of our intellectual property or other assets and expose us to substantial litigation expenses and damages, indemnity and other contractual obligations, government fines and penalties, mitigation expenses, costs for remediation and incentives offered to affected parties, including customers, other business partners and employees, in an effort to maintain business relationships after a breach or other incident, and other liabilities. In addition, such a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer. In addition, if we suffer a highly publicized security breach, even if our products and solutions perform effectively, such a breach could cause us to suffer reputational harm, lose existing commercial relationships and customers or deter customers from purchasing additional solutions and prevent new customers from purchasing our solutions. We are continuously working to improve our IT systems, products and services, together with creating security boundaries around our critical and sensitive assets. We provide advanced security awareness training to our employees and contractors that focuses on various aspects of the cybersecurity world. All of these steps are taken in order to mitigate the risk of attack and to ensure our readiness to responsibly handle any security violation or attack. However, because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

We have experienced and expect to continue to experience attempted cyberattacks on our IT systems or networks. To date, none of these attempted cyberattacks has had a material effect on our operations or financial condition. While we devote significant resources to network security, data encryption and other security measures to protect our systems and data, including our own proprietary information and the confidential and personally identifiable information of our customers, employees and channel partners, these measures cannot provide absolute security.

We are subject to data protection and privacy laws, regulations, standards, and contractual obligations, the breach of which could subject us to fines and harm our reputation.

We are subject to an expanding number of domestic, international and contractual legal requirements regarding privacy, personal data rights and data protection (“Applicable Data Obligations“). The Applicable Data Obligations continue to evolve and address a range of issues, including restrictions or technological requirements regarding the collection, use, storage, protection, retention, and transfer of personal data. Violation of the Applicable Data Obligations could result in substantial fines, penalties and related defense costs. For example, the GDPR provides for penalties that could reach up to20 million Euros, or in the case of an undertaking, up to 4% of a company’s global turnover of the preceding year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR.

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

In addition, we are subject to the Israeli Privacy Protection Law 5741-1981 (the “PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”, and collectively ”Israeli Law”), which impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. Failure to comply with the Israeli Law may expose us to administrative fines, civil claims (including class actions), and in certain exceptional and unusual circumstances, criminal liability. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as the Authority has done in the past with respect to dozens of Israeli organizations in various sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

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

The results of complex legal proceedings, whether brought by us or by others against us, are difficult to predict. An unfavorable resolution of any lawsuit could adversely affect our business, results of operations, prospects or financial condition. Any insurance coverage that we have may not adequately cover all claims asserted against us, or may cover only a portion of such claims. In addition, even if claims do not result in litigation or ultimately are resolved in our favor, such claims could result in our expenditure of funds in attorneys’ fees, and divert management’s time and other resources. Litigation in general and securities litigation in particular, can be expensive, lengthy and disruptive to normal business operations. For example, we are currently named as a defendant in two parallel putative class action lawsuits in the Supreme Court of the State of New York and in the U.S. District Court for the Southern District of New York alleging federal securities law violations in connection with our initial public offering. For more information, see “Item 8A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” Based on information currently available and the current stage of the litigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to these claims. Our business, results of operations, and financial condition could be materially and adversely affected by such costs and any unfavorable outcomes in current or future litigation.

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

We incorporate encryption capabilities into certain of our products and these products thus may be subject to U.S. or Israeli export control requirements. We are also subject to Israeli regulations controlling the use, import and export of encryption technology since our product development initiatives are primarily conducted in Israel. In December 2013, regulations under the Wassenaar Arrangement for the first time included a chapter on cyber-related matters. We believe that our products do not fall under this chapter; however, in the future we may become subject to this regulation or similar regulations, which would limit our sales and marketing activities and could therefore have an adverse effect on our results of operations. We have satisfied U.S. and Israeli export control requirements to export our products to most customers and jurisdictions outside of the United States and Israel, and we have satisfied other provisions of Israeli law governing the use of encryption technology. If the applicable U.S. and Israeli requirements regarding the export of encryption software or technology change or if we change the encryption means in our products or technology, we may need to satisfy additional requirements in the United States or Israel. Furthermore, various other countries regulate the import of certain encryption products and technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries.

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

In addition, in the future we may be subject to defense-related export controls. For example, currently our solutions are not subject to supervision under the Israeli Defense Export Control Law, 5767-2007 (“the Import and Export Decree”) (Export Control over Dual Use Goods, Services and Technology), 5766-2006, but if the definitions of regulated cybersecurity are changed and our products are becoming classified as defense-related, we would become subject to such regulation. In particular, under the Defense Export Control Law, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli ministry of defense and may be subject to a requirement to obtain a specific license from the Israeli ministry of defense for any export of defense-related products, services and/or know-how. The definition of defense marketing activity is broad and includes any marketing of “defense equipment, services and/or know-how” outside of Israel or to a non-Israeli, which includes dual-use equipment, services and/or know-how (equipment, services and/or know-how that can be used for civilian or defensive purposes such as our cybersecurity solutions) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use or defense user only, or is specified under Israeli legislation. Similar issues could arise under the U.S. defense/military export controls under the Arms Export Control Act and the International Traffic in Arms Regulations.

Requirements associated with being a public company in the United States require significant resources and management attention.

Requirements associated with being a public company in the United States require significant resources and management attention. We are subject to certain reporting requirements of the Securities Exchange Act of 1934, as amended, (“the Exchange Act”), and the other rules and regulations of the Securities and Exchange Commission, (the “SEC”), and the New York Stock Exchange, (the “NYSE”). We are also subject to various other regulatory requirements, including under the Sarbanes-Oxley Act. These rules and regulations have increased, and may continue to increase, our legal, accounting and financial compliance costs and to continue to make some activities more time-consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

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

Being a publicly traded company in the United States and being subject to U.S. rules and regulations may also make it more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. For example, during our last renewal, the cost of our directors and officers insurance policy premiums substantially increased in light of certain changes in the market for such policies. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers

As a result of disclosure of information in our filings with the SEC, our business and financial condition have become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

Risks Related to Our Intellectual Property and Proprietary Rights

If we are unable to adequately protect our proprietary technology and intellectual property rights, our business could suffer substantial harm.

Our commercial success depends, in part, on our ability to protect our core technologies and other intellectual property assets. We rely on a combination of trade secrets, copyright and trademark laws, patent laws, confidentiality procedures, technical know-how and continuing innovation to protect our intellectual property and maintain our competitive advantage.

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

In addition, we seek to protect our intellectual property by filing Israeli, U.S. and other foreign patent applications related to our proprietary technology. As of December 31, 2021, we had 14 issued patents in the United States and 5 issued patents in Israel. We may file additional patent applications in the future. In order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which are costly, time-consuming and uncertain. We may choose not to seek patent protection for certain innovations or in certain jurisdictions. Furthermore, the scope of our issued patents may be insufficient, and they may not provide us with any competitive advantages. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, the issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. As a result, we may not be able to obtain adequate protection or effectively enforce our issued patents or other intellectual property rights.

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

Risks Related to Our Personnel

If we are unable to integrate new members of our senior management team, or if we lose the services of some of our senior management or other key personnel, our business, operating results, and financial condition could be adversely affected.

Leadership changes or senior management transitions could cause disruptions to our business. While we do not believe that recent management transitions have materially impacted our business, any failure to ensure continuity in responsibilities and oversight could hinder our strategic planning, business execution and future performance. In particular leadership transitions may result in a loss of personnel with deep institutional and/or technical knowledge, and have the potential to disrupt our operational efficiency and relationships with employees and customers including due to added costs, decreased employee morale and productivity, diversion of management attention and resources to training and attracting new and qualified leadership, and increased churn. We must successfully be able to retain our leadership and senior management positions and in the event of transitions we must effectively and timely integrate new leadership team member within our organization in order for us to achieve our operating objectives.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

Our future success depends, in part, on our ability to expand, train and retain our sales force. If we cannot attract or retain a qualified sales team or experience delays in hiring the necessary number of sales personnel, our business, financial condition and results of operations. may be adversely impacted Any of our employees may terminate their employment at any time, subject to certain notice requirements. Furthermore, our ability to attract and retain a highly skilled sales force is critical to our future success. as we must provide training to our employees on the new processes and procedures associated with our new term-based subscription license model Similarly, recently a growing number of Israeli technology companies went public, or elected to initiate the process of going public, which in turn triggered a significant uptick in recruitment efforts, which threatens our ability to maintain our employees and recruit new talent.

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

Our ability to enhance our products may be harmed if we are unable to attract and retain sufficient research and development personnel and other highly-skilled engineers, and if we are unable to generate an adequate return on our investment in research and development.

As a provider of proprietary software solutions that rely upon technological advancements, we rely heavily on our research and development activities to   enhance our products. We consequently depend, in large part, on our ability to attract, motivate and retain sufficient research and development personnel. In addition, because our software solutions are highly complex and are used by our customers to perform critical business functions, we also depend heavily on other technology professionals, including highly-skilled engineers, who are in high demand. In particular, our principal research and development activities are conducted from our headquarters in Israel, and we face significant competition for personnel in this region, where the availability of such personnel is limited and, at present, in short supply. Even despite the ongoing COVID-19 pandemic, there remains a chronic shortage in skilled human capital in the technology sector in Israel, particularly for software companies recruiting research and development, engineers and other experienced technological positions. We face significant competition for suitably skilled developers in this region given the growing number of local companies that are expanding their development activities, as well as the growing number of multinational corporations establishing a presence in Israel. As a result, over the past fiscal year we have experienced an increase in competition for recruiting qualified research and development teams and engineers in Israel where we have a substantial presence and need for skilled employees. We also have a number of employees that work as developers in Bucharest, Romania in order to benefit from the significant pool of talent that is more readily available in this market. In addition, the COVID-19 pandemic has caused a shift to virtual recruiting, which has increased the difficulty with which we are able to timely attract new employees, integrate and introduce them into our corporate culture and retain them for the longer term. Larger companies with whom we compete have expended and will likely continue to expend more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we can. If we are unable to timely attract, retain or train qualified employees, particularly our engineers, salespeople and key managers, our ability to innovate, introduce new products and compete would be adversely impacted, and our financial condition and results of operations may suffer. If we cannot attract or retain a sufficient number of skilled research and development employees and other skilled technological employees, our business, prospects and results of operations could be adversely affected.

In order to remain competitive, we expect to continue to dedicate significant financial and other resources to expand upon our research and development teams to assist in developing new solutions, applications and enhancements to our existing products.

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

We believe that our corporate culture, which emphasizes a people-centric, open atmosphere for mentorship and knowledge-sharing among our employees, has been and will continue to be a key contributor to our future success. As part of our preventative measures to prevent the spread COVID-19, we transitioned our employees to remote working arrangements and continue to implement a hybrid remote-work model, where we permit the majority of our employees to work remotely and maintain only limited onsite presence in our offices worldwide. We may find it difficult to maintain our strong corporate culture in light of these remote working conditions, which could negatively impact our culture and therefore limit our ability to innovate and operate effectively. While we continue to plan for the eventual return of employees to our offices, we expect that some of our employees will continue to work from home full-time or part-time. A permanent remote working arrangement for some employees may make it more difficult to preserve culture and values.

In addition, we plan to continue to expand our operations, and it may be difficult to maintain our corporate culture as we find, hire and integrate additional international employees. From December 31, 2016 to December 31, 2021, we increased the size of our workforce by 120 employees in Israel and by 164 employees in other countries, representing a 110% increase in our headcount, and we expect to continue to hire new employees in order to support our growth plans. As we continue evolve and grow, we must effectively train, develop and motivate new employees, and as a result of our continued hybrid remote-work model, we may experience greater difficulties assimilating new hires into our corporate culture via virtual platforms. If we do not continue to maintain our corporate culture as we grow, we may be unable to continue to foster the innovation, integrity, diversity, loyalty and collaboration which we believe are necessary to support our growth and our customer-centric focus. Our anticipated headcount growth and potential international expansion may result in a change to our corporate culture, which could adversely affect our business.

Risk Related to Our Internal Controls

If we fail to implement and maintain effective internal control over financial reporting, we may be unable to report our financial results accurately or meet our reporting obligations.

We are required to comply with the internal control, evaluation, and certification requirements of Section 404(a) of the Sarbanes-Oxley Act and the Public Company Accounting Oversight Board and to report any material weakness in those controls. Once we no longer qualify as an emerging growth company under the JOBS Act, our independent registered public accounting firm will need to attest to the effectiveness of our internal control over financial reporting under Section 404. We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of our IPO (which took place in 2019), (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by  non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. Thus, unless we lose our status as an emerging growth company under the JOBS Act through other means earlier, we will not be required to obtain an auditor attestation under Section 404(b) of the Sarbanes-Oxley Act until we file our annual report on Form 20-F for the fiscal year ended December 31, 2024.

The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404(a) and whether there are any material weaknesses or significant deficiencies in our existing internal controls requires the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. This determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. In connection with the issuance of our consolidated financial statements for each of the years ended December 31, 2017, 2018 and 2019, we identified a material weakness in our internal control over financial reporting that we subsequently remediated. If we identify future material weaknesses in our internal control of financial reporting, and if we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our management and, once we lose our emerging growth company status, our independent auditors. Further, if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

Risks Related to Our Ordinary Shares

Our share price has been and will likely continue to be volatile, and you may lose all or part of your investment.

Since our initial public offering on April 11, 2019, our ordinary shares have traded as high as $31.04 per share and as low as $5.79 per share through December 31, 2021. On February 23, 2022, the closing bid price of our ordinary shares was $8.22 per share.

In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our products and services;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions, including with respect to COVID-19 and/or geopolitical instability.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. For example, the Company and its directors and officers are subject to class action lawsuits in the Supreme Court of the State of New York and the Southern District of New York, alleging federal securities law violations in connection with our initial public offering. Based on information currently available and the current stage of the litigation, we are unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to these claims. For more information, see “Item 8A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.” Low trading volume may also increase the price volatility of our ordinary shares. A thin trading market could cause the price of our ordinary shares to fluctuate significantly more than the stock market as a whole.

As a foreign private issuer with shares listed on NYSE, we may choose to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which could, in the future, result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer with shares are listed on NYSE, we may follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements for U.S. domestic issuers. For example, foreign private issuers are permitted to follow home country practices with regard to director nomination procedures and the approval of compensation of officers. Additionally, foreign private issuers are not required to maintain a board comprised of a majority of independent directors. Foreign private issuers are also exempt from NYSE rules that require shareholder approval prior to (i) the adoption or amendment of an equity compensation plan or (ii) the issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, in private offerings in excess of 20% of a company’s outstanding ordinary shares or voting power, as well as other private offerings to related parties. However, notwithstanding our ability to follow the corporate governance practices of our home country, Israel, we have elected to comply with NYSE corporate governance requirements that are applicable to U.S. domestic issuers. Nevertheless, we may, in the future, decide to rely on foreign private issuer exemptions and follow Israeli home country governance practices in lieu of complying with some or all NYSE corporate governance requirements, which could provide less protection to our investors than is accorded to investors of U.S. domestic issuers. See “Item 6.C. Board Practices—Corporate Governance Practices.”

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

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic filers, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law 5759-1999(“the Israeli Companies Law”), require us to disclose in the proxy statement for the annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated executive officers on an individual, rather than an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. See “Item 6.B. Compensation—Compensation of Directors and Executive Officers.”

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

The Base Erosion and Profit Shifting, or BEPS, project undertaken by the Organization for Economic Cooperation and Development (the “OECD”), may also have adverse consequences on our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, which are being adopted in different manners by individual countries, could adversely affect our income tax liability. Even as countries translate the BEPS recommendations into specific national tax laws, it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results.

In addition, the 2017 Tax Cuts and Jobs Act (the “TCJA”), made significant changes to the U.S. Internal Revenue Code, including a reduction in the U.S. federal corporate income tax rate from the previous top marginal rate of 35% to a flat rate of 21% and limitations on certain corporate deductions and credits. Also, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department and the U.S. Internal Revenue Service, or IRS, continue to interpret and issue guidance on how provisions of the TCJA will be applied and administered. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially adversely affect our financial position and results of operations.

U.S. holders that own 10% or more of the vote or value of our ordinary shares may suffer adverse tax consequences if we and/or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

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

As a result of the ownership of our shares, certain voting arrangements with respect to our shares, and certain changes in the U.S. tax law introduced by the TCJA, we and our non-U.S. subsidiaries may be classified as CFCs in the taxable year ended December 31, 2021 as well as in prior taxable years. These determinations cannot be made with certainty. In the event that we or any of our subsidiaries are a CFC, U.S. holders who hold 10% or more of the vote or value of our ordinary shares may realize adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our or our subsidiaries’ accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder and being subject to certain reporting requirements with the IRS. Any such U.S. holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. Investors who are U.S. holders and who hold 10% or more of the vote or value of our ordinary shares should consult their own tax advisors regarding the U.S. tax consequences of acquiring, owning or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or a PFIC, under Section 1297(a) of the Code.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the average quarterly value of our total gross assets (which generally may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce passive income or that are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Additionally, a look-through rule generally applies with respect to 25% or more owned subsidiaries. If we are characterized as a PFIC, U.S. holders of our ordinary shares may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential tax rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders and having interest charges apply to tax payable on distributions by us and to the proceeds of sales of our ordinary shares. In addition, special information reporting may be required. See “Item 10.E. Certain U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

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

Recently adopted Treasury Regulations (the “New Regulations”), modify certain of the rules described above. Such modifications include, for example, permitting asset value to be determined more frequently than on a quarterly basis and treating a non-U.S. corporation as publicly traded for a taxable year if the stock of such corporation is publicly traded, other than in de minimis quantities, for at least twenty trading days during such taxable year.

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

Based on our determination that our shares are properly treated as being publicly traded for the taxable year ended December 31, 2021 and our estimates of the fair market values of our assets, we believe that we should not be classified as a PFIC with respect to the taxable year ended December 31, 2021. However, this determination is subject to uncertainty.

In particular, the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. It is possible that the IRS will disagree with the interpretation on which our belief about our PFIC status is based, and no ruling from the IRS concerning our PFIC status has been obtained or is currently planned to be requested. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any subsequent year until after the close of the relevant year. We can therefore make no assurances regarding our PFIC status for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for the taxable year ended December 31, 2021 or for any other taxable year. We will continue to determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. holders.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of our IPO (which took place in 2019), (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by  non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. Thus, unless we lose our status as an emerging growth company under the JOBS Act through other means earlier, we will be an emerging growth company until December 31, 2024.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict whether investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

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

As of December 31, 2021, we had282  employees based in Israel. In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

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

We generate substantially all of our revenues in U.S. dollars. The majority of our operating expenses are incurred in foreign currencies, and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes between the U.S. dollar and the New Israeli Shekel(“the NIS”), the Euro and, to a lesser extent, the British Pound. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which our products may be sold. For example, during 2021, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2021, the dollar value of our Israeli expenses, mainly personnel and facility-related, will increase. Foreign exchange rates fluctuation have had, and could continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. In order to mitigate the volatility in foreign exchange, we have entered into forward contracts with major banks to provide partial protection against foreign currency exchange risks resulting from expenses paid in NIS during the year.

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

Competition for highly skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has been causing a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel.  As a result, the high-tech industry in Israel has been experiencing significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech market has also experienced and may continue to experience significant wage inflation.  Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could incur costs and increase losses. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

We have entered into assignment-of-invention agreements with our research and development employees pursuant to which such individuals agreed to assign to us all rights to any inventions created during or as a result of their employment or engagement with us or in our field of business. A significant portion of our intellectual property has been developed by our employees during the course of their employment by us. Under the Israeli Patent Law, 5727-1967(“the Patent Law”), inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee(“the Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. A recent decision by the Committee clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. In order to determine the scope and validity of such wavier, the Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims that the assignment is not enforceable or demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

The Israeli government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel may entitle us to certain tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), once we are profitable. If we do not meet the requirements for maintaining these benefits, they may be reduced or canceled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2020 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Beneficiary Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.

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

Our amended and restated articles of association provide that unless the Company consents otherwise, the Tel Aviv District Court (Economic Division), Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit its shareholders ability to brings claims and proceedings against, as well as obtain favorable judicial forum for disputes with the Company, its directors, officers and other employees.

The Tel Aviv District Court (Economic Division), Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law. This exclusive forum provisions is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relive the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

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

The legal name of our company is Tufin Software Technologies Ltd. and we are organized under the laws of the State of Israel. We were founded in 2005 with the goal of introducing a centralized security management layer that analyzes, defines and implements enterprise-specific security policies. In April 2019, we completed an initial public offering on NYSE. We believe we were the first company to introduce security policy automation solutions with SecureChange and SecureApp, and we believe our position as a market leader reinforces our brand and supports our position as one of the most prominent players in the increasingly important security policy management market. Our Tufin Orchestration Suite, a comprehensive policy management platform, is currently comprised of four products: SecureTrack, SecureChange, SecureApp and SecureCloud. Additionally, we provide a set of extensions and applications for the suite through the Tufin Marketplace.

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

We are pioneering a policy-centric approach to security and information technology (“IT”) operations. We transform enterprises’ security operations by helping them visualize, define and enforce a unified security policy across complex, heterogeneous IT and cloud environments. Our products govern how individuals, systems and applications are permitted to communicate and provide policy-based security automation, enabling customers to reduce the time to securely implement complex network changes from days to minutes. Our solutions increase business agility, eliminate errors from manual processes and ensure continuous compliance through a single console. Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 19% of the Global 2000.

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

We offer four products that comprise the Tufin Orchestration Suite: SecureTrack, SecureChange, SecureApp and SecureCloud. We also offer a digital platform of applications and extensions through the Tufin Marketplace. SecureTrack, SecureChange and SecureApp enable enterprises to visualize, define and enforce their security policy across heterogeneous networks, both on premise and in the cloud. SecureTrack serves as the foundation of SecureChange and SecureApp. SecureTrack provides visibility across the network and public cloud, and helps organizations define a unified security policy and maintain compliance. SecureChange provides customers with the ability to automate changes across the network and public cloud while maintaining compliance with policy and security standards. SecureApp provides application connectivity management and streamlines communication between application developers and network engineers. SecureCloud provides cloud security policy management for cloud-native environments. The Tufin Marketplace provides apps and extensions from Tufin and our community of cybersecurity partners that maximize return-on-investment by enhancing the overall value of security policy management implementations.

While historically we sold our products primarily as an on-premises perpetual license with annual maintenance, in 2021 we initiated our transition to a term-based subscription license model. In this business model and in accordance with the terms of the given agreement, the customer has the right to use the software over a designated period of time.

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2021. Our channel partners include distributors and resellers, as well as service delivery partners that help customers successfully deploy, configure, customize and maintain our products and services.

For the years ended December 31, 2020 and 2021, our revenues were $100.8 million and $110.9 million, respectively, representing a year-over-year increase of 10%. For the years ended December 31, 2020 and 2021, our net loss was $35.4 million and $36.9 million, respectively.

Industry Background

Enterprises that lack a comprehensive security policy are facing challenges in balancing the necessary security and risk posture with their business requirements, leaving security, network and compliance professionals overwhelmed. Several industry trends contribute to operational challenges in managing risk, as set forth below:

•
Increasing frequency and sophistication of cyberattacks. Enterprises worldwide are under constant security threat from both external cyberattacks and malicious insiders in search of sensitive information and vital systems. Cyberattacks are increasingly able to breach networks and cloud infrastructures, and locate and steal sensitive enterprise data. As a result, numerous enterprise boards are prioritizing and reshaping their cybersecurity approaches.

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

In 2020, we launched the Tufin Marketplace, a digital platform where customers can find and deploy apps and extensions that enhance the overall value of their security policy management implementations. Powered by Tufin and our community of cybersecurity partners, the Tufin Marketplace provides apps that maximize return-on-investment by integrating security policy data with other security technologies and practices.

To date, the most popular apps developed by Tufin and offered through the Tufin Marketplace are the SecureTrack Reports Pack, SecureChange Reports Pack and the Vulnerability Mitigation App.

Enterprise Applications
IT Operations
DevOps
Tufin Orchestration Suite
Enterprise IT
Cloud Native
SecureTrack™
Firewall and Security Policy Management
SecureChange™
Network Security Change Automation
SecureApp™
Application Connectivity Management
SecureCloud™
Hybrid Cloud Security Policy Management
REST APIs
Security Policy Management
Analysis Engines
Collectors and Provisioning Engines
Tufin Marketplace
Scripting & Automation
Other 3rd Party Solutions
Code Repositories
CI/CD Tools
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

•
Security Guardrails. SecureCloud defines policies to secure application connectivity across cloud-native, multi-cloud, and hybrid-cloud -platforms. SecureCloud automatically generates the cloud-native control code required to enforce these policies, saving enterprises the cost and overhead of using third-party products that introduce proprietary control points across their cloud environment.

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

API Integrations

•
Extensible APIs. Our technology features a RESTful API framework to enable extensibility and interoperability with third-party systems, including ticketing and service management systems such as ServiceNow and BMC Remedy. Our professional services team, as well as our customers and partners, use the API framework to supplement the Tufin Orchestration Suite with additional functionality by integrating with the third-party security ecosystem. We integrate with leading network and cloud platforms, such as Checkpoint, Cisco, Fortinet, Palo Alto Networks, F5 Networks, Forcepoint, Juniper Networks, VMware, AWS, Google Cloud, Microsoft Azure and Kubernetes, to provide vendor agnostic solutions, which is key to our value proposition. In addition, we believe our technology alliance partner program, which is an ecosystem of technology partners who build certified integrations to our products, helps to expand our common use cases.

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

•
Tufin Orchestration Suite Aurora. Aurora is the next generation of the Tufin Orchestration Suite, which runs in microservices on Kubernetes. This architecture will enable us to offer SecureTrack, SecureChange, and SecureApp to our customers as a service in the future. Aurora allows for more agile research and development and gives us the ability to scale out to the largest networks in the world, advancing our leadership in scalability. Also, Aurora provides a refresh and more modern user interface that customers will find easy and intuitive to use.

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

Sales and Marketing

Sales

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2021.

Our highly trained sales force is responsible for overall market development. Our sales force consists of our field sales team, which accounts for most of our sales, and our inside sales team. Our field sales team targets large organizations, which we define as those comprising the Global 2000, while our inside sales team targets mid-market companies that do not belong to the Global 2000. Within our field sales team, our regional field sales representatives develop new business relationships with our key customers, and our channel account managers support and expand existing relationships with our channel partners. Our sales engineers provide technical expertise and support, and architect our solutions to address the business needs of our customers. Our sales cycle usually lasts several months from proof of concept to purchase order, and is often longer for larger transactions. As of December 31, 2021, we had sales personnel in 19 countries. Although our transition to a term-based subscription license model did not materially change our sales or marketing efforts in 2021, we expect to continue to hire sales personnel in order to support our growth plans.

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

We execute our marketing strategy by leveraging a combination of internal marketing professionals, external marketing partners and a network of platform and technology partners. Our internal marketing enterprise is responsible for branding, digital content generation and targeted advertising through active digital channels. We actively drive thought leadership by providing community education through our online technical webinars in multiple regions. We host and sponsor demand-generation events, including our channel and technical partners’ events and our annual worldwide customer conferences, Tufinnovate, as well as local events for specific customers and prospect accounts in multiple regions. In 2021, we hosted the Tufinnovate conferences virtually, and plan to do the same in 2022. Although some of the face-to-face interaction was not possible in a virtual event, we had double the number of attendees in the virtual Tufinnovate conference, compared to the in person Tufinnovate conferences in 2019. Our conferences and events demonstrate our strong commitment to enabling our partners and customers to succeed, and provide an opportunity to create a pipeline for new sales to prospective customers and additional sales to existing customers.

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

In the years ended December 31, 2020 and 2021, our research and development expenses were $35.0 million and $39.6 million, respectively. We plan to continue investing significantly in research and development initiatives across our global innovation centers in Tel Aviv, Israel, Karmiel, Israel and Bucharest, Romania. By spreading our research and development team across multiple locations, we increase our access to highly-skilled engineering talent, which we believe provides us opportunities for evolution and growth.

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

As of December 31, 2021, we had registered three trademarks in the United States, six trademarks in Israel and two trademarks in the European Union. As of December 31, 2021, we had 14 issued patents in the United States and five issued patents in Israel.

Competition

The security policy management market in which we operate is relatively new and evolving. We are a leading provider of enterprise security automation and management products. In many cases, our primary competition is in-house, manual, spreadsheet driven processes and home-grown approaches to security management. Our direct competitors include vendors such as AlgoSec, Inc., FireMon, LLC and Skybox Security LLC that offer solutions that compete with all or some of our products or product features. We also indirectly compete with large IT companies that offer a broad array of traditional security management solutions, such as Palo Alto Networks and Cisco Systems, Inc., for a share of enterprises’ IT security budgets. In the cloud, direct competition to SecureCloud has not fully emerged, although our traditional competitors have added some capabilities in this area. The cloud security vendor landscape is crowded and many company offerings overlap. In particular, we may compete with tools from firewall vendors that provide visibility into cloud access policies for their proprietary platforms. SecureCloud is differentiated from such tools by enabling enterprise buyers to avoid vendor lock-in associated with proprietary enforcement solutions, ultimately having the ability to optimize how they enforce policy and manage costs using a security policy management system across multi-vendor environments.

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

Our Customers

Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 19% of the Global 2000. We sell substantially all of our products and services through our global network of channel partners, including distributors and resellers, who then sell to end-user customers. For the years ended December 31, 2020 and 2021, our two largest channel partners accounted for 15% and 10% of our revenues and 15% and 12% of our revenues, respectively. Our agreements with these channel partners provide that each partner agrees to sell and distribute our products within certain territories for one year. These agreements are nonexclusive and non-transferable, and automatically renew unless terminated by either party after providing prior written notice.

When analyzing our business, we refer to end-user customers as our customers throughout this Item, even when our direct commercial relationship is with a channel partner. Our customers include leading enterprises across a broad range of geographies in a diverse set of industries, including financial services, telecommunications, automotive, manufacturing, energy, healthcare and pharmaceuticals, technology, government, retail and business services.

Our diverse global footprint is evidenced by the fact that, for the year ended December 31, 2021, we generated 51.3%, 42.3% and 6.4% our revenues from customers in the Americas, EMEA and APAC, respectively.

Properties

Our corporate headquarters are located in Tel Aviv, Israel in an office consisting of approximately 62,859 square feet, where we employ our primary research and development team and a portion of our support and general administrative teams. The lease for this office expires January 31, 2029 (with an option to extend until January 31, 2034). Our U.S. headquarters are located in Boston, Massachusetts in an office consisting of approximately 3,214 rentable square feet, where we employ a portion of our marketing and general administrative teams. The lease for this office expires in December 31, 2023. During the first quarter of 2020, we relocated to a new office in Boston, Massachusetts, consisting of approximately 8,982 rentable square feet. We also lease an office in Karmiel, Israel (which serves as a research and development site), Akron, Ohio (which hosts the Americas technology support, professional services and inside sales teams) and Reading, England (which hosts the European inside sales team). We believe our facilities are sufficient to meet our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Company Overview

We are pioneering a policy-centric approach to security and IT operations. We transform enterprises’ security operations by helping them visualize, define and enforce a unified security policy across complex, heterogeneous IT and cloud environments and by providing them tools to manage configurations and automate changes to their security networks. Our products govern how individuals, systems and applications are permitted to communicate and provide policy-based security automation, enabling customers to reduce the time to implement complex network changes from days to minutes. Our solutions increase business agility, eliminate errors from manual processes and ensure continuous compliance through a single console.

Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 19% of the Global 2000.

We generate revenues from sales of our products and associated maintenance and professional services. We primarily sell our software through term-based subscription license agreements and perpetual license agreements. Our products offer the same functionality whether our customers receive them through a perpetual or term-based license. Our agreements with customers for software licenses include maintenance contracts and may also include professional services contracts. Maintenance revenues consist of fees for providing software updates and technical support for our products for a specified term, which is typically one or three years. We offer a portfolio of professional services and extended support contract options to assist our customers with integration, customization, optimization, training and ongoing advanced technical support.

Our goal is to provide significant benefits to customers seeking to enforce enterprise-wide security policies and automate network change process, which we believe will enable us to maximize the lifetime value of our customers. We believe our existing customers serve as a strong source of incremental revenues given our multiple product offerings and the growing complexity of IT and cloud environments and networks. Our products provide customers the flexibility to initially deploy one or more of our products in all or parts of their IT and cloud environments, and further expand deployment as they purchase additional products or cover additional parts of their IT and cloud environments. We believe our “land and expand” sales strategy capitalizes on this potential. We make significant investments in acquiring new customers, both as term-based subscription licenses and perpetual licenses, and expect to achieve a favorable return on investments by maintaining a high level of customer retention for both term-based subscription licenses and maintenance contracts for perpetual licenses, which we define as our renewal rate. Our renewal rates are generally derived from dividing actual renewal sales in the trailing 12 months period by our total prior period sales that where up to renewal in the trailing 12 months period.

We derive an increasing portion of our revenues from existing customers. During the years ended December 31, 2020 and 2021, we generated approximately 71% and 73% of our revenues, respectively, excluding maintenance renewals, from existing customers.

We believe our diverse global footprint provides a significant growth opportunity. We aim to continue to expand our business globally, particularly in the Americas and EMEA where our main target markets are. In the year ended December 31, 2021, we generated 51% of our revenues from customers in the Americas, 42% of our revenues from customers in EMEA and 7% of our revenues from customers in APAC.

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

We sell our products and services through our sales force, including our field sales team and our inside sales team, which works closely with our global network of over 150 active channel partners as of December 31, 2021. Our highly trained sales force is responsible for overall market development. Our sales force consists of our field sales team, which accounts for most of our sales, and our inside sales team. Our field sales team targets large organizations, which we generally define as those comprising the Global 2000, while our inside sales team targets mid-market companies that do not belong to the Global 2000. Within our field sales team, our regional field sales representatives develop new business relationships with our key customers, and our channel account managers support and expand existing relationships with our channel partners. Our sales engineers provide technical expertise and support, and architect our solutions to address the business needs of our customers. Our sales cycle usually lasts several months from proof of concept to purchase order and is often longer for larger transactions. As of December 31, 2021, we had sales personnel in 19 countries.

Our channel partners include distributors and resellers, as well as service delivery partners that help customers successfully deploy, configure and maintain our products and services. We sell substantially all of our products and services through our global network of channel partners, who then sell to end-user customers. When analyzing our business, we refer to end-user customers as our customers throughout this Item, even when our direct commercial relationship is with a channel partner. We consider our channel partners active if they have sold our products or services in the trailing 12-month period.

We integrate with leading network and cloud platforms, such as Checkpoint, Cisco, Fortinet, Palo Alto Networks, F5 Networks, Forcepoint, Juniper Networks, Zscaler, VMware, AWS, Google Cloud, Microsoft Azure and Kubernetes, to provide vendor agnostic solutions, which is key to our value proposition. In addition, we believe our technology alliance partner program, which is an ecosystem of technology partners who build certified integrations to our products, helps to expand our common use cases.

For the years ended December 31, 2020 and 2021, our revenues were $100.8 million and $110.9 million, respectively, representing year-over-year increase of 10%.

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

We define a customer as a distinct entity, division or business unit of a company that has purchased our products or services and is eligible to receive maintenance and support. Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 19% of the Global 2000. As of December 31, 2020 and 2021, we had 1,728 and 1,860 active customers, respectively.

•
Revenues from Existing Customers. We believe our existing customers provide a significant source of revenue growth. We derive an increasing portion of our revenues from existing customers. For example, during the years ended December 31, 2020 and 2021, we generated approximately 71% and 73% of our revenues, respectively, excluding maintenance renewals, from existing customers.

•
Maintenance Renewal Rates. We believe our maintenance renewal rates are an important metric to measure our ability to provide significant value to our existing customers. We generate incremental maintenance revenues when our customers renew their maintenance contracts. We measure the maintenance renewal rate of our customers over a trailing 12-month period, based on a dollar renewal rate of contracts expiring during that time period. For each of the years ended December 31, 2020 and 2021, our maintenance renewal rate was over 90%. Our key strategies to maintain our renewal rate include continuing to provide more valuable features and network device coverage in our product updates, focusing on the quality and reliability of our customer service and support and ensuring our customers receive value from our products.

•
Sales to Large Organizations. In the year ended December 31, 2021, large organizations, which we define as those comprising the Global 2000, accounted for 64% of our revenues, compared to 63% of our revenues in the year ended December 31, 2020, in each case excluding maintenance renewals. Sales to large organizations involve a distinct set of opportunities and challenges. Large organizations sales are characterized by longer sales cycles and additional time and resources spent on a potential customer.

For the years ended December 31, 2020 and 2021, the average spend for all customers, excluding maintenance renewals, was $102,000 and $117,648, respectively. During those years, the average spend for Global 2000 customers, excluding maintenance renewals, was $155,000 and $193,123, respectively; and the average spend for non-Global 2000 customers, excluding maintenance renewals, was $67,000 and $69,936, respectively. We define average spend as total sales, excluding maintenance renewals, for the relevant customer group (i.e., all customers, Global 2000 customers or non-Global 2000 customers) divided by the number of customers belonging to such customer group.

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

We define Non-GAAP gross profit, Non-GAAP operating income (loss) and Non-GAAP net loss as follows:

•	“Non-GAAP gross profit” as gross profit excluding share-based compensation expense.

•
“Non-GAAP operating income (loss)” as operating income (loss) excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries.

•
“Non-GAAP net loss” as net loss excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

The following tables show the applicable non-GAAP financial measure along with the comparable GAAP financial measure.

	Year ended December 31,
	2020	2021
	(in thousands)
Gross profit	$80,587	$87,837
Non-GAAP gross profit	82,611	89,649

Operating loss	$(33,925)	$(36,329)
Non-GAAP operating loss	(18,452)	(22,433)

Net loss	$(35,406)	$(36,926)
Non-GAAP net loss	(20,634)	(25,820)

The following tables reconcile gross profit, operating loss and net loss, the most directly comparable U.S. GAAP measures, to non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net loss for the periods presented:

	Year ended December 31,
	2020	2021
	(in thousands)
Reconciliation of Gross Profit to Non-GAAP Gross Profit:
Gross profit	$80,587	$87,837
Add:
Share-based compensation expense	$2,024	$1,812
Non-GAAP gross profit	$82,611	$89,649

	Year ended December 31,
	2020	2021
	(in thousands)
Reconciliation of Operating Loss to Non-GAAP Operating Loss:
Operating loss	$(33,925)	$(36,329)
Add:
Share-based compensation expense	$15,025	$13,896

Shelf registration costs	126	-
One-time reorganization charges	322	-
Non-GAAP operating loss	$(18,452)	$(22,433)

	Year ended December 31,
	2020	2021
	(in thousands)
Reconciliation of Net Loss to Non-GAAP Net Loss:
Net loss	$(35,406)	$(36,329)
Add:
Share-based compensation expense	$15,025	$13,896

Shelf registration costs	126	-
One-time reorganization charges	322	-
Taxes on income related to non-GAAP adjustments	(701)	(2,790)
Non-GAAP net loss	$(20,634)	$(25,820)

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allows for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness of these non-GAAP financial measures for comparison. These non-GAAP financial measures should be considered along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Transition to Term-Based Subscription License Business Model

In February 2021, we announced our transition to a term-based subscription license business model.  This strategic initiative had a positive impact on our business, and we believe it will increase our recurring revenues and will result in higher visibility over time, supporting our long-term future growth plans. As we continue our transition to a term-based subscription license business model, we expect a greater portion of our products to be delivered through term-based subscription licenses. Shifts in the mix of whether our solutions are sold as term-based subscription licenses could result in fluctuations in our bookings and revenues. We also expect that maintenance revenues associated with perpetual license contracts will decline over the long term as we will sell fewer perpetual licenses. In addition, we anticipate that the shift toward a recurring revenue business will result in an increase in annualized recurring revenues. Our subscription license renewal rate is an important parameter that will help us to achieve our long-term goals. Our key strategies to ensure high renewals rates, both for subscription licenses and maintenance agreements, include focusing on the quality and reliability of our product and customer service and support, ensuring our customers receive value from our products, as well as providing valuable software upgrades and enhancements when and if they are available.

•
Annualized recurring revenues. We consider annualized recurring revenues (“ARR”) as a performance indicator which is defined as the annualized value of active term-based subscription license contracts, SaaS contracts and maintenance contracts related to perpetual licenses in effect at the end of a period. Such contracts are annualized by dividing the total contract value by the number of months of its term and multiplying by twelve (12). As of December 31, 2020 and 2021, ARR was approximately $60 million and $72 million, respectively. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. ARR is not determined by reference to historical revenues, deferred revenues or any other GAAP financial measure over any period. ARR is not a forecast of future revenues and should not be perceived as such. Our ARR, can be impacted by contract start and end dates and renewal rates and does not include revenue associated with the sales of perpetual software licenses, hardware, or professional services.

COVID-19 Impacts

In light of the ongoing spread of COVID-19, including the global emergence of new variants, government and public health authorities continue to recommend measures, and companies otherwise are taking voluntary efforts as preventative measures, to attempt to contain and mitigate the effects of the virus. Current efforts include social distancing, travel restrictions, shutdowns, quarantine requirements, restrictions on trade, as well as other measures directed at or impacting businesses. In response to these measures, we have made certain adjustments to our operations as we continue to provide our offerings to current and prospective customers. For example, we continue to employ a hybrid remote-work arrangement by permitting the majority of our employees to work remotely while maintaining a limited onsite presence in our offices worldwide.

As a preventative measure to mitigate uncertainties associated with COVID-19, we have continued to take certain cost reduction measures, including shifting our customer events to virtual-only platforms, which resulted in realized savings in fiscal years 2020 and 2021 as a result of our placing restrictions on travel and limiting in-person events.

While during the beginning stages of the COVID-19 pandemic we experienced a slow-down in our business, resulting in decreased revenues for fiscal year 2020 as compared to fiscal year 2019, we experienced signs of recovery starting in the second half of fiscal year 2020 and continuing through fiscal year 2021. For the year ended December 31, 2021, we experienced moderate growth, with an increase in revenue of 10% as compared to fiscal year 2020. However, we cannot estimate if the signs of recovery will continue or were temporary (in which case we may go back to experiencing a slowdown in our business).

As the COVID-19 pandemic has caused more organizations to shift to a remote workforce, we believe the value and scalability of our security management products and services have become even more appealing to customers who seek to operate safely and for the long-term in a virtual world. In particular, as has proven evident over the last fiscal year, we have experienced an increased desire by organizations to protect their networks and achieve regulatory compliance. Companies around the world now have employees working remotely from potentially vulnerable home networks, accessing critical on-premises data stores and infrastructure through VPNs and sharing information on cloud environments. As these remote working conditions have created and continue to create vulnerable conditions for cyberattacks, we aim to continue developing and marketing our products and solutions to help protect data and infrastructure against attackers. Further, we believe that enterprises understand that a data-centric approach to security is critical and that these elevated risks are expected to remain in the long-term

We continue to monitor, assess and respond to the implications of the COVID-19 pandemic on our operations and our customers, partners and suppliers. In addition, we continue to actively evaluate and respond to new developments relating to the evolving COVID-19 pandemic, which has and is expected to result in continued significant global, social and business disruptions.

While we believe that the impact of the COVID-19 pandemic has not had an immediate material adverse impact on our financial performance has subsided, our business may yet be negatively impacted by the pandemic, its duration and the ability to contain the virus and its variant strains ultimately remain unknown. The extent to which COVID-19 impacts our business going forward will depend on numerous evolving factors that we cannot reliably predict, including the duration and scope of the pandemic, the efficiency of available vaccines and the availability of such vaccines to the worldwide population, governmental, business, and individuals' actions in response to the pandemic, and the impact on economic activity including the possibility of a recession or financial market instability. For a discussion of the risks surrounding this uncertainty and its potential impacts on our business, including management’s accounting estimates and assumptions, see “Item 3.D. Risk Factors.—COVID-19, including the efforts to mitigate its impact, have, and may continue to have an impact on our business, liquidity, results of operations, financial condition and price of our securities”.

Components of Statements of Operations

Revenues

We derive our revenues from the following:

Product Revenues. We generate product revenues from sales of our software licenses and third-party hardware to new customers and sales of additional licenses and third-party hardware to existing customers. We generate the vast majority of our revenues through sales of software with less than 4% of our revenues generated through sales of third-party hardware. In the year ended December 31, 2020, we primarily sold our software through perpetual license agreements and, to a lesser extent, term-based license agreements. In 2021 we primarily sold our software through term-based license agreements. As a percentage of total revenues, we expect our product revenues to vary from quarter to quarter based on seasonal and cyclical factors. We are focused on acquiring new customers as well as increasing product revenues from our existing customers.

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

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Our gross margin fluctuates from quarter-to-quarter based on the total revenue amount for the quarter, the mix of product revenues and maintenance and professional services revenues. We expect our gross margins to continue to fluctuate.

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

Research and Development. Research and development expenses consist primarily of personnel costs attributable to our research and development personnel, subcontractors and consultants, as well as allocated overhead costs. We expense research and development expenses as incurred. We expect to continue to invest in our research and development and other long-term strategic initiatives, as we plan to further strengthen our technology platform and enhance our current and future product and service offerings.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, including variable compensation, as well as marketing and business development costs (including marketing campaigns and tradeshows), travel expenses and allocated overhead costs. We expect sales and marketing expenses will continue to increase in absolute dollars and account for the majority of our operating costs as we expand our international sales and marketing efforts.

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

Financial Income (expense), Net

Financial income (expense), net, consists primarily of bank charges, interest earned on our cash, cash equivalents restricted bank deposits and marketable securities, amortization of premium or accretion of discount on our marketable securities and foreign currency exchange fluctuations. Foreign currency exchange fluctuations reflect gains or losses related to transactions denominated in currencies other than the U.S. dollar, particularly the NIS, the Euro and the GBP. As a result of our global presence, we expect to continue to incur expenses in currencies other than the U.S. dollar. As such, we expect our exposure to fluctuations in foreign currencies to continue.

Taxes on Income

The standard corporate tax rate in Israel for 2021 and thereafter was 23%. We have net operating loss carry forwards. As of December 31, 2021, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $110 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. We expect that if or when we become profitable, we will generate the substantial majority of our taxable income in Israel. However, no tax benefit was recorded for the years ended December 31, 2020 and 2021 for the deferred tax assets of the Israeli entity, since we have recorded a full valuation allowance against these deferred tax assets which are less likely than not to be realized.

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

Our subsidiaries currently generate taxable income. To the extent that we generate taxable income in Israel, our effective tax rate will be a weighted average rate based on the applicable U.S., European, Australian and Israeli tax rates.

A.	Operating Results

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with accounting principles generally accepted in the United States, or GAAP. The below tables provide data for each of the years ended December 31, 2021 and 2020. The following discussion and analysis are based on our consolidated financial statements including the related notes, and should be read in conjunction with them. Our consolidated financial statements are provided in “Item 18 – Financial Statements”.

For discussion related to our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, refer to Part I, Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2020, which was originally filed with the SEC on March 2, 2021, and subsequently by amendment on March 8, 2021.

Comparison of Period to Period Results of Operations

Results of Operations

The following tables summarize our results of operations in dollars and as a percentage of our total revenues for the periods indicated. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
	2020		2021
	Amount	%	Amount	%
	(Dollars in thousands)
Revenues:
Product	$38,690	38.4%	$46,593	42.0%
Maintenance and professional services	62,144	61.6	64,356	58.0
Total revenues	100,834	100.0	110,949	100.0
Cost of revenues:
Product	2,940	2.9	3,291	3.0
Maintenance and professional services	17,307	17.2	19,821	17.9
Total cost of revenues(1)	20,247	20.1	23,112	20.8
Gross profit	80,587	79.9	87,837	79.2
Operating expenses:
Research and development(1)	34,978	34.7	39,584	35.7
Sales and marketing(1)	59,484	59.0	60,378	54.4
General and administrative(1)	20,050	19.9	24,204	21.8
Total operating expenses	114,512	113.6	124,166	111.9
Operating loss	$(33,925)	(33.6)	$(36,329)	(32.7)
Financial income (loss), net	114	0.1	(1,104)	(1.0)
Loss before taxes on income	$(33,811)	(33.5)	$(37,433)	(33.7)
Taxes on income	(1,595)	(1.6)	507	(0.5)
Net loss	$(35,406)	35.1%	$(36,926)	(33.3)%

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2020	2021
	(in thousands)
Share-based Compensation Expense:
Cost of revenues	$2,024	$1,812
Research and development	4,437	3,867
Sales and marketing	4,635	3,772
General and administrative	3,929	4,445
Total share-based compensation expenses	$15,025	$13,896

Comparison of the Years Ended December 31, 2020 and 2021

Revenues

	Year ended December 31,
	2020	2021	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Revenues:
Product	$38,690	$46,593	$7,903	20.4%
Maintenance and support	50,794	53,975	3,181	6.3%
Professional services	11,350	10,381	(969)	(8.5)%
Total revenues	$100,834	$110,949	$10,115	10.0%

Revenues increased by $10.1 million, or 10.0%, from $100.8 million in 2020 to $110.9 million in 2021. The increase in total revenues was driven by an increase in product and maintenance and support revenues across all regions and was partially offset by decrease in professional services revenues. The increase in total revenues was also reflected by $9.9 million increase in revenues from existing customers.

Product revenues increased by $7.9 million, or 20.4%, from $38.7 million in 2020 to $46.6 million in 2021. This increase was driven by increase sales volumes to new and existing customers, which increased by $2.2 million and $5.7 million, respectively. The substantial majority of our product revenues was attributable to sales of term-based subscription licenses.

Maintenance and support revenues grew by $3.2 million, or 6.3%, from $50.8 million in 2020 to $54.0 million in 2021. This increase was driven by revenues from maintenance and support contracts renewals, which accounted for $3.8 million of this increase partially offsets from initial maintenance and support contracts which accounted for $0.6 million decrease.

Professional services revenues decreased by $1.0 million, or 8.5%, from $11.4 million in 2020 to $10.4 million in 2021. This decrease was attributable to the timing of projects deployment by our professional services teams and the customers.

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of our revenues by region for the periods indicated:

	Year ended December 31,
	2020		2021
	Amount	%	Amount	%
	(in thousands)
Americas	$54,645	54.2%	$56,908	51.3%
EMEA	40,114	39.8	46,980	42.3
APAC	6,075	6.0	7,061	6.4
Total	$100,834	100.0%	$110,949	100%

The Americas accounted for the majority of our revenues in each of the years ended December 31, 2020 and 2021. EMEA also accounted for a significant portion of our revenues in each of the years ended December 31, 2020 and 2021, with revenues generated in Germany representing 29% and 30%, respectively, of EMEA revenues.

Cost of Revenues

	Year ended December 31,
	2020	2021	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenues:

Product	$2,940	3,291	$351	11.9%
Maintenance and professional services	17,307	19,821	2,514	14.5
Total cost of revenues	$20,247	23,112	$2,865	14.2%

Cost of revenues increased by $2.9 million, or 14.2%, from $20.2 million in 2020 to $23.1 million in 2021. This increase was primarily driven by the increase in compensation costs and hardware related costs.

Cost of product revenues increased by $0.4 million, or 12%, from $2.9 million in 2020 to $3.3 million in 2021.

Cost of maintenance and professional services revenues increased by $2.5 million, or 14.5%, from $17.3 million in 2020 to $19.8 million in 2021. The increase in cost of maintenance and professional services revenues was driven primarily by an increase in increase in compensation costs resulting from salary updates and an increase of the number of employees on our services, support and fulfillment teams on an annual-average basis, as well as an increase in related overhead costs, as we remain committed to support our increased sales of our services offerings.

Gross Profit

	Year ended December 31,
	2020		2021		Gross Profit Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Amount	%
Gross profit	$80,587	79.9%	$87,837	79.2%	$7,250	(0.9)%

Gross profit decreased by $7.3 million, or 0.7%, from $80.6 million in 2020 to $87.8 million in 2021. Gross margins decreased from 79.9% to 79.2% during the same period. This decrease was driven by as higher costs of revenues in 2021 compared to 2020, as discussed above.

Operating Expenses

	Year ended December 31,
	2020	2021	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Operating expenses:
Research and development	$34,978	$39,584	$4,606	13.2%
Sales and marketing	59,484	60,378	894	1.5
General and administrative	20,050	24,204	4,154	20.7
Total operating expenses	$114,512	$124,166	$9,654	8.4%

Total operating expenses increased by $9.7 million, or 8.4%, from $114.5 million in 2020 to $124.2 million in 2021.

Research and Development. Research and development expenses increased by $4.6 million, or 13.2%, from $35.0 million in 2020 to $39.6 million in 2021. This increase was primarily attributable to an increase of $4.3 million in compensation expenses. The increase in compensation expenses was primarily driven by salary updates, and unfavorable impact of foreign exchange rate fluctuations (mainly the NIS in relation to the U.S. dollar). The increase in research and development expenses reflects our plans to invest in strategic initiatives that further strengthen our technology platform and enhance our current and future product and service offerings in a competitive environment.

Sales and Marketing. Sales and marketing expenses increased by $0.9 million, or 1.5%, from $59.5 million in 2020 to $60.4 million in 2021. This increase was primarily attributable to an increase of $0.8 million in compensation expenses and an increase of $0.6 million for investments in marketing programs. This increase was partially offset by a decrease in travel expenses.

General and Administrative. General and administrative expenses increased by $4.2 million, or 20.7%, from $20.1 million in 2020 to $24.2 million in 2021. This increase was primarily attributable to an increase of $2.9 million in compensation costs, which includes a $0.4 million increase in share-based compensation expense as we grew our general and administrative teams in order to scale and support the business needs as a public company. Our general and administrative headcount has increased from 63 in 2020 to 68 in 2021, on an annual-average basis. The remaining increase in general and administrative expense of $1.2 million was primarily due to increase in our directors and officers insurance, as well as accounting and legal and allocated IT and facilities costs.

Financial Income (expense), Net

	Year ended December 31,
	2020	2021	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Financial Income (expense), net	$114	$(1,104)	$(1,218)	(1,068)%

Financial expense, net for the year ended December 31, 2021 were $1.1 million. Financial income, net for the year ended December 31, 2020 were $0.1 million. Our financial income (expense), net was impacted by exchange rate fluctuations in the foreign currencies against the U.S. dollar and our derivatives and hedging activities, which resulted in an expense of $0.9 million for the year ended December 31, 2021 compared to minimal financial expense, net in the year ended December 31, 2020.

Taxes on Income

	Year ended December 31,
	2020	2021	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Taxes on income	$(1,595)	$507	$2,102	(132)%

Taxes on income for the year ended December 31, 2020 amounted to $1.6 million. Income tax benefit for the year ended December 31, 2021 amounted to $0.5 million. Our effective tax rate in 2021 was primarily impacted by tax benefits associated with stock-based compensation of our US subsidiary and our full valuation allowance against potential future benefits for deferred tax assets of our Israeli entity, including loss carryforwards generated in Israel.

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

We sell our on-premises software licenses through both perpetual and term-based license agreements. Our products offer the same functionality whether our customers receive them through a perpetual or term-based license. We deliver our software licenses electronically. Electronic delivery occurs when we provide the channel partner or customer with access to our software and license key via a secure portal. We generally recognize revenues from on-premises software licenses upfront when we make the software available to the channel partner or, if we are selling directly, customer. We recognize hardware sales upon delivery.

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

B.	Liquidity and Capital Resources

As of December 31, 2021, we had $89.4 million of cash and cash equivalents, restricted bank deposits, short-term marketable securities and long-term marketable securities, compared to $104.0 million as of December 31, 2020. The majority of our cash and cash equivalents, restricted bank deposits and marketable securities are held in banks in Israel and the United States. Our marketable securities primarily consist of highly-rated corporate debt securities and U.S. government agency securities. We believe that our existing cash and cash equivalents, restricted bank deposits, short-term marketable securities and long-term marketable securities will be sufficient to fund our operations, as well as our working capital and capital expenditures needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, which may be impacted, among other factors, by our transition to term-based subscription license business model, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our products and services. For information on our future operating lease obligations, including beyond the next 12 months, see Note 7 to our consolidated financial statements included elsewhere in this annual report.

For discussion related to our financial condition for the year ended December 31, 2019, refer to Part I, Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2020, which was originally filed with the SEC on March 2, 2021, and subsequently by amendment on March 8, 2021.

Net Cash Used in Operating Activities

Cash used by operating activities was $14.2 million for the year ended December 31, 2021. This was primarily due to an increased net loss of $36.9 million adjusted by non-cash charges of $16.3 million, primarily relating to share-based compensation of $13.9 million and depreciation expense of $1.9 million, as well as a favorable impact of $6.4 million resulting from the net changes in our operating assets and liabilities. Changes in operating assets and liabilities included (i) a $9.4 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support  sales and (ii) a $3.6 million increase in employee and payroll accrued expenses offset by (a) a $2.2 million increase in prepaid expenses and other current assets, (b) a $2.5 million increase in accounts receivables and (c) a $2.3 million increase in deferred costs.

Cash used by operating activities was $17.4 million for the year ended December 31, 2020. This was primarily due to an increased net loss of $35.4 million adjusted by non-cash charges of $15.6 million, primarily relating to share-based compensation of $15.0 million and depreciation expense, as well as a favorable impact of $2.4 million resulting from the net changes in our operating assets and liabilities. Changes in operating assets and liabilities included (i) a $2.2 million increase in deferred revenues representing unearned amounts resulting primarily from increased maintenance and support sales and (ii) a $4.3 million increase in employee and payroll accrued expenses and operating lease liabilities, net, partially offset by (a) a $2.6 million increase in deferred taxes and other non-current assets, (b) a $0.5 million increase in accounts receivables and (c) a $0.7 million decrease in trade payables and other accounts payables.

Net Cash Used in Investing Activities

Investing activities for the year ended December 31, 2021 have consisted primarily of investment in capital expenditures to purchase property and equipment.

During the year ended December 31, 2021, net cash used in investing activities was $1.5 million was attributable to purchase of capital expenditures to purchase property and equipment of $1.7 million, partially offset by net proceeds of marketable securities of $0.2 million.

During the year ended December 31, 2020, net cash used in investing activities was $44.4 million was attributable to net purchases of marketable securities of $42.3 million and $2.1 million purchase of capital expenditures to purchase property and equipment for our leased offices.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1.9 million in the year ended December 31, 2021, consisting of $2.4 million in proceeds from the exercise of employee share options, partially offset by the changes in its related withholding amounts.

Net cash provided by financing activities was $0.7 million in the year ended December 31, 2020, consisting of $1.4 million in proceeds from the exercise of employee share options, partially offset by the changes in its related withholding amounts.

C.    Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel. As of December 31, 2021 our research and development personnel included 181 employees and contractors.

For a description of our research and development policies, see “Item 4.B. Business Overview—Research and development.”

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

See “Application of Critical Accounting Policies and Estimates” in “Item 5.A. Operating Review and Financial Prospects—Operating results.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors:

Name	Age	Position
Executive Officers
Reuven Kitov	48	Chief Executive Officer, Co-Founder and Chairman of the Board
Reuven Harrison	52	Chief Technology Officer, Co-Founder and Director
Jack Wakileh	50	Chief Financial Officer
Yoram Gronich	53	Senior Vice President of Products and Engineering
Shay Dayan	40	Vice President of Research and Development
Raymond Brancato	57	Chief Revenue Officer

Non-Employee Directors
Tom Schodorf (1)(4)	63	Lead Independent Director
Ohad Finkelstein (4)	61	Director
Yuval Shachar (3)(4)	59	Director
Yair Shamir (3)(4)	76	Director
Edouard Cukierman (4)	57	Director
Peter Campbell (1)(2)(4)	57	Director
Dafna Gruber (1)(2)(3)(4)	57	Director
Brian Gumbel (2)(4)	46	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.
(4)	Independent director under NYSE rules.

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

Yoram Gronich is our Senior Vice President of Products and Engineering, which position he has held since September 2021. Before that, he was our Vice President of Research and Development from September 2008 to September 2021. Prior to joining Tufin, Mr. Gronich held software management and engineering positions at Symantec Corporation from 2005 to 2008 and project management and team leader roles at Check Point Software Technologies, Inc. from 2002 to 2005. Mr. Gronich holds a Master of Science degree in Electrical Engineering and a Bachelor of Science degree in Physics and Computer Science each from Tel Aviv University in Israel.

Shay Dayan is our Vice President of Research and Development, which position he has held since September 2021. Prior to that and since August 2009, Mr. Dayan held several roles in Tufin’s research and development department, including Team Leader, Group Manager, Chief Architect, Director of system architecture and Chief Technology Officer of cloud products. From August 2006 until August 2009, he was a development Team Leader at Radware Ltd. Mr. Dayan holds a Bachelor of Science degree in Computer Science from Tel Aviv University in Israel.

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

Tom Schodorf  has served as a member of our board of directors since 2019. Mr. Schodorf founded View Consulting LLC, specializing in advisory services for the technology industry, in 2014. He previously served as Senior Vice President of Sales and Field Operations of Splunk Inc. (traded on Nasdaq) from October 2009 to March 2014, and prior to that, he held various sales and executive management positions at BMC Software and IBM. Mr. Schodorf has also been a director of Quali and Behavox since 2021, of Egnyte since 2018 where he is a member of the Compensation Committee, of OutSystems since 2017 where he is also Chairman of the Compensation Committee, of Rapid7 since 2016 where he is a member of the Compensation Committee, and of Kaseya since 2014. Mr. Schodorf holds a Masters of Business Administration degree from the University of Dayton in Dayton, Ohio and a Bachelor of Science in Business Administration from the Ohio State University in Columbus, Ohio.

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

Peter Campbell has served as a director since 2019 and served as an external director under the Israeli Companies Law between July 2019 and May 2020. Mr. Campbell served as Chief Financial Officer of Mimecast Ltd. (traded on Nasdaq) from 2006 to 2019, where he also served as a director from 2007 to 2015. He previously served as Chief Financial Officer of SR Telecom Inc., where he was employed from 2002 to 2006. Prior to that, Mr. Campbell was an auditor at Ernst & Young LLP in Canada. Mr. Campbell is currently a director and chairman of the audit committee of Latch inc. (traded on Nasdaq) and a director and chairman of the audit committee of Dataiku. Mr. Campbell holds a Bachelor of Commerce degree and a Graduate Diploma in accounting from the John Molson School of Business at Concordia University in Canada, where he also served as a lecturer.

Dafna Gruber has served as a member of our board of directors since 2019 and served as an external director, as such term is defined under the Israeli Companies Law. Ms. Gruber serves as the chief financial officer of Netafim Ltd., a private company. Prior to that as chief financial officer in various companies including Aqua security Ltd. Landa Corporation Ltd. and Clal Industries Ltd.  From 2007 until 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on Nasdaq and TASE. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as chief financial officer. Ms. Gruber currently serves as an external director or independent director of several public companies, including Nova Measuring Instruments Ltd, ICL group Ltd and Cellebrite DI Ltd.  Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

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

Compensation of Directors and Executive Officers

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, to our directors and executive officers with respect to the year ended December 31, 2021, was $8.2 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation paid to our five most highly compensated office holders (as defined in the Israeli Companies Law and described under “Board Practices—Disclosure of Compensation of Executive Officers” below) during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total

Raymond Brancato, Chief Revenue Officer	$320,075	$59,485	$351,726	$1,473,151	$2,204,437
Reuven Kitov, Chief Executive Officer	$300,000	$46,297	$288,667	$658,937	$1,293,901
Jack Wakileh, Chief Financial Officer	$289,966	$139,162	$130,322	$460,938	$1,020,388
Yoram Gronich, Senior Vice President of Products and Engineering	$266,362	$124,945	$70,173	$388,992	$850,472
Reuven Harrison, Chief Technology Officer	$269,731	$69,711	$84,097	$340,314	$763,853

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

(2)
All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2021.

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

(4)	Amounts reported in this column refer to Variable Compensation such as earned commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2021.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements, which are included in this annual report.

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

Equity Incentive Plans

2007 Israeli Share Option Plan

Effective Date and Shares Reserved.

On October 21, 2007, our board of directors adopted the 2007 Israeli Share Option Plan(the “2007 Plan”). The 2007 Plan generally allowed us to grant options to our employees, directors, officers, consultants, advisors and any other person providing services to us or any of our affiliates. In May 2017, we extended the terms of options held by certain holders under the 2007 Plan by an additional 10 years. Unless earlier terminated pursuant to the original terms of the 2007 Plan, all granted but unexercised options will expire and cease to be exercisable at 5:00 p.m. Israel time on the 10th anniversary of the vesting commencement date of such options. We no longer make awards under the 2007 Plan. As of February 23, 2022, options to purchase a total of 2,047,600 shares were outstanding under the 2007 Plan.

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

Israeli Tax Law. Unless otherwise determined by the administrator, any underlying shares issued upon exercise of options (granted through the “capital gains track through a trustee” in accordance with Section 102(b)(2) of the Israeli Income Tax Ordinance (New Version), 1961(the “Israeli Tax Ordinance”), will be held by a trustee until the lapse of the holding period (as defined in the 2007 Plan), or, subject to a tax ruling, until the earlier of a merger (as defined in the 2007 Plan) or an initial public offering. We appointed a trustee to hold the allocated options and underlying shares issued upon the exercise off such options in a trust on behalf of each applicable Israeli grantee. No underlying shares or additional rights we issue to the trustee will be held for a period longer than 20 years after the end of the term of the options.

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

2008 U.S. Stock Plan

Effective Date and Shares Reserved. On May 25, 2008, our board of directors adopted the 2008 U.S. Stock Plan(the “2008 Plan”). The 2008 Plan generally allowed us to grant no statutory share options, incentive share options that satisfied the requirements of Section 422 of the Code, and the sale or award of shares to our employees, outside directors and consultants and those of Tufin Software North America, Inc., as well as any of our other subsidiaries. We no longer make awards under the 2008 Plan. As of February 23, 2022, options to purchase a total of 343,658 shares were outstanding under the 2008 Plan.

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

2018 U.S. Equity-Based Incentive Plan

Effective Date and Shares Reserved. On April 9, 2018, our board of directors adopted the 2018 U.S. Equity-Based Incentive Plan (the “2018 Plan”). The 2018 Plan generally allowed us to grant options to our employees, directors, executive officers, consultants, advisors and any other person providing services to us or any of our affiliates who are U.S. citizens or who are resident aliens of the United States for U.S. federal income tax purposes. We no longer make awards under the 2018 Plan. As of February 23, 2022 options to purchase a total of 79,778 shares were outstanding under the 2018 Plan.

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

2019 Equity-Based Incentive Plan

Effective Date and Shares Reserved. On February 28, 2019, our board of directors approved our 2019 Equity-Based Incentive Plan(the “2019 Plan”), which became effective upon shareholder approval on March 21, 2019. Our 2019 Plan replaced our 2007 Plan and our 2018 Plan(the “Prior Plans”), under which further grants will not be made. The 2019 Plan generally allows for the grant of options, restricted shares, restricted share units and other share-based awards to our and our affiliates’ employees, directors, officers, consultants and advisors. The 2019 Plan enables us to issue awards under varying tax regimes, including Section 102 and Section 3(i) awards pursuant to the Israeli Tax Ordinance and incentive stock options within the meaning of Section 422 of the Code. The maximum aggregate number of shares that may be issued pursuant to awards under the 2019 Plan is the sum of (a) 1,833,333 shares plus (b) on January 1 of each calendar year during the term of the 2019 Plan commencing in 2020, a number of shares equal to the lesser of: (i) an amount determined by our board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 5% of the total number of shares outstanding on December 31 of the immediately preceding calendar year and (iii) 5,000,000 shares.

Additionally, any share (i) underlying an award under the 2019 Plan or the Prior Plans (in an amount not to exceed 813,515 shares under the Prior Plans) that has expired, or was canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, (ii) tendered to pay the exercise price of an award (or the exercise price or other purchase price of any option or other award under the Prior Plans), or withholding tax obligations with respect to an award (or any awards under the Prior Plans), or (iii) subject to an award (or any award under the Prior Plans) that is not delivered to a grantee because such shares are withheld to pay the exercise price (or of any award under the Prior Plans), or withholding tax obligations with respect to such award (or such other award) will automatically be available for grant under the 2019 Plan. As of February 23, 2022, options to purchase a total of 2,068,509 shares and 2,453,049   unvested RSUs were outstanding under the 2019 Plan. In addition, our board of directors approved the grant of 1,679,300 RSUs to certain of our employees, which grant became effective on March 1, 2022.

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

Corporate Governance Practices

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on NYSE, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor. This is the case even though our shares are not listed on a stock exchange in Israel. Subject to certain exceptions, these requirements are in addition to the corporate governance requirements imposed by NYSE rules and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer). Under NYSE rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable NYSE corporate governance requirements, except for certain matters, including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We currently comply with the rules generally applicable to U.S. domestic companies listed on NYSE. We may in the future decide to use the foreign private issuer exemption with respect to certain NYSE corporate governance requirements.

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

Other than any founder director, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of 1/3 of the total number of directors constituting the entire board of directors (other than any founder director). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office of only one class of directors will expire. Each director, aside from any founder director, holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 66 2/3% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated articles of association.

Our directors who are not founder directors are divided among the three classes as follows:

•	the Class I directors consist of Edouard Cukierman, Reuven Harrison and Yuval Shachar, and their terms will expire at our annual general meeting of shareholders to be held in 2023;

•	the Class II directors, consist of Ohad Finkelstein, Reuven Kitov and Brian Gumbel and their terms will expire at our annual general meeting of shareholders to be held in 2024; and

•	the Class III directors consist of Yair Shamir, Tom Schodorf, Dafna Gruber and Peter Campbell and their terms will expire at our annual general meeting of shareholders to be held in 2022.

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on NYSE, are required to appoint at least two external directors.

Pursuant to regulations enacted under the Israeli Companies Law, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including NYSE, that do not have a controlling shareholder (as such term is defined in the Israeli Companies Law), may, subject to certain conditions, elect to “opt-out” of the requirements of the Israeli Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In May 2020, our board of directors elected to opt-out of the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee.

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Israeli Companies Law), (ii) our shares are traded on a U.S. stock exchange, including NYSE, and (iii) we comply with NYSE rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Israeli Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

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

Under our amended and restated articles of association, our board of directors may appoint new directors to fill vacancies (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum required in our amended and restated articles of association). Our amended and restated articles of association provide that the term of a director appointed by our board of directors to fill any vacancy will be for the remaining term of office of the director(s) whose office(s) have been vacated. See “Item 6.C. Board Practices—External Directors” for a description of the exemption from the requirements under the Israeli Companies Law to appoint external directors.

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

Our audit committee consists of Dafna Gruber, Peter Campbell and Tom Schodorf. Peter Campbell serves as the chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NYSE corporate governance rules. Our board of directors has determined in its business judgment that each of Peter Campbell and Dafna Gruber are audit committee financial experts as defined by the SEC rules and has the requisite accounting or related financial management expertise as required by NYSE corporate governance requirements. Each of Dafna Gruber, Peter Campbell and Tom Schodorf is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and NYSE corporate governance requirements for audit committee members.

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

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must appoint a compensation committee. Our compensation committee consists of three independent directors, Peter Campbell, Dafna Gruber and Brian Gumbel. Peter Campbell serves as the chairman of our compensation committee.

Listing Requirements

Under SEC and NYSE rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard or the requirements general for a compensation committee, our board of directors has determined that all of our compensation committee members meet this heightened standard and other independence requirements. Each of Peter Campbell, Dafna Gruber and Brian Gumbel is “independent” under the NYSE corporate governance requirements for compensation committee members.

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

Our compensation policy, which was adopted and approved on March 21, 2019 and amended on July 29, 2020 and July 15, 2021, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

Listing Requirements

Under NYSE corporate governance requirements, we are required to maintain a nominating and corporate governance committee composed only of independent directors, but may opt out as a foreign private issuer. Our board of directors has determined that all of our nominating and corporate governance committee members meet such standards. Each of Dafna Gruber, Yuval Schachar and Yair Shamir is “independent” under NYSE corporate governance requirements.

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

Any such transaction for which the term is more than three years must be approved in the same manner every three years, unless with respect to certain transactions as permitted by the Israeli Companies Law, the audit committee has determined that a longer term is reasonable under the circumstances. In addition, transactions with a controlling shareholder or a controlling shareholder’s relative who serves as an executive officer in a company, directly or indirectly (including through a corporation under his control), involving the receipt of services by a company or their compensation can have a term of five years from the company’s initial public offering under certain circumstances.

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

Compensation of Directors and Executive Officers

Directors. Under the Israeli Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Israeli Companies Law have been considered by the compensation committee and board of directors, and provided that shareholder approval is obtained by the Compensation Special Majority Requirement.

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

As of December 31, 2021, we had 542 employees, independent consultants and independent contractors, of which 282 were in located in Israel, 159 were located in the United States, 27 were located in the United Kingdom and approximately 74 were located across 19 other countries. Set forth below is a breakdown of our global workforce of employees, independent consultants and independent contractors by category of activity as of the dates indicated:

	As of December 31,
	2019	2020	2021
Services, support and fulfillment	98	97	100
Research and development	187	177	171
Sales and marketing	223	194	198
General and administrative	60	65	73
Total	568	533	542

With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all Israeli employees, which cover potential severance pay obligations.

Extension orders issued by the Israeli Ministry of Economy and Industry (formerly the Israeli Ministry of Industry, Trade and Labor) apply to our employees in Israel and affect matters such as, living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 23, 2022 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 23, 2022 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 37,921,019 ordinary shares outstanding as of February 23, 2022.

As of February 23, 2022, we had 5 holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held an aggregate of 33,996,364, or 89.7%, of our ordinary shares outstanding as of February 23, 2022. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident, since many of these ordinary shares were held by brokers or other nominees.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Item 10.B. Memorandum and Articles of Association—Voting Rights and Conversion.” Unless otherwise noted below, each shareholder’s address is Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Directors and Executive Officers
Reuven Kitov (1)	1,971,853	5.2%
Reuven Harrison	1,736,191	4.6%
Jack Wakileh	*	*
Yoram Gronich	*	*
Shay Dayan	*	*
Raymond Brancato	*	*
Ohad Finkelstein (2)	500,280	1.3%
Yuval Shachar (3)	623,147	1.6%
Yair Shamir	*	*
Edouard Cukierman	*	*
Peter Campbell	*	*
Dafna Gruber	*	*
Tom Schodorf	*	*
Brian Gumbel	*	*
All directors and executive officers as a group (14 persons) (4)	4,552,493	12.0%
Principal Shareholders

ETF Managers Group LLC (5)	2,745,165	7.2%

EVR Research LP (6)	2,360,000	6.1%

_______________________
*	Less than 1%.
(1)	Includes 639,350 shares held in trust for family members over which Reuven Kitov is the beneficial owner.
(2)
Includes 473,968 shares Ohad Finkelstein may be deemed to beneficially own through entities affiliated with Marker LLC and 10,638 shares issuable upon the exercise of options exercisable within 60 days of February 23, 2022.

(3)
Includes 473,968 shares Yuval Shachar may be deemed to beneficially own through entities affiliated with Marker LLC and 60,360 shares issuable upon the exercise of options exercisable within 60 days of February 23, 2022.

(4)	See notes 1 through 3 above. Includes 4,625,638 ordinary shares and 122,500 shares issuable upon the exercise of options exercisable within 60 days of February 23, 2022.
(5)
The information in the table above concerning the number of shares beneficially owned by ETF Managers Group LLC, was obtained from a Schedule 13G/A filed with the SEC by ETF Managers Group LLC on December 22, 2021 reporting beneficial ownership at December 17, 2021. The address of the foregoing entity is ETF Managers Group LLC, 30 Maple Street, Suite 2, Summit, NJ 07091.

(6)
The information in the table above concerning the number of ordinary shares beneficially owned by EVR Master Fund, LP was obtained from a Schedule 13G/A filed with the SEC by EVR Research LP and EVR Master Fund, LP on February 28, 2022 reporting beneficial ownership as of such date, and includes 1,630,000 ordinary shares and call options exercisable into 730,000 ordinary shares held by EVR Master Fund, LP. EVR Research LP, as the investment manager of EVR Master Fund, LP and certain other funds, may be deemed an indirect beneficial owner of the ordinary shares. Benjamin Wolf Joffe is the managing member of the general partner of EVR Research LP and exercises investment discretion with respect to these ordinary shares held directly by EVR Master Fund, LP and certain other funds. The address of EVR Research LP is 411 Libbie Avenue, Suite 3, Richmond, VA 23226, and the address for EVR Master Fund, LP is 411 Libbie Avenue, Suite 3, Richmond, VA 23226.

Changes in Ownership

Immediately after our IPO, entities affiliated with Catalyst Private Equity Partners (II), Limited Partnership and Marker LLC owned approximately 19% and 21% of our outstanding ordinary shares, respectively. As a result of various sell-downs and distributions to their limited partners and members over time, these entities decreased their ownership of our ordinary shares, and eventually ceased to be 5% beneficial owners of our outstanding ordinary shares in the fiscal year ended December 31, 2021.

B.	Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2021, to which we were or will be a party and are reportable as related party transactions under Item 7.B of Form 20-F.

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

Rights of Appointment

Our current board of directors consists of ten directors. Our founders, Reuven Kitov and Reuven Harrison, have agreed that Reuven Kitov will designate the director that our founders are permitted to jointly appoint under certain circumstances for so long as our founders share such designation right as set forth in our amended and restated articles of association. See “Item 6.C. Board Practices—Appointment Rights.” Otherwise, as of the date of this annual report, we are not a party to, and are not aware of, any voting or board appointment agreements among our shareholders.

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

The following table provides information as of February 23, 2022, regarding the outstanding unvested RSUs for our ordinary shares granted to our directors and executive officers that, in each case, beneficially own 1% or more of our ordinary shares:

Name/Title	Number of Shares Underlying RSUs
Reuven Kitov, Chief Executive Officer, Chairman of the Board of Directors and Co-Founder	187,500
Reuven Harrison, Chief Technology Officer and Co-Founder	85,000

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

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. For more information on major pending legal proceedings, see Note 14 to our consolidated financial statements under “Legal Proceedings.”

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

B. Significant Changes

No significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares commenced trading on NYSE on April 11, 2019. Prior to that date, no public market existed for our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on NYSE under the symbol “TUFN”.

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

Certain Israeli Tax Consequences

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the year ended December 31, 2021 (in 2019 and 2020 the corporate tax rate was also 23%). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as defined below) may be considerably less.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period, will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the otherwise applicable corporate tax rate (while taking into account the entitlement for reduced rates under the Investment Law . Dividends paid to Israeli shareholders out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15%, or or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and which are actually paid at any time up to 12 years thereafter (except with respect to an FIC, in which case the 12-year limit does not apply).

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

Dividends paid to Israeli shareholders out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%), or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise to Israeli shareholders, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%), or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company holding, alone or together with other foreign companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4%.

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

Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a Significant Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of the sale or at any time during the preceding 12-month period), such gain will be taxed at a rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differences on securities, the capital gain on the sale of the securities will be liable to a rate of 30%.

Real Capital Gain derived by corporations will be generally subject to the regular corporate tax rate (23% since 2018 and thereafter).

Individual shareholders whose income from the sale of securities is considered as business income are taxed at the marginal tax rates applicable to business income (up to 47% in 2021, not including the Excess Tax).

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

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israeli Tax Ordinance from Israeli capital gain tax provided, among other things, that (1) The shareholders do not have a permanent establishment in Israel to which the derived capital gain is attributed; (2) At the time of the sale, the shares are not listed on the Israeli stock exchange; (3) The shares were not acquired from a relative or as a part of an exempt reorganization; (4) The main value of the disposed company’s assets does not consist of rights in real estate or real estate association at the purchase date and during the two years preceding the time of the sale. Also, the value is not originated from the exploitation of natural resources in Israel (detailed rules apply). However, non-Israeli corporations will not be entitled to the foregoing exemption if more than 25% of its means of control are held, directly and indirectly, by Israeli residents, or Israeli residents are entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Dividends

We have never paid cash dividends . A distribution of a dividend by our company to an Israeli shareholder from income attributed to an Approved Enterprise or Beneficiary Enterprise will generally be subject to withholding tax in Israel at a rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 15%, or such lower rate as may be provided in an applicable tax treaty). A distribution of a dividend by our company to an Israeli shareholder from income attributed to a Preferred Enterprise or a Preffered Technological Prefered Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals – 20%; Israeli resident companies – 0%; Non-Israeli residents – 20% subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate,or such a reduced rate under the provisions of any applicable double tax treaty. The withholding tax rates for income attributed to an Approved Enterprise, Beneficiary Enterprise,Preferred Enterprise, or Technological Prefered Enterprise as described above, will apply if the dividend is distributed during the tax benefits period under the Investment Law, or within 12 years after such period, except with respect to an FIC, in which case the 12-year limit does not apply. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved, Beneficiary, or Preferred income).

A distribution of dividends from income, which is not attributed to an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise or Technological Prefered Enterprose to an Israeli resident individual, will generally be subject to tax at a rate of 25%, or 30% if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will not be subject to Israeli tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 (for 2021), linked to the annual change in the Israeli consumer price index, including, but not limited to, income derived from dividends, interest and capital gains.

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

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”), will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

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

The Regulations generally apply to taxable years of shareholders beginning on or after January 14, 2021. A shareholder, however, may choose to apply such rules for any open taxable year beginning before January 14, 2021, provided that, with respect to a non-U.S. corporation being tested for PFIC status, the shareholder consistently applies certain of the provisions of the New Regulations and certain other Treasury Regulations for such year and all subsequent years. U.S. Holders should consult their own tax advisors regarding the impact and applicability of the New Regulations.

Based on our determination that our shares are properly treated as being publicly traded for the taxable year ended December 31, 2021 and our estimates of the fair market values of our assets, we believe that we should not be classified as a PFIC in the taxable year ended December 31, 2021. This determination is, however, subject to uncertainty. In particular, the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. It is possible that the IRS will disagree with the interpretation on which our belief about our PFIC status is based, and no ruling from the IRS concerning our PFIC status has been obtained or is currently planned to be requested. Moreover, because PFIC status is based on our income, assets, and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for any subsequent year until after the close of the relevant year. Accordingly, no assurances can be made regarding our PFIC status in one or more subsequent years. Our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year ended December 31, 2021 or for any other taxable year, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future. We will continue to determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. Holders.

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

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, ordinary shares will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The ordinary shares will be marketable stock as long as they remain listed on a qualified exchange, such as NYSE or  Nasdaq, and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

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

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit and intend to continue to submit to the SEC reports on Form 6-K containing unaudited quarterly financial information after the end of each fiscal quarter.

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

Foreign Currency Exchange Risk

We generate substantially all of our revenues in U.S. dollars. The majority of our operating expenses is incurred in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS, the Euro and, to a lesser extent, the British Pound.

Our statements of operations and cash flows could be adversely affected in the future due to changes in foreign exchange rates. For example, in the year ended December 31, 2021, a 10% decrease or increase in the relative value of the NIS against the U.S. dollar would have result in a $4.4 million loss or gain, respectively, on our consolidated statements of operations. In addition, in the year ended December 31, 2021, a 10% decrease or increase in the relative value of the Euro against the U.S. dollar would have result in a $0.9 million loss or gain, respectively, on our consolidated statements of operations.

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

As of December 31, 2021, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income might not meet our expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement on Form F-1 (File No. 333-196991) for our IPO of ordinary shares, par value NIS 0.01, was April 11, 2019. Our IPO commenced on March 6, 2019 and was closed on April 15, 2019. J.P. Morgan Securities LLC, Barclays Capital Inc. and Jefferies LLC were joint book-running managers for the IPO and representatives of the underwriters. Oppenheimer & Co. Inc., Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C. were co-managers for the IPO. We registered 7,700,000 ordinary shares in the IPO and granted the underwriters a 30-day over-allotment option to purchase up to 1,155,000 additional shares from us to cover over-allotments. The over-allotment was exercised in whole by the underwriters and these shares were closed on April 15, 2019.

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

From the effective date of the registration statement and until December 31, 2021, we had used approximately $23 million of the net proceeds of the IPO for working capital and general corporate purposes, including sales and marketing expenditures aimed at growing our business and research and development expenditures focused on product development. We may also use a portion of the net proceeds to hire additional personnel for our sales and marketing and research and development teams. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies.

None of the net proceeds of the IPO was paid directly or indirectly to any director or officer of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures (as that term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to the Company’s status as an emerging growth company, as defined in Rule 12b-2 of the Exchange Act.

D.	Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dafna Gruber and Peter Campbell are audit committee financial experts as defined by the SEC rules, have the requisite financial experience as defined by NYSE corporate governance rules and are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct and ethics applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Tufin Software Technologies Ltd. and all of its subsidiaries, and is available to investors and others on our website at http://investors.tufin.com or by contacting our investor relations department. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the code of conduct (including the code of ethics) applies to our chief executive officer, chief financial officer or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2021.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have recorded the following fees for professional services rendered by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, for the years ended December 31, 2020 and 2021:

	2020	2021
	(U.S. $ in thousands)
Audit Fees	$288	$277
Audit-Related Fees	—	—
Tax Fees	107	42
All Other Fees	—	—

Total	$395	$319

“Audit fees” include fees for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” include fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the applicable NYSE requirements for U.S. domestic issuers, provided that we disclose those NYSE rules with which we do not comply and the equivalent Israeli requirements that we follow instead. However, notwithstanding our ability to follow the corporate governance practices of our home country, Israel, we have elected to comply with NYSE corporate governance requirements that are applicable to U.S. domestic issuers. Nevertheless, we may, in the future, decide to rely on foreign private issuer exemptions and follow Israeli home country governance practices in lieu of complying with some or all NYSE corporate governance requirements, which may provide less protection to you than is accorded to investors of domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Information.”

ITEM 18. FINANCIAL STATEMENTS

See pages F-2 through F-34 of this annual report.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page
Report of Independent Registered Public Accounting Firm	F - 2

(PCAOB name: Kesselman & Kesselman C.P.A. and PCAOB ID 1309)

Consolidated Balance Sheets as of December 31, 2020 and 2021	F - 3
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2020 and 2021	F - 5
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Changes in Shareholders’ Equity (Deficit) as of December 31, 2019, 2020 and 2021	F - 6
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021	F - 7
Notes to Consolidated Financial Statements	F - 8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tufin Software Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tufin Software Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in redeemable convertible preferred shares and changes in shareholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Tel-Aviv, Israel March 7, 2022	/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2007.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	$58,449	$44,439
Marketable Securities - short term	19,586	18,177
Accounts receivable (net of allowance for credit losses of $85 at December 31, 2020 and December 31, 2021)	16,674	19,156
Prepaid expenses and other current assets	7,159	8,765
Total current assets	101,868	90,537
NON CURRENT ASSETS:
Long-term restricted bank deposits	3,268	3,251
Marketable Securities - long term	22,705	23,514
Property and equipment, net	4,502	5,007
Operating lease assets	18,802	16,457
Deferred costs	6,348	8,728
Deferred tax assets	1,346	2,533
Other non-current assets	1,512	1,366
Total non-current assets	58,483	60,856
Total assets	$160,351	$151,393

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Accounts payables	$4,147	$5,191
Employee and payroll accrued expenses	17,985	21,123
Other accounts payables	578	677
Operating lease liabilities – current	3,185	3,437
Deferred revenues	24,940	28,386
Total current liabilities	50,835	58,814
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,815	18,740
Non-current operating lease liabilities	20,240	17,837
Other non-current liabilities	1,282	1,681
Total non-current liabilities	34,337	38,258
Total liabilities	$85,172	$97,072
COMMITMENTS AND CONTINGENCIES (see note 14)
SHAREHOLDERS’ EQUITY:

Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2020 and December 31, 2021; 35,972,470 and 37,851,120 shares issued and outstanding at December 31, 2020 and December 31, 2021, respectively	148	157
Additional paid-in capital	178,864	195,041
Accumulated other comprehensive income (loss)	5	(113)
Accumulated deficit	(103,838)	(140,764)

TOTAL SHAREHOLDERS’ EQUITY	75,179	54,321
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$160,351	$151,393

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year Ended December 31,
	2019	2020	2021
Revenues:
Product	$47,365	$38,690	$46,593
Maintenance and professional services	55,905	62,144	64,356
Total revenues	103,270	100,834	110,949
Cost of revenues:
Product	2,716	2,940	3,291
Maintenance and professional services	17,141	17,307	19,821
Total cost of revenues	19,857	20,247	23,112
Gross profit	83,413	80,587	87,837
Operating expenses:
Research and development	31,571	34,978	39,584
Sales and marketing	63,981	59,484	60,378
General and administrative	14,884	20,050	24,204
Total operating expenses	110,436	114,512	124,166
Operating loss	$(27,023)	$(33,925)	$(36,329)
Financial income (expense), net	(85)	114	(1,104)
Loss before taxes on income	$(27,108)	$(33,811)	$(37,433)
Taxes on income	(1,011)	(1,595)	507
Net loss	$(28,119)	$(35,406)	$(36,926)

Basic and diluted net loss per ordinary share	$(1.04)	$(0.99)	$(0.99)
Weighted average number of shares used in computing net loss per share - basic and diluted (in thousands)	27,088	35,674	37,180

Comprehensive Loss

Net loss	$(28,119)	$(35,406)	$(36,926)
Other comprehensive income (loss):
Unrealized gain (loss) from available-for-sale securities	-	5	(118)

Total comprehensive loss	$(28,119)	$(35,401)	$(37,044)

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Redeemable Convertible Preferred Share		Ordinary Shares
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
Balance as of January 1, 2019	16,416,749	$26,699	8,265,988	30	10,337	-	(40,313)	(29,946)
Issuance of shares in connection with share-based compensation plans	-	-	1,674,044	7	2,289	-	-	2,296
Share-based compensation	-	-	-	-	10,927	-	-	10,927
Conversion of redeemable convertible preferred shares	(16,416,749)	(26,699)	16,416,749	70	26,629	-	-	26,699
Issuance of ordinary shares upon initial public offering, net	-	-	8,873,472	38	112,427	-	-	112,465
Net loss	-	-	-	-	-	-	(28,119)	(28,119)
Balance as of December 31, 2019	-	-	35,230,253	$145	$162,609	-	$(68,432)	$94,322
Issuance of shares in connection with share-based compensation plans	-	-	742,217	3	1,230	-	-	1,233
Share-based compensation	-	-	-	-	15,025	-	-	15,025
Other comprehensive income	-	-	-	-	-	5	-	5
Net loss	-	-	-	-	-	-	(35,406)	(35,406)
Balance as of December 31, 2020	-	-	35,972,470	$148	$178,864	$5	$(103,838)	$75,179
Issuance of shares in connection with share-based compensation plans	-	-	1,878,650	9	2,281	-	-	2,290
Share-based compensation	-	-	-	-	13,896	-	-	13,896
Other comprehensive income	-	-	-	-	-	(118)	-	(118)
Net loss	-	-	-	-	-	-	(36,926)	(36,926)
Balance as of December 31, 2021	-	-	37,851,120	157	195,041	(113)	(140,764)	54,321

The accompanying notes are an integral part of the consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(28,119)	$(35,406)	$(36,926)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,205	1,523	1,904
Share-based compensation	10,927	15,025	13,896
Amortization of premium and accretion of discount on marketable securities, net	-	95	308
Exchange rate differences on cash, cash equivalents and restricted cash	(712)	(1,146)	179
Other	28	-	-
Change in operating assets and liabilities items:
Accounts receivable, net	(1,506)	(452)	(2,482)
Prepaid expenses and other current assets	928	(2,640)	(2,174)
Deferred costs	(648)	(665)	(2,344)
Deferred taxes	(970)	313	(1,187)
Other non-current assets	(1,024)	62	146
Accounts payable	1,027	(247)	1,044
Employee and payroll accrued expenses	4,191	3,275	3,627
Other accounts payable and non-current liabilities	(1,923)	(416)	202
Net change in operating lease accounts	2,876	1,048	194
Deferred revenues	4,099	2,192	9,371

Net cash used in operating activities	(9,621)	(17,439)	(14,242)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(2,548)	(2,070)	(1,678)
Investment in marketable securities	-	(44,381)	(29,227)
Proceeds from maturities of marketable securities	-	2,069	29,414
Other investing activities	(173)	-	-

Net cash used in investing activities	(2,721)	(44,382)	(1,491)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriting discounts	115,292	-	-
Payments of offering costs related to initial public offering	(2,645)	-	-
Proceeds from exercise of stock options	2,081	1,376	2,374
Changes in proceeds from withholdings related to stock plans	1,255	(713)	(489)
Payment of long-term loan	(222)	-	-

Net cash provided by financing activities	115,761	663	1,885

Effect of exchange rate changes on cash, cash equivalents and restricted cash	712	1,146	(179)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	104,131	(60,012)	(14,027)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	17,598	121,729	61,717

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$121,729	$61,717	$47,690

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes	$1,578	$2,419	$409
Cash paid for interest	4	-	-

Non-cash investing and financing activities:

Property and equipment purchased but not yet paid	271	49	345
Unpaid offering costs	52	-	-
Operating lease liabilities arising from obtaining operating right of use assets	10,063	-	-
Conversion of redeemable convertible preferred shares	26,699	-	-
Exercise of share options	$228	$85	$1

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

The COVID-19 pandemic including the global emergence of new variants, continue to persist and create business and economic uncertainty and volatility in the global markets. The Company had made certain precautionary measures to its operations in order to help minimize the risk of its employees including employ a hybrid remote-work arrangement and suspend non-essential travels. The Company considered the impact of COVID-19 on its estimates and assumptions. As of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities.

The full impact of COVID-19 on the Company’s business, results of operations, and financial condition may depend on numerous evolving factors that are highly uncertain and cannot be accurately predicted. As additional information is obtained, the Company may be required to update its estimates and assumptions. Actual results could differ from those estimates and any such differences may be material to the Company’s financial statements. The Company will continue to monitor the evolving situation and will assess the relevant implications on its consolidated financial statements.

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

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.Marketable Securities

The Company accounts for its investments in marketable securities in accordance with ASC No. 320, “Investments—Debt Securities”. The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and re-evaluates the appropriate classifications at each balance sheet date. As of December 31, 2021, all of the Company’s investments in marketable debt securities are classified as available-for-sale. The Company’s available-for-sale marketable debt securities primarily consist of U.S. government, U.S. government agencies and corporate debt. Accordingly, the Company’s marketable debt securities are recorded at fair value on the balance sheet. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recorded in other comprehensive income (loss). Realized gains and losses on sale of marketable debt securities are included in financial income (expense), net in the consolidated statement of comprehensive loss. The cost of marketable securities sold is determined using the specific identification method. The amortized cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in the Company’s financial income (expenses), net in the consolidated statement of comprehensive loss. The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date.

When the estimated fair value of a debt security is below its amortized cost, the debt security is assessed using the Current Expected Credit Losses model (in accordance with ASU 2016-13) in order to determine what portion of that difference, if any, is caused by expected credit losses. The amortized cost of the debt security will be reduced to its fair value if it is more likely than not that the Company is required to sell the impaired security before recovery of its amortized cost basis, or it has the intention to sell the security. If neither of these conditions are met, the Company determines whether the impairment is due to credit losses by comparing the present value of the expected cash flows of the security with its amortized cost basis. The amount of impairment recognized is limited to the excess of the amortized cost over the fair value of the security. An allowance for credit losses for the excess of amortized cost over the expected cash flows is recognized in financial income (expense), net on the consolidated statements of comprehensive loss.

During the year ended December 31, 2021 and 2020, the Company did not recognize an allowance for credit losses on its available-for-sale marketable debt securities.

f.Accounts Receivable

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

The Company’s allowance for credit losses for its accounts receivable consists of the following activity:

	December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Beginning balance	$97	$77	$85
Charged to general and administrative	31	85	-
Accounts receivable write-off	(51)	(77)	-
Ending Balance	$77	$85	$85

When revenue recognition criteria are not met for a sale transaction that has been billed, the Company does not recognize deferred revenues on the balance sheet or the related contract assets. Accordingly, as of December 31, 2020 and 2021, $22,936 thousand and $26,100 thousand, respectively, were offset from contract assets and corresponding amounts were offset from deferred revenues (see Note 8).

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g.Long-term Restricted Bank Deposits

As of December 31, 2020 and 2021, the Company’s bank deposits were denominated mainly in U.S. dollars and NIS and bore yearly interest at weighted average deposits rates of 1.39% and 0.01%, respectively. These deposits are primarily used for collateralizing the Company’s lease contracts, credit cards and for the Company’s hedging activities.

Restricted bank deposits are classified based on the expected expiration date of the respective restriction. Bank deposits are presented at their cost, including accrued interest.

The Company’s long-term restricted bank deposits are included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows (see also Note 4 to the consolidated financial statements).

h.Leases

The Company determines if an arrangement is a lease at inception. If an arrangement is a lease, the Company determines whether it is an operating lease or a finance lease at the lease commencement date. As of December 31, 2020 and 2021, the Company did not have any finance leases. Operating leases are included in operating lease assets, operating lease liabilities – current, and non-current operating lease liabilities in the Company’s consolidated balance sheets.

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

j.Impairment of Long-Lived Assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2019, 2020 and 2021, no impairment triggering events were identified.

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

Expenses incurred under the Company’s severance and pension plans in connection with its Israeli employees, which represent the majority of the Company’s severance expense, for the years ended December 31, 2019, 2020 and 2021, were $3,091 thousands, $3,659 thousands and $4,343 thousands, respectively.

The Company’s subsidiary in the United States offers a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible employees as defined in the Plan. All eligible employees may elect to contribute up to an annual maximum, of the lesser of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $19,500 per year (for certain employees over 50 years of age the maximum contribution is $26,000 per year). Commencing 2021, the Company’s subsidiary in the United States, at its discretion, offers matching contributions equal to 3% of the employee's annual compensation. For the year ended December 31, 2021 the Company made 401(k) Plan contributions of approximately $135 thousands.

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

The Company generates revenues from selling (i) software license (perpetual and term-based), (ii) maintenance, (iii) hardware (iv) professional services and to a lesser extent (v) software as a service (“SaaS”) offerings which were immaterial for the years ended December 31, 2019, 2020 and 2021. The Company sells its products and services primarily through distributors and resellers and also through its direct sales force.

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

The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is less than a year.

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

During the year ended December 31, 2021 no stock options were granted. During the years ended December 31 2019 and 2020, the fair value of stock options granted to employees is estimated at the date of grant using the following assumptions:

The risk-free interest rate assumption is based on the implied yield curve, at the time of grant, on U.S. treasury zero-coupon issues with a remaining term equal to the expected term of the Company’s stock options. The dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts and may be subject to substantial changes in the future. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future. The expected share price volatility is based on the historical volatility of the ordinary shares of comparable companies that are publicly traded, as well as the historical volatility of the Company’s ordinary shares. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The expected option term is calculated using the simplified method, as the Company concludes that currently its historical share option exercise experience does not provide an adequate basis to estimate its expected option term. The fair value of the Company’s ordinary shares underlying the share-based awards for the period from January 1, 2019 to April 11, 2019, were estimated using the hybrid method which takes into consideration a probability-weighted of a non-IPO scenario (which is based on the income approach) and an IPO scenario. Commencing April 11, 2019, the Company’s ordinary shares are publicly traded and are measured based on the Company’s share price on the date of grant.

The fair value of the Company’s RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.

The Company recognizes compensation expenses for its share-based option awards and RSUs on the graded vesting attribution method over the requisite service period (primarily a four-year period).

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

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

q.Advertising Expense

Advertising expenses consist primarily of campaigns, tradeshows, digital advertising, branding and public relations. Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2019, 2020 and 2021, amounted to $5,522, $3,143 and $3,755 thousand, respectively.

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

2)Undistributed earnings of the Company's foreign subsidiaries, since the Company has the ability and intention to permanently reinvest these earnings and does not intend to distribute dividends from such income.

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

The total number of shares related to outstanding stock options, warrants to purchase ordinary shares and redeemable preferred shares that have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2019 was 7,507,811, 26,667 and 16,416,749 (out of which 27,778 shares represent receipt on account of preferred A shares), respectively. The total number of shares related to outstanding stock options and unvested RSUs that have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2020 was 6,930,143 and 1,311,702, respectively. The total number of shares related to outstanding stock options and unvested RSUs that have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2021 was 4,716,941 and 2,458,254, respectively.

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

As of December 31, 2020 and 2021, each of the following customers comprised more than 10% of the Company’s accounts receivable:

	December 31,
	2020	2021
Customer A	12%	17%
Customer B	16%	11%
Customer C	6%	11%
Customer D	11%	10%

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

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

y.Recently Adopted Accounting Standards

In December 2019, the Financial Accounting Standards Board ("FASB") issued ASU 2019-12 “Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes” (the “update”). The amendments in this update simplify the accounting for income taxes by removing the following exceptions in ASC 740: (1) exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; (2) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year.

In addition, the update also simplifies the accounting for income taxes in certain topics as follows: (1) requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; (2) requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction; (3) specifying that an entity can elect (rather than be required to) allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements; and (4) requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Company adopted ASU 2019-12 effective January 1, 2020 1, with no material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting". In addition, in January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform (Topic 848)- Scope". The amendments in these ASUs apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Together, these ASUs provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. These ASUs were effective upon issuance and may be applied prospectively to contract modifications and hedging relationships entered into or evaluated through December 31, 2022. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

z.Recently Issued Accounting Standards Not Yet Adopted

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832)- Disclosures by Business Entities about Government Assistance". This ASU requires annual disclosures for transactions with a government authority that are accounted for by applying a grant or contribution model. These amendments are effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:FAIR VALUE MEASUREMENT

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, on the consolidated balance sheet:

	December 31,
	2020	2021
	(U.S. $ in thousands)
	Level 2	Level 2
Assets:
Marketable securities	$42,291	$41,691
Foreign currency exchange derivative instruments	295	322
Liabilities:
Foreign currency exchange derivative instruments	8	37
	$42,578	$41,976

The Company’s marketable securities are classified as Level 2 as these assets are valued using observable data, either directly or indirectly, that may include quoted market prices for similar instruments, broker-dealer quotes, market spreads, nonbinding market prices that are corroborated by observable market data and other observable market information.

The Company’s foreign currency exchange derivative financial instruments are classified as Level 2, as they represent foreign currency forward and option contracts that are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward rates and spot prices for currencies (Level 2 inputs). The fair value of foreign currency exchange derivative instruments was estimated by obtaining current quotes from banks and third-party valuations.

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

	December 31,
	2020	2021
	(U.S. $ in thousands)
Cash and cash equivalents	$58,449	$44,439
Long-term restricted bank deposits	3,268	3,251
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$61,717	$47,690

Amounts included in restricted bank deposits represent those required to be set aside by a contractual agreement with lease, hedging and credit card transactions.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2020 and 2021:

	December 31, 2021
	(U.S. dollars in thousands)
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

U.S. government and agency debentures	$32,591	(97)	-	32,494
Corporate debentures	9,213	(16)	-	9,197
Total	$41,804	(113)	-	41,691

	December 31, 2020
	(U.S. dollars in thousands)
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

U.S. government and agency debentures	$32,578	$(5)	$1	$32,574
Corporate debentures	9,708	(1)	10	9,717
Total	$42,286	$(6)	$11	$42,291

	December 31, 2021
	(U.S. dollars in thousands)

	Amortized cost	Fair value

Due within one year	$18,217	$18,177
Due between one and two years	23,587	23,514
Total	$41,804	$41,691

	December 31, 2020
	(U.S. dollars in thousands)

	Amortized cost	Fair value

Due within one year	$19,585	$19,586
Due between one and two years	22,701	22,705
Total	$42,286	$42,291

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2021
	(U.S. $ in thousands)
Property and equipment, net:
Cost:
Furniture and fixtures	$1,883	$1,906
Computers and software	4,731	4,910
Leasehold improvements	907	907
Electronic equipment	2,374	3,251
	9,895	10,974
Less - Accumulated depreciation	5,393	5,967
	$4,502	$5,007

Depreciation expenses were $1,205 thousands, $ 1,523 thousands and $ 1,904 thousands in the years ended December 31, 2019, 2020 and 2021, respectively.

NOTE 7:LEASES

The Company entered into office lease arrangements where its administrative, research and development, support services and sales and marketing activities are located. Those lease arrangements have remaining terms of up to 8 years. As of December 31, 2021, the Company had operating lease right-of-use (“ROU”) assets of $16.5 million, of which $14.4 were located in Israel, and the remaining ROU assets were located in the United States.

The components of lease expense during the period presented were as follows:

	Year Ended December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Operating lease expense	$3,110	$3,791	$3,869
Short-term lease expense	786	545	269
Total lease expense	$3,896	$4,336	$4,138

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information related to operating leases during the period presented was as follows:

	Year Ended
	December 31, 2019	December 31, 2020	December 31, 2021
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,602	$4,169	$4,356
ROU assets obtained in exchange for lease liabilities:
Operating leases	10,063	$-	$-

Lease term and discount rate related to operating leases as of the period presented were as follows:

	Year Ended December 31,
	2019	2020	2021
Weighted-average remaining lease term (in years)	8.4	7.6	6.7
Weighted-average discount rate	7.5%	7.6%	7.7%

The maturities of lease liabilities under operating leases as of December 31, 2021 are as follows:

(U.S. $ in thousands)
2022	4,514
2023	4,251
2024	3,953
2025	3,431
2026	3,431
Thereafter	7,148
Total undiscounted lease payments	$26,728
Less: Imputed interest	(5,454)
Total lease liabilities	$21,274

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:DEFERRED REVENUES AND DEFERRED COSTS

	December 31,
	2020	2021
	(U.S. $ in thousands)
Deferred revenues:
Deferred product revenues	$1,515	$1,799
Deferred maintenance and professional services revenues	59,176	71,427
	60,691	73,226
Less - amounts offset from contract assets	(22,936)	(26,100)
Deferred revenues	37,755	47,126
Changes in deferred revenues:
Beginning of year	57,595	60,691
Deferred revenue relating to new sales	44,105	54,427
Revenue recognized during the year	(41,009)	(41,892)
End of year	60,691	73,226
Less - amounts offset from contract assets	(22,936)	(26,100)
Deferred revenues balance	$37,755	$47,126

As of December 31, 2021, the total remaining performance obligations amounted to $78,045 thousand. The Company expects that it will satisfy the majority of its remaining performance obligations over a period of three years, of which, $42,890 thousands will be recognized in the next twelve months, which constitutes 55% of total remaining performance obligations.

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

	December 31,
	2020	2021
	(U.S. $ in thousands)
Balance at beginning of year	$5,962	$6,627
Additional costs deferred	3,398	5,176
Amortization of deferred costs	(2,733)	(2,832)
Balance at end of year	$6,627	$8,971

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

As of December 31, 2020 and 2021, the notional amounts of the Company’s outstanding foreign currency exchange derivative financial instruments that were not designated as accounting hedging instruments, were $17.6 million and $26.9 million, respectively, and were used to reduce foreign currency exposures of the NIS. With respect to such derivatives, gains of $366 thousand, $86 thousand and losses of $80 thousand were recognized under financial income (expense), net for the years ended December 31, 2019, 2020 and 2021, respectively. Such gains and losses partially offset the revaluation impact of the balance sheet items, which are also recognized under financial income (expense), net. These foreign currency exchange derivative financial instruments mature through August 2022.

	Balance sheet location	Notional Amount	Fair Value
		December 31, 2021	December 31, 2021
		(U.S. $ in thousands)
Assets derivatives - Foreign currency exchange contracts	Other current assets	$16,332	$322
Liability derivatives - Foreign currency exchange contracts	Other accounts payables	$10,579	$37

	Balance sheet location	Notional Amount	Fair Value
		December 31, 2020	December 31, 2020
		(U.S. $ in thousands)
Assets derivatives - Foreign currency exchange contracts	Other current assets	$8,796	$295
Liability derivatives - Foreign currency exchange contracts	Other accounts payables	$8,796	$8

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

Options and RSUs granted under the 2019 Plan become exercisable over the requisite service period, which is generally a four-year period beginning on the grant date, subject to continued service to the Company. As of December 31, 2021, 1,038,499 shares were available for future equity awards under the 2019 Plan. On January 1, 2022, the reserve pool under the 2019 Plan was increased by 1,892,556 shares.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

A summary of the stock option activity for the year ended December 31, 2021 is as follows:

	Number of Options	Weighted average exercise price	Aggregate intrinsic value
			(U.S. $ in thousands)
Balance as of January 1, 2021	6,930,143	$8.51
Exercised	(1,370,119)	$1.67
Forfeited	(843,083)	$12.82
Balance as of December 31, 2021	4,716,941	$9.73	$20,462
Exercisable as of December 31, 2021	3,467,471	$7.75	$19,378

The following table summarizes the Company’s outstanding and exercisable options granted as of December 31, 2021:

	Options Outstanding		Options Exercisable
Exercise Price	Options outstanding as of December 31, 2021	Weighted average remaining contractual term	Options exercisable as of December 31, 2021	Weighted average remaining contractual term
		(years)		(years)
$ 0.004 - $ 1.76	2,069,939	8.7	2,013,187	8.8
$ 7.55 - $ 11.70	970,794	7.5	504,671	7.3
$ 16.68 - $ 19.21	931,627	7.6	497,811	7.6
$ 22.70 - $ 29.74	744,581	7.3	451,802	7.3
	4,716,941	8.0	3,467,471	8.2

The total intrinsic value of options exercised for the years ended December 31, 2020 and 2021 was approximately $7,705 thousands and $14,222 thousands, respectively.

The fair value of stock options granted was estimated using the Black-Scholes option-pricing model to determine the fair value of stock options granted during the years ended December 31, 2019 and 2020. No options were granted during the year ended December 31, 2021. The following assumptions were applied in determining the options’ fair value on their grant date:

	Year ended December 31,
	2019	2020
Expected volatility	50.4%-65.9%	51.7%-56.2%
Expected dividends yields	0%	0%
Expected term (in years)	5.5-7.0	5.5-7.0
Risk free rate	1.53%-2.63%	0.31%-1.03%
Weighted average grant date fair value	$ 9.63	$ 5.36

As of December 31, 2021, the Company had 1,249,470 unvested options. As of December 31, 2021, the total unrecognized compensation cost related to all unvested stock options of approximately $2.5 million is expected to be recognized as an expense over a weighted-average recognition period of approximately 0.7 year.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Units

A summary of the Company’s RSUs activity for the year ended December 31, 2021 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value

Balance as of January 1, 2021	1,311,702	$9.21
Granted	2,008,531	$11.31
Vested	(508,531)	$9.46
Forfeited	(353,448)	$10.77
Unvested RSUs as of December 31, 2021	2,458,254	$10.65

As of December 31, 2021, the unrecognized compensation cost related to all unvested RSUs of approximately $15.1 million is expected to be recognized as an expense over a weighted-average recognition period of approximately 1.1 year.

In the first quarter of 2022, the Company granted certain of its employees 1,719,300 restricted stock units with a vesting period of four years.

Stock-based compensation expense for stock options and RSUs included in the Company’s Statements of Comprehensive Loss were allocated as follows:

	December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Cost of revenues	$1,514	$2,024	$1,812
Research and development	2,370	4,437	3,867
Sales and marketing	4,849	4,635	3,772
General and administrative	2,194	3,929	4,445
Total share-based compensation expense	$10,927	$15,025	$13,896

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:INCOME TAXES

a.Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	(U.S. $ in thousands)
Deferred tax assets:
Tax loss carryforwards	$17,543	$26,588
Research and development	7,132	7,796
Deferred revenue	1,480	1,562
Employee and payroll accrued expenses	1,335	1,485
Share-based compensation	389	1,174
Operating lease liability	4,947	4,446
Issuance expense	982	-
Other	89	104
Total deferred tax assets	33,897	43,155
Deferred tax liabilities:
Property and equipment, net	(289)	(292)
Deferred costs	(1,629)	(2,231)
Operating lease right-of-use asset	(4,212)	(3,390)
Total deferred tax liabilities	(6,130)	(5,913)

Total deferred tax assets, net	$27,767	$37,242

Less valuation allowance for deferred tax assets	(26,421)	(34,709)

Deferred tax assets	$1,346	$2,533

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

As of December 31, 2020 and 2021, the Company had recorded a full valuation allowance of $26,421 thousand and $34,709 thousand, respectively, with regard to its deferred taxes, consisting primarily of tax loss carryforwards generated in Israel.

A summary of the Company’s valuation allowance activity on deferred tax assets was as follows:

	December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Beginning balance	$8,762	$15,390	$26,421
Additions charged to income tax expense	6,628	11,031	8,288
Ending balance	$15,390	$26,421	$34,709

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company believes that all future profits of its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries.

b.Provision for Income Taxes

Loss (Income) before taxes on income for the years ended December 31, 2019, 2020 and 2021 were as follows:

	December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Israeli	29,560	$36,347	$39,904
Non-Israeli	(2,452)	(2,536)	(2,471)
	27,108	$33,811	$37,433

The components of taxes on income for the years ended December 31, 2019, 2020 and 2021 were as follows:

	December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Current
Israeli	164	$336	$385
Non-Israeli	1,817	946	295
	1,981	1,282	680
Deferred
Israeli	-	-	-
Non-Israeli	(970)	313	(1,187)
	(970)	313	(1,187)
Total taxes on income	1,011	$1,595	$(507)

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the theoretical tax benefit and actual taxes on income for the years ended December 31, 2019, 2020 and 2021 is set forth below:

	December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Loss before taxes on income	27,108	$33,811	$37,433
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	6,235	7,777	8,610
Increase in income tax expense resulting from:
Effect of different tax rates applicable in foreign jurisdictions	(157)	(128)	(58)
Operating losses and other temporary differences for which valuation allowance was provided	(4,972)	(5,784)	(6,838)
Permanent differences	(2,162)	(3,017)	(1,132)
Uncertain tax position	(158)	(336)	(385)
Other	203	(107)	310
Actual taxes on income	(1,011)	$(1,595)	$507

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

	Year ended December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Balance at beginning of year	512	$670	$1,006
Additions for tax positions related to the current year	158	336	385
Balance at end of year	670	$1,006	$1,391

The Company is subject to income taxes in the U.S., Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of the U.S. subsidiary submitted in the United States through 2017 tax year are considered to be final following the completion of an Internal Revenue Service examination. Tax returns of the Israel entity submitted in Israel through the 2016 tax year are considered to be final following the completion of an Israeli Tax Authorities examination. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdiction.

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company's income tax provisions. Such differences could have a material effect on the Company's income tax provision, cash flow from operating activities and net income in the period in which such determination is made.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.Basis of taxation

Company incorporated in the U.S. — tax rate of 21%.

Company incorporated in Germany — tax rate of 33%.

Company incorporated in UK — tax rate of 19%.

Company incorporated in France — tax rate of 33%.

Tax rates in Israel

Company incorporated in Israel — tax rate of 23%.

Tax benefits in Israel

Under Israel law, including Amendment No. 60 to the Israel law, the Company may be entitled to various tax benefits such as “approved enterprise” or “benefited enterprise” status, subject to meeting certain conditions, including generating taxable income. As of December 31, 2021, the Company does not anticipate taxable income in the foreseeable future.

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

Israel tax loss carryforwards

Accumulated losses for tax purposes as of December 31, 2021 amounted to approximately $110 million and were generated in Israel. These losses may be carried forward and offset against taxable income in the future for an indefinite period. A full valuation allowance was created against the Company’s deferred tax assets generated in Israel, consisting mostly of net operating loss carryovers. Management currently believes that it is more likely than not that the deferred taxes generated in Israel will not be realized in the foreseeable future.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Hedging instrument gain (loss), net	$366	$86	$(80)
Bank charges	(153)	(175)	(261)
Exchange rate loss, net	(1,175)	(49)	(853)
Interest income (expense), net	878	347	401
Amortization of premium on marketable securities	-	(95)	(308)
Other, net	(1)	-	(3)
Total financial income (expenses), net	$(85)	$114	$(1,104)

NOTE 13:ENTITY WIDE DISCLOSURES

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. The Company manages its business based on one operating segment and derives revenues from licensing of software, sales of hardware, providing maintenance and technical support and sales of professional services.

The following is a summary of revenues within geographic areas:

	Year ended December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Geography:
Americas:
United States	55,991	$53,334	$55,936
Other	857	1,311	972
	56,848	54,645	56,908
Israel	1,654	1,493	1,681
EMEA (excluding Germany and Israel)	27,102	27,073	30,997
Germany	12,147	11,548	14,302
APAC	5,519	6,075	7,061
Total	103,270	$100,834	$110,949

Revenues are attributed to geographic areas based on the location of customer.

As of December 31, 2019, 2020 and 2021, each of the following customers comprised more than 10% of the Company’s revenue:

	December 31,
	2019	2020	2021
Customer A	15%	15%	15%
Customer B	9%	10%	12%

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

	Year ended December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Revenues:
Software products	$44,618	$35,898	$42,936
Hardware products	2,747	2,792	3,657
Support and maintenance	46,019	50,794	53,975
Professional services	9,886	11,350	10,381
Total revenues	$103,270	$100,834	$110,949

Property and equipment, net by geographical area were as follows as of December 31, 2019, 2020 and 2021:

	December 31,
	2019	2020	2021
	(U.S. $ in thousands)
Americas (primarily the United States)	959	$1,125	$1,093
EMEA	123	108	158
Israel	3,095	3,269	3,756
	4,177	$4,502	$5,007

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:COMMITMENTS AND CONTINGENT LIABILITIES

Legal Proceedings

The Company, along with its directors and officers (the “Individual Defendants”) at the time of its initial public offering (“IPO”) were named as defendants in four putative shareholder class action lawsuits filed in the Supreme Court of the State of New York on (1) February 26, 2020, captioned Matt Primozich v. Tufin Software Technologies Ltd., et al., Index No. 651287/2020 (Sup. Ct. N.Y. Cnty.) (“Primozich Action”), (2) May 28, 2020, captioned Allen v. Tufin Software Technologies Ltd., et al., Index No. 652118/2020 (Sup. Ct. N.Y. Cnty.) (“Allen Action”), (3)June 15, 2020, captioned Avi Shmuely v. Tufin Software Technologies Ltd., et al., Index No. 652475/2020 (Sup. Ct. N.Y. Cnty.) (“Shmuely Action”), and (4) July 1, 2020 captioned Michael Roche v.Tufin Software Technologies Ltd., et al., Index No. 652833/2020 (Sup. Ct. N.Y. Cnty.) (“Roche Action”, and with the Primozich Action, Allen Action, and Shmuely Action, the “Tufin State Actions”). In addition to naming the Company and the Individual Defendants as defendants, the Roche Action names the underwriters in the IPO as defendants (“IPO Underwriter Defendants”). On November 17, 2020, plaintiffs in the Primozich Action and Allen Action filed amended complaints.

In the Tufin State Actions, the plaintiffs, seeking to represent a class of all purchasers and acquirers of the Company’s ordinary shares issued in connection with the Company’s April 2019 IPO, allege that the (1) the defendants made material misstatements or failed to disclose material information in the IPO Offering Documents, thereby allegedly violating Section 11 of the Securities Act and (2) the Individual Defendants were “control persons” of the Company by virtue of their positions, and thereby are allegedly liable under Section 15 of the Securities Act. The Roche Action also asserted a claim under Section 12(a)(2) of the Securities Act alleging that defendants issued, caused to be issued, and/or signed the IPO Offering Documents in connection with issuance of stock to shareholders in the IPO. On August 5, 2021, the state court entered an order consolidating the Tufin State Actions and appointing lead plaintiffs and class counsel. On August 16, 2021, these lead plaintiffs filed a consolidated amended complaint, which asserts claims under Sections 11 and 15 of the Securities Act and names only Tufin and the Individual Defendants as defendants. On September 15, 2021, the defendants filed a motion to stay the Tufin State Actions pending resolution of the parallel federal action discussed below. The motion also requested, in the alternative, that the court enter an order holding the PSLRA’s mandatory stay of discovery applies or staying discovery as a discretionary matter pending resolution of motions to dismiss in both the federal and state court actions. The motion was fully briefed as of November 3, 2021. The parties also filed a stipulation extending the defendants’ deadline to respond to the consolidated amended complaint until 45 days after a decision resolving the motion to stay. On December 8, 2021, the court entered an order staying the Tufin State Actions pending resolution of the motion to dismiss pending in the parallel federal action. As discussed below, the federal court issued a decision on the motion to dismiss on February 25, 2022. On March 3, 2022, the state court entered an order lifting the stay.

Two federal class actions were also filed in the Southern District of New York: (1) the matter captioned Matthew Ellison v. Tufin Software Technologies Ltd. et al., Case No. 1:20-cv-05646 (S.D.N.Y.) was filed on July 21, 2020 and names the Company, the Individual Defendants, the IPO Underwriter Defendants, and certain underwriters in the secondary public offering (“SPO Underwriter Defendants”) as defendants (“Ellison Action”) and (2) the matter captioned Michaelson v. Tufin Software Technologies Ltd. et al., Case No. 1: 20-cv-06290 (S.D.N.Y.) was filed on August 10, 2020 and names the Company and the Individual Defendants as defendants (“Michaelson Action” and with the Ellison Action, the “Tufin Federal Actions”). The Tufin Federal Actions were brought on behalf of all persons or entities, who purchased stock in the Company’s April 2019 IPO and/or December 2019 secondary public offering (“SPO”), pursuant to and/or traceable to the alleged misleading IPO Offering Documents or SPO Offering Documents, and assert violations of Sections 11 and 12(a)(2) (against all defendants) and Section 15 (against Individual Defendants) of the Securities Act. On October 19, 2020, the New York federal court entered an order consolidating the Tufin Federal Actions under Master File No. 1:20-cv-05646, appointing Mark Henry as lead plaintiff, and approving Henry’s selection of lead counsel. On February 4, 2021, lead plaintiff filed a Consolidated Amended Complaint, which asserts only claims for violations of Sections 11 and 15 of the Securities Act of 1933, based on alleged false or misleading statements or omissions only in the Registration Statement issued in connection with the Company’s April 2019 IPO. The Consolidated Amended Complaint names only us and the Individual Defendants as defendants. The defendants moved to dismiss the Tufin Federal Actions in their entirety, which motion was fully briefed on August 25, 2021. On February 25, 2022, the court partially granted and partially denied the motion to dismiss, dismissing the claims based on all but two of the alleged misstatements. The court also granted the plaintiffs leave to replead the dismissed claims. Any amended complaint is due by March 31, 2022.

The Company is also subject to certain indemnification obligations with respect to the Individual Defendants, IPO Underwriter Defendants, and the SPO Underwriter Defendants, in connection with the Tufin State Actions and Tufin Federal Actions.

Based on information currently available and the current stage of the litigation, the Company is unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to the Tufin State Action and Tufin Federal Actions; therefore, no estimated liability has been recorded in the Company’s consolidated balance sheets as of December 31, 2021. The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.

ITEM 19.EXHIBITS

The following documents are filed as part of this annual report:

1.1

Amended Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 2, 2021)

2.5

Description of Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 2.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 2, 2021)

4.1

Amended and Restated Investors’ Rights Agreement, dated March 6, 2019, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-230109))

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

4.8+	2007 Israeli Share Option Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-230109))

4.9+

Global Addendum (Non-Israeli and Non-U.S. Taxpayers) to the 2007 Israeli Share Option Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-230109))

4.10+	2008 U.S. Stock Plan (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-230109))

4.11+	2018 Equity-Based Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-230109))

4.12+	2019 Equity-Based Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-230109))

4.13

Amended and Restated Loan and Security Agreement, dated September 27, 2018, by and among the Registrant, Silicon Valley Bank, and Tufin Software North America, Inc. (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-230109))

4.14*+	Compensation Policy (as amended)

98

8.1

List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 2, 2021)

	12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer

	12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer

	13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer

	13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer

	15.1*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited

	101.INS*	Inline XBRL Instance Document

	101.SCH*	Inline XBRL Taxonomy Extension Schema Document

	101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

	101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

	101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

	101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

	104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

∞	English summary of original Hebrew document.

+ Management contract or compensatory plan, contract or arrangement.

99

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
Date: March 7, 2022